    As filed with the Securities and Exchange Commission on October 27, 1998
                                                    Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form S-4
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                                ______________

                             PUBLIC STORAGE, INC.
            (Exact name of registrant as specified in its charter)

                                  California
        (State or other jurisdiction of incorporation or organization)

            95-3551121                                                                6798
(I.R.S. Employer Identification No.)                       (Primary Standard Industrial Classification Code Number)

              701 Western Avenue                                           HARVEY LENKIN
        Glendale, California 91201-2397                                 Public Storage, Inc.
                (818) 244-8080                                           701 Western Avenue
       (Address, including zip code, and                            Glendale, California 91201-2397
    telephone number, including area code,                                  (818) 244-8080
 of registrant's principal executive offices)              (Name, address, including zip code, and telephone
                                                           number, including area code, of agent for service)

                                ______________

                                  Copies to:

                             DAVID GOLDBERG, ESQ.
                             Public Storage, Inc.
                              701 Western Avenue
                        Glendale, California 91201-2397
                                ______________

       Approximate date of commencement of proposed sale to the public:
            As soon as practicable after the effective date of this
                            Registration Statement.
                                ______________

If the only securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [ ]  _______________

                                                CALCULATION OF REGISTRATION FEE
=================================================================================================================================
                                                                                             Proposed              Proposed
                                                             Amount         Offering         Maximum               Maximum
                                                             to be            Price         Aggregate              Amount of
 Title of Each Class of Securities to be Registered        Registered       Per Share     Offering Price       Registration Fee
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value per share                     500,000 shares(1)   (1)        $7,700,013.30(1)        $2,140.61(1)(2)
=================================================================================================================================

(1) This Registration Statement relates to the proposed acquisition by the Registrant of all of the 23,954 units of limited partnership interest ("Units") in PS Partners VIII, Ltd., a California Limited Partnership (the "Partnership") that are not currently owned by the Registrant. The Registrant's acquisition of the 23,954 Units will be accomplished through a merger of a subsidiary of the Registrant into the Partnership and the conversion of the 23,954 Units into either cash or common stock of the Registrant. The book value of the Units at June 30, 1998 was $321.45 per Unit. The maximum number of shares of Registrant to be issued in the merger is 500,000. The exact number of shares of common stock of the Registrant to be issued in the merger cannot be determined at this time.

(2) Calculated in accordance with rule 457(f)(2) under the Securities Act of 1933. $1,541 of the registration fee was previously paid in connection with the Partnership's preliminary information statement.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                            PS PARTNERS VIII, LTD.,
                       A CALIFORNIA LIMITED PARTNERSHIP

                              701 Western Avenue
                        Glendale, California 91201-2397



                                            October __, 1998



Dear Limited Partner:

     Enclosed is an information statement, notice of action without a meeting and prospectus and accompanying cash election form relating to the acquisition by Public Storage, Inc. ("PSI") of all of the units of limited partnership interest in the Partnership not currently owned by PSI. PSI is a general partner of the Partnership and owner of 55% of the Partnership units. PSI's acquisition of units is being accomplished through the merger of a PSI subsidiary into the Partnership. In the merger, each of your units will be converted into the right to receive a value of $449 in PSI common stock or, at your election, in cash.

     The Partnership is not seeking the consent, authorization or proxy of its limited partners with respect to the merger or related amendment to the partnership agreement. PSI, the holder of a majority of the Partnership units, has executed a written consent approving the merger and the related amendment to the partnership agreement.

     WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. IF YOU WANT TO RECEIVE CASH IN THIS TRANSACTION, YOU MUST MAKE A CASH ELECTION BY DECEMBER 9, 1998, IN ACCORDANCE WITH THE ACCOMPANYING CASH ELECTION FORM.

     If you have any questions, please contact Public Storage, Inc.'s Investor Services Department at (800) 807-3055, (800) 421-2856 or (818) 244-8080.

                                            Very truly yours,

                                            PUBLIC STORAGE, INC.
                                            General Partner

                                            By:  Harvey Lenkin
                                                 President

                             PUBLIC STORAGE, INC.
                            PS PARTNERS VIII, LTD.,
                       A CALIFORNIA LIMITED PARTNERSHIP

    INFORMATION STATEMENT, NOTICE OF ACTION WITHOUT A MEETING AND PROSPECTUS

     This information statement, notice of action without a meeting and prospectus is being furnished to limited partners of PS Partners VIII, Ltd. (the "Partnership") in connection with the acquisition by Public Storage, Inc. ("PSI") of all of the units of limited partnership interest not currently owned by PSI. PSI is a general partner of the Partnership and owner of 55% of the Partnership units. PSI's acquisition of units is being accomplished through the merger of a PSI subsidiary into the Partnership. In the merger, each unit not currently owned by PSI will be converted into the right to receive a value of $449 in PSI common stock or, at the election of a limited partner, in cash.

     SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY LIMITED PARTNERS, INCLUDING THE FOLLOWING:

   . PSI owns sufficient Partnership units to approve the merger without the vote of any other limited partner and is voting its units in favor of the merger.

   . The merger has not been negotiated at arm's length. No independent persons were hired to negotiate the terms of the merger on behalf of public limited partners. No person was asked to make an offer to buy the Partnership's assets.

   . The merger will be a taxable event for public limited partners, resulting in the recognition of a substantial gain to original taxable limited partners who receive either cash or PSI common stock.

   . The investment of the limited partners who do not elect cash will be changed from holding an interest in a specified portfolio of properties for a fixed period to holding an investment in an ongoing fully-integrated real estate company.

   . The level of distributions to a limited partner who receives PSI common stock will be significantly lower after the merger than the amount received as a limited partner of the Partnership.

   . The Partnership's properties may continue to increase in value and might be able to be sold at a higher price at a later date. PSI will realize the benefit of any increase in value.

   .   Under California law, limited partners will not be entitled to
                                                   ---
       dissenters' rights of appraisal in connection with the merger.

   . PSI, which controls the Partnership, has significant conflicts of interest in connection with, and will benefit from, the merger. In the absence of such conflicts, the terms of the merger may have been more favorable to limited partners.

   . The public PSI shareholders are substantially limited in their ability to control PSI. B. Wayne Hughes, the chief executive officer and chairman of the board of PSI and a general partner of the Partnership, and members of his family own 33% of the PSI common stock (37% upon conversion of the PSI class B common stock). Also the number of shares that may be owned by any other person is restricted. These factors should prevent any takeover not approved by Mr. Hughes.

   . The market price of PSI common stock may fluctuate after the date that the number of shares to be issued to limited partners in the merger is determined and before those shares actually are issued. In addition, the market price could decrease as a result of increased selling activity following issuance of shares in the merger and other factors, such as changes in interest rates and market conditions.

                              ____________________

     WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. IF YOU WANT TO RECEIVE CASH IN THIS TRANSACTION, YOU MUST MAKE A CASH ELECTION BY DECEMBER 9, 1998, IN ACCORDANCE WITH THE ACCOMPANYING CASH ELECTION FORM.
                              ____________________

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE'S SECURITIES REGULATOR HAS APPROVED THE COMMON STOCK OF PUBLIC STORAGE, INC. TO BE ISSUED UNDER THIS INFORMATION STATEMENT AND PROSPECTUS OR DETERMINED IF THIS INFORMATION STATEMENT AND PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

October __, 1998

     The merger will be effected under the Agreement and Plan of Reorganization attached as Exhibit A to this statement. This statement also serves as a prospectus of PSI under the Securities Act of 1933, as amended, for the issuance of up to 500,000 shares of PSI common stock in the merger.

     The PSI common stock is traded on the New York Stock Exchange under the symbol "PSA". On October __, 1998, the closing price of the PSI common stock on the NYSE was $_____. There is no active market for the Partnership units.

     The Partnership is not seeking the consent, authorization or proxy of its limited partners with respect to the merger or related amendment to the partnership agreement. PSI, the holder of a majority of the Partnership units, has executed a written consent approving the merger and the related amendment to the partnership agreement.

     This statement is first being mailed on or about November __, 1998 to limited partners of record at the close of business on the date of this statement.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Available Information....................................................  1
Incorporation of Certain Documents by Reference..........................  1
Cautionary Statement.....................................................  1
Summary..................................................................  2
   Overview of Merger....................................................  2
   Summary Risk Factors..................................................  2
      Vote by PSI........................................................  2
      No Arm's Length Negotiation or Independent Representatives.........  2
      Tax to Limited Partners............................................  2
      Change from Finite Life to Infinite Life...........................  3
      Lower Level of Distributions After the Merger......................  3
      Potential Loss of Future Appreciation..............................  3
      No Dissenters' Rights of Appraisal.................................  3
      Conflicts of Interest..............................................  3
      Control and Influence over PSI by the Hughes Family and PSI
      Ownership Limitations..............................................  3
      Uncertainty Regarding Market Price of PSI Common Stock.............  3
      Tax Risks - Additional Risks to PSI's Continued REIT Qualification.  3
      Financing Risks....................................................  3
      Possible Future Dilution...........................................  3
      Merger Payments Based on Appraisals Instead of Arm's Length
      Negotiations.......................................................  3
   Benefits to Insiders..................................................  4
   Potential Benefits of the Merger......................................  4
   The Partnership.......................................................  4
   PSI...................................................................  5
   Background and Reasons for the Merger.................................  5
   Detriments of the Merger..............................................  6
   Determination of Amounts to be Received by Limited Partners in the
   Merger................................................................  6
   Federal Income Tax Matters............................................  7
   Fairness Analysis; Appraisal and Opinion of Financial Advisor.........  7
      Fairness Analysis..................................................  7
      Absence of Arm's Length Negotiation................................  7
      Fairness Opinion from Stanger......................................  7
   Comparison of Partnership Units with PSI Common Stock.................  8
   Summary Financial Information......................................... 10
   Relationships......................................................... 12
Risk Factors............................................................. 13
   Vote by PSI........................................................... 13
   No Arm's Length Negotiation or Independent Representatives............ 13
   Tax to Limited Partners............................................... 13
   Change from Finite Life to Infinite Life.............................. 13
   Lower Level of Distributions After the Merger......................... 13
   Potential Loss of Future Appreciation................................. 13
   No Dissenters' Rights of Appraisal.................................... 13
   Conflicts of Interest................................................. 13
      Relationships Among Parties........................................ 13
      Structuring of Merger by Insiders.................................. 13
      Benefits to Insiders............................................... 14
   Control and Influence over PSI by the Hughes Family and PSI Ownership
   Limitations........................................................... 14
   Uncertainty Regarding Market Price of PSI Common Stock................ 14

                                                                         Page
                                                                         ----
   Tax Risks of Ownership of PSI Common Stock - Failure to
   Maintain REIT Status.................................................. 15
   Financing Risks....................................................... 15
      Dilution and Subordination......................................... 15
      Risk of Leverage................................................... 15
   Merger Payments Based on Appraisal Instead of Arm's Length
   Negotiation........................................................... 15
   Operating Risks....................................................... 15
      Value of Investment Reduced by General Risks of Real Estate
      Ownership.......................................................... 15
      Significant Competition Among Mini-Warehouses...................... 16
      Risk of Environmental Liabilities.................................. 16
      Tenant Reinsurance................................................. 16
      Canadian Operations................................................ 16
      Merchandise and Portable Self-Storage Companies.................... 16
      Liabilities with Respect to Acquired General Partner Interests..... 17
   Shares Eligible for Future Sale....................................... 17
Benefits to Insiders..................................................... 17
The Merger............................................................... 18
   General............................................................... 18
   Background and Reasons for the Merger................................. 18
   Fairness Analysis..................................................... 19
   Alternatives to the Merger............................................ 19
      Liquidation........................................................ 19
      Continued Ownership of the Partnership............................. 20
   Determination of Amounts to be Received by Limited Partners in the
   Merger................................................................ 20
   Potential Benefits of the Merger...................................... 21
   Detriments of the Merger.............................................. 22
   Fairness Analysis..................................................... 22
   Comparison of Consideration to be Received in the Merger
   to Other Alternatives................................................. 23
   Real Estate Portfolio Appraisal by Wilson............................. 26
   Fairness Opinion from Stanger......................................... 28
   The Merger Agreement.................................................. 32
   Cash Election Procedure............................................... 33
   Consequences to the Partnership if the Merger is Not Completed........ 34
   Costs of the Merger................................................... 34
   Accounting Treatment.................................................. 34
   Regulatory Requirements............................................... 34
   Comparison of Partnership Units with PSI Common Stock................. 35
Amendment to Partnership Agreement....................................... 40
Approval of the Merger and Partnership Agreement Amendment............... 41
   General............................................................... 41
   Security Ownership of Certain Beneficial Owners and Management........ 41
Certain Related Transactions............................................. 47
Description of Partnership Properties.................................... 48
Description of PSI's Properties.......................................... 50
Distributions and Price Range of PSI Common Stock........................ 52
Distributions and Market Prices of Partnership Units..................... 53
Description of PSI Capital Stock......................................... 56
   Common Stock.......................................................... 56
   Ownership Limitations................................................. 56
   Class B Common Stock.................................................. 57
   Preferred Stock....................................................... 58
   Equity Stock.......................................................... 58
   Effects of Issuance of Capital Stock.................................. 58
Federal Income Tax Considerations........................................ 59
   Opinion of Counsel.................................................... 59


                                                                         Page
                                                                         ----
   The Merger............................................................ 59
   General Tax Treatment of PSI.......................................... 60
   Consequences of the PSMI Merger on PSI's Qualification as a REIT...... 64
   Taxation of Taxable Domestic Holders of PSI Common Stock.............. 67
   Taxation of Non-U.S. Shareholders..................................... 69
   Ownership Records..................................................... 70
   Recent Legislation.................................................... 70
   Recent Administration Proposal........................................ 71
State and Local Taxes.................................................... 71
Legal Opinions........................................................... 71
Experts.................................................................. 72
Glossary................................................................. 73


Appendix A    -   Agreement and Plan of Reorganization among PSI, PS Partners
                  VIII Merger Co., Inc. and the Partnership dated as of
                  September 28, 1998
Appendix B    -   Real Estate Appraisal Report by Charles R. Wilson &
                  Associates, Inc. for the Partnership dated September 30, 1998
Appendix C    -   Opinion of Robert A. Stanger & Co., Inc. dated October 26,
                  1998
Appendix D    -   Proposed Amendment to the Partnership Agreement
Appendix E    -   Financial Statements of the Partnership
Appendix F    -   Management's Discussion and Analysis of Financial Condition
                  and Results of Operations of the Partnership

                             AVAILABLE INFORMATION

     The Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires both PSI and the Partnership to file reports, statements and other information with the Securities and Exchange Commission (the "Commission").
This material can be inspected and copied at the Commission's public reference facilities in Washington, D.C. and at the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or by accessing the Commission's Worldwide Web site at http://www.sec.gov. This material can also be inspected, in the case of PSI, at the NYSE, 20 Broad Street, New York, New York 10005 and at The Pacific Exchange, Inc., 301 Pine Street, San Francisco, California 94104.

     PSI has filed with the Commission a registration statement on Form S-4 (together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This statement does not contain all the information set forth in the Registration Statement. For further information, please refer to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by PSI with the Commission pursuant to
Section 13 of the Exchange Act (File No. 1-8389) are incorporated herein by reference: (i) the Annual Report on Form 10-K for the year ended December 31, 1997, as amended by a Form 10-K/A dated April 23, 1998; (ii) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998; and (iii) the Current Reports on Form 8-K dated January 15, 1998, February 10, 1998 and April 23, 1998.

     All documents filed by PSI pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this statement and before December 10, 1998 will be incorporated by reference herein from the date of filing such documents.

     The following documents filed by the Partnership with the Commission under
Section 13 of the Exchange Act (File No. 0-11186) are incorporated herein by reference: (i) the Annual Report on Form 10-K for the year ended December 31, 1997; (ii) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998; and (iii) the Current Report on Form 8-K dated September 28, 1998.

     Limited partners should rely on information in this statement, or in any subsequently filed document which is made part of this statement, over different information in documents previously filed. Any information in documents previously filed different from information in this statement, or in any subsequently filed document which is made part of this statement, should be disregarded.

     The merger agreement, which is attached as Appendix A to this statement, is also made part of this statement.

     AS NOTED ABOVE, OTHER DOCUMENTS NOT INCLUDED WITH THIS STATEMENT ARE MADE A PART OF THIS STATEMENT. IF YOU WOULD LIKE COPIES OF THESE OTHER DOCUMENTS (INCLUDING DOCUMENTS FILED AFTER THE DATE OF THIS STATEMENT) FREE OF CHARGE, PLEASE WRITE TO THE INVESTOR SERVICES DEPARTMENT, 701 WESTERN AVENUE, GLENDALE, CALIFORNIA 91201-2397 OR CALL AT (800) 807-3055, (800) 421-2856 OR (818) 244-
8080. IN ORDER TO ENSURE TIMELY DELIVERY, ANY REQUEST SHOULD BE MADE BY NOVEMBER 30, 1998. DOCUMENTS WILL BE SENT BY FIRST CLASS MAIL WITHIN ONE BUSINESS DAY AFTER YOUR REQUEST IS RECEIVED.

     LIMITED PARTNERS SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS STATEMENT OR IN DOCUMENTS TO WHICH LIMITED PARTNERS HAVE BEEN REFERRED. PSI AND THE PARTNERSHIP HAVE NOT AUTHORIZED ANYONE TO PROVIDE LIMITED PARTNERS WITH INFORMATION THAT IS DIFFERENT.

                              CAUTIONARY STATEMENT

     Statements contained in this statement that are not based on historical fact are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "continue" or similar terms, variations of those terms or the negative of those terms. Cautionary statements set forth in "Risk Factors" and elsewhere in this statement identify important factors that could cause actual results to differ materially from those in the forward-looking statements.

                                    SUMMARY

     The following summary is qualified in its entirety by the detailed information appearing elsewhere in this statement, including the appendices. See "Glossary" beginning on page 73 for definitions of certain terms used in this statement.

OVERVIEW OF MERGER

     The acquisition of the Partnership units not currently owned by PSI will be accomplished in the merger as follows:

     . A wholly owned, second tier subsidiary of PSI will be merged into the Partnership.

     . Each Partnership unit (other than units owned by PSI) will be converted into the right to receive a value of $449 in PSI common stock or, at the election of a limited partner, in cash. To be effective a cash election must be made by December 9, 1998, in accordance with the accompanying cash election form.

     . Distributions will be made to holders of Partnership units to cause the estimated net asset value per unit as of December 10, 1998 (the "Effective Date") to be substantially equivalent to $449.

     . For purposes of the merger, the market value of the PSI common stock will be the average of the per share closing prices on the NYSE of the PSI common stock during the 20 consecutive trading days ending on the fifth trading day prior to the Effective Date.

     . Following the merger, PSI (through a wholly owned entity) will own all Partnership units.

     . PSI (through a wholly owned entity) and Hughes will retain their general partnership interests in the Partnership, and the Partnership will remain in existence.

     See "The Merger - Determination of Amounts to be Received by Limited Partners in the Merger." For a description of the terms of the merger, see "The Merger - The Merger Agreement."

     The PSI common stock is listed on the NYSE. On October __, 1998, the last full trading day prior to the date of this statement, the reported closing price per share of PSI common stock was $_______. There is no established trading market for the Partnership units. See "Distributions and Price Range of PSI Common Stock" and "Distributions and Market Prices of Partnership Units."

SUMMARY RISK FACTORS

     The merger involves certain risks and detriments that should be considered by limited partners, including the following:

     . Vote by PSI. PSI owns sufficient Partnership units to approve the merger without the vote of any other limited partner and is voting its units in favor of the merger.

     . No Arm's Length Negotiation or Independent Representatives. The merger has not been negotiated at arm's length. No independent persons were hired to negotiate the terms of the merger on behalf of public limited partners. If such persons had been hired, the terms of the merger may have been more favorable to them. In addition, no other person was asked to make an offer to buy the Partnership's assets. Such offers could have generated higher prices.

     . Tax to Limited Partners. The merger will be a taxable event for public limited partners, resulting in the recognition of a substantial gain to original taxable limited partners who receive either cash or PSI common stock .

     . Change from Finite Life to Infinite Life. The investment of limited partners who do not elect cash will be changed from holding an interest in specified properties for a fixed period to holding an investment in an ongoing integrated real estate company. PSI changes its portfolio of properties from time to time without approval of shareholders, does not plan to sell its assets within a fixed period of time and is engaged in all aspects of the mini-warehouse industry, including property development and management. Limited partners who receive PSI common stock will be able to liquidate their investment only by selling their shares. The market value of their shares may or may not reflect the full fair market value of PSI's assets and will fluctuate.

     . Lower Level of Distributions After the Merger. The level of distributions to a limited partner who receives PSI common stock is expected to be significantly lower after the merger than the amount received as a limited partner of the Partnership.

     . Potential Loss of Future Appreciation. The Partnership's assets may increase in value and might be able to be sold at higher prices at a later date. PSI will realize the benefit of any increase in value.

     . No Dissenters' Rights of Appraisal. Under California law, limited partners will not be entitled to dissenters' rights of appraisal in
                      ---
        connection with the merger.

     . Conflicts of Interest. PSI, which controls the Partnership, has conflicts of interest in, and will benefit from, the merger. PSI has an interest in acquiring Partnership units at the lowest possible price, while limited partners have an interest in selling units at the highest possible price. In the absence of these conflicts, the terms of the merger may have been more favorable to limited partners.

     . Control and Influence over PSI by the Hughes Family and PSI Ownership Limitations. The public PSI shareholders are substantially limited in their ability to control PSI. The Hughes family owns approximately 33% of the PSI common stock (approximately 37% upon conversion of the PSI class B common stock). Also, the number of PSI shares that may be owned by any other person is restricted. These ownership factors should prevent any takeover of PSI not approved by Mr. Hughes.

     . Uncertainty Regarding Market Price of PSI Common Stock. The market price of PSI common stock may fluctuate after the date that the number of shares to be issued to limited partners in the merger is determined, but before those shares actually are issued. In addition, the market price could decrease because of sales of shares issued in the merger and for other reasons.

     . Tax Risks - Additional Risks to PSI's Continued REIT Qualification. PSI is subject to tax risks, including risks as to PSI's continued qualification for income tax purposes as a "Real Estate Investment Trust" or "REIT."

     . Financing Risks. PSI, unlike the Partnership, has outstanding debt ($86 million at June 30, 1998) and may continue to incur debt. The incurrence of debt increases the risk of loss of investment.

     . Possible Future Dilution. The interest of PSI shareholders can be reduced through the issuance of additional stock by PSI. PSI has outstanding preferred stock ($921 million at June 30, 1998) and intends to issue additional preferred stock that prevents payment of distributions on PSI common stock unless distributions are paid quarterly on the preferred stock.

     . Merger Payments Based on Appraisals Instead of Arm's Length Negotiations. Payments to public limited partners are based on a third party appraisal of the Partnership's properties. However, appraisals are opinions as of the date specified and are subject to certain assumptions. The true worth or realizable value of these properties may be higher or lower than the appraised value.

BENEFITS TO INSIDERS

   The merger involves certain benefits to PSI, including the following:

   . Ownership of All Partnership Units. As a result of the merger, PSI will own all of the Partnership units without taxable gain to PSI.

   . Cost Efficiencies. The merger will eliminate almost all Partnership administrative expenses, much of which has been borne by PSI as owner of 55% of the Partnership units.

   . Issuance of Capital Stock. The merger will enable PSI, which is seeking to expand its capital base, to issue up to 475,000 shares of common stock.

   . Elimination of Conflicts of Interest. The merger will eliminate the conflicts of interest resulting from the public limited partners' ownership of a minority interest in the Partnership. The principal conflicts involve the competition of the Partnership's properties with other mini-warehouses owned by PSI.

POTENTIAL BENEFITS OF THE MERGER

   The general partners believe that the following are the principal potential benefits to limited partners:

   (i) Limited partners who elect to receive cash will have fully liquidated their investment at an amount substantially higher than the prices in the limited secondary transactions. Also, they will have simplified their tax reporting for years after 1998.

   (ii) For limited partners who receive PSI common stock, the principal potential benefits are:

   . Ownership Interest in a Diversified Real Estate Company. Because the Partnership is not authorized to issue new securities or to reinvest sale or financing proceeds, the Partnership is less able to take advantage of new real estate investment opportunities. In contrast, PSI has a substantially larger, more diversified investment portfolio that reduces the risks associated with any particular assets or group of assets and increases PSI's ability to access capital markets for new capital investments.

   . Increased Liquidity. There is no active market for the Partnership units. In comparison, PSI has approximately 115 million shares of PSI common stock listed on the NYSE (approximately 79 million of which are freely tradeable) with an average daily trading volume during the 12 months ended December 31, 1997 of 98,000 shares. Given PSI's market capitalization and trading volume, limited partners who receive PSI common stock are likely to enjoy a more active trading market and increased liquidity for the PSI securities they receive.

   . Simplified Tax Reporting. The merger also will simplify tax reporting for years after 1998 for limited partners who receive PSI common stock.

THE PARTNERSHIP

   The Partnership is a California limited partnership organized in 1987, which raised $26,375,500 from the sale of 52,751 units at $500 per unit in a registered public offering of the units completed in December 1987. All of the Partnership's net proceeds of that offering were invested in mini-warehouses and, to a lesser extent, business parks. The Partnership owns: (1) five mini-warehouses (the "Properties"); and (2) a 0.6% interest in PS Business Parks, L.P. ("PSBP"), which owns and operates commercial properties and is controlled by PSI.

   The general partners of the Partnership are PSI and Hughes. The Properties are managed by PSI and are operated under the "Public Storage" name. See "Description of Partnership Properties." There is no active market for the Partnership units. See "Distributions and Market Prices of Partnership Units."

PSI

     PSI is a fully integrated, self-administered and self-managed REIT, organized as a California corporation that acquires, develops, owns and operates mini-warehouses, which are self-service facilities offering storage space for personal and business use. PSI is the largest owner and operator of mini-warehouses in the United States. PSBP, an affiliate, owns and operates business parks containing commercial and industrial rental space. At December 31, 1997, PSI had equity interests (through direct ownership, as well as general and limited partnership and capital stock interests) in 1,136 properties located in 38 states, consisting of 1,073 mini-warehouse facilities and 63 business parks.

     In a series of transactions among Public Storage Management, Inc. and its affiliates (collectively, "PSMI"), culminating in the November 16, 1995 merger of PSMI into Storage Equities, Inc. ("SEI") (the "PSMI Merger"), SEI became self-administered and self-managed, acquired substantially all of PSMI's United States real estate interests and was renamed "Public Storage, Inc."

     The principal executive offices of the Partnership and PSI are located at 701 Western Avenue, Glendale, California 91201-2397. The telephone number is
(818) 244-8080.

BACKGROUND AND REASONS FOR THE MERGER

     THE MERGER HAS NOT BEEN NEGOTIATED AT ARM'S LENGTH. THE MERGER HAS BEEN STRUCTURED BY PSI, WHICH CONTROLS THE PARTNERSHIP AND HAS SIGNIFICANT CONFLICTS OF INTEREST IN CONNECTION WITH, AND WILL BENEFIT FROM, THE MERGER. BASED IN SIGNIFICANT PART ON A THIRD PARTY APPRAISAL OF THE PROPERTIES AND ON THE OPINION OF A FINANCIAL ADVISOR, IN WHICH THEY CONCUR, PSI AND HUGHES, THE GENERAL PARTNERS OF THE PARTNERSHIP, BELIEVE THAT THE MERGER IS FAIR TO PUBLIC LIMITED PARTNERS.

     The Partnership was organized in 1987 to acquire properties jointly with PSI and alone. The Partnership is beyond its original anticipated term. As indicated in the Partnership's initial prospectus, the Partnership originally anticipated selling the Properties and liquidating from five to eight years after acquisition, i.e., between 1993 and 1996.

     PSI, which was organized in 1980, has from time to time taken actions to increase its asset and capital base and increase diversification, such as by increasing its interest in affiliated entities, like the Partnership. PSI's interest in the Partnership include (i) PSI (through a wholly owned entity) and Hughes are general partners of the Partnership, (ii) PSI (through a wholly owned entity) owns 55% of the Partnership units and (iii) the Properties are managed by PSI. As a result of the merger, PSI will own all of the Partnership units and almost all Partnership administrative expenses, including the cost of operating as a public entity, will be eliminated.

     The consideration to be received by the limited partners in the merger is based on the appraised value of the Properties as determined by a third party appraiser, Charles R. Wilson & Associates, Inc. ("Wilson"), as of September 16, 1998. Based in significant part on a third party appraisal of the Properties and on the opinion of a financial advisor, Robert A. Stanger & Co., Inc. ("Stanger"), in which they concur, the general partners believe that the merger is fair to the public limited partners.

     The general partners believe that the consideration to be received by limited partners in the merger compares favorably with: (1) the prices at which limited secondary sales of Partnership units have been effectuated; (2) a range of estimated going-concern values per unit; (3) an estimated liquidation value per unit; and (4) the book value per unit. The general partners recognize that these comparisons are subject to significant assumptions, qualifications and limitations. See "The Merger - Comparison of Consideration to be Received in the Merger to Other Alternatives."

     The general partners considered liquidation and continued ownership by limited and general partners as alternatives to the merger. Based on a comparison of the potential benefits and detriments of the merger with these alternatives, the general partners concluded that the merger is more attractive to limited partners than the alternatives considered. The general partners did not solicit any proposals for the acquisition of the Partnership's assets.

     In comparing the merger to other alternatives, PSI noted the following:

     Liquidation. The general partners believe that the Properties may continue to appreciate in value and accordingly are opposed to a sale of the Properties. The merger provides limited partners with the opportunity either to convert their investment into an investment in PSI, which like the Partnership primarily owns mini-warehouses, or to receive cash based on the appraised value of the Properties. However, if the Partnership liquidated its assets through asset sales to unaffiliated third parties, limited partners would not need to rely upon a real estate portfolio appraisal to estimate the fair market value of the Properties.

     Continued Ownership. The Partnership is operating profitably. Continued ownership by the limited and general partners should provide limited partners with continued distributions of net operating cash flow and participation in any future potential appreciation of the Properties, as well as avoiding many of the risks described under "Risk Factors." However, continued ownership by the limited and general partners would fail to secure the potential benefits of the merger to limited partners described under "The Merger - Potential Benefits of the Merger" or to PSI described under "The Merger - Benefits to Insiders."

DETRIMENTS OF THE MERGER

     For a summary of certain risks and detriments of the merger, refer to "-Summary Risk Factors" beginning on page 2.

DETERMINATION OF AMOUNTS TO BE RECEIVED BY LIMITED PARTNERS IN THE MERGER

     The general partners have determined the amount to be received by limited partners in the merger based on the estimated net asset value per Partnership unit computed as follows:

           Estimated value of the Properties (1)                      $19,750,000
           Plus:
              Market value of Partnership's
               interest in PSBP (2)                                     4,079,000
              Partnership's interest in other tangible
               net assets (3)                                              77,000
           Net proceeds available for distribution                     23,906,000
           Distributions to general partners (4)                         (239,000)
           Distributions to limited partners                          $23,667,000
                                                                      ===========
           Amount per Partnership unit (5)                            $       449
                                                                      ===========

     _______________

     (1) Reflects appraised value of the Properties determined by Wilson, as of September 16, 1998.

     (2) Reflects closing price of shares of PS Business Parks, Inc. on The American Stock Exchange, Inc. ("AMEX") as of September 23, 1998 (the PSBP partnership interests are exchangeable for those shares on a one unit for one share basis). See note (7) to table in "The Merger - Determination of Amounts to be Received by Limited Partners in the Merger."

     (3) Includes the Partnership's cash and other non-real estate assets offset by the Partnership's prepaid rents, security deposits, accounts payable and accrued expenses as of June 30, 1998.

     (4) Represents distributions attributable to general partners' 1% capital interest in the Partnership. According to calculations in accordance with the Partnership Agreement, no subordinated incentive distributions are payable at this time.

     (5) Based on 52,751 Partnership units.

FEDERAL INCOME TAX MATTERS

     The merger will be a taxable event resulting in the recognition of taxable
                ----
gain or loss to taxable public limited partners who receive either cash or PSI common stock. Gain or loss will be recognized by taxable limited partners in an amount equal to the difference between the amount of cash or the fair market value of the PSI common stock received in exchange and their adjusted basis in their Partnership units. It has been estimated that an original limited partner will realize approximately $43 of capital gain per Partnership unit. The merger should not be a taxable event to PSI. See "Federal Income Tax Considerations -
------ ---
The Merger."

FAIRNESS ANALYSIS; APPRAISAL AND OPINION OF FINANCIAL ADVISOR

     FAIRNESS ANALYSIS.  The merger has not been negotiated at arm's length.
The merger has been structured by PSI, which controls the Partnership and has significant conflicts of interest in connection with, and will benefit from, the merger. Based in significant part on the real estate portfolio appraisal of the Properties and the opinion of a financial advisor, in which they concur, the general partners believe that the merger is fair to public limited partners.

     The general partners base their conclusion on the following factors: (i) the consideration to be received by the limited partners in the merger is based on the appraised value of the Properties as determined by Wilson; (ii) the Partnership has received a fairness opinion from Stanger relating to the consideration to be received by public limited partners; (iii) although the merger has been structured by PSI, the merger provides public limited partners with a choice of converting their investment into an investment in PSI or receiving cash for their investment; and (iv) based on certain significant assumptions, qualifications and limitations, the consideration to be received by public limited partners compares favorably with other alternatives.

     The general partners believe that the engagement of Wilson and Stanger to provide the portfolio appraisal and the fairness opinion, respectively, assisted the general partners in the fulfillment of their duties to public limited partners, notwithstanding that these parties received fees in connection with their engagements by the Partnership and in connection with other engagements by PSI and its affiliates and may receive fees in the future. See "The Merger - Real Estate Portfolio Appraisal by Wilson" and "- Fairness Opinion from Stanger."

     ABSENCE OF ARM'S LENGTH NEGOTIATION. Although no independent representatives were appointed to negotiate the terms of the merger on behalf of public limited partners, the general partners believe that their conclusion regarding the fairness of the merger is based upon the proper exercise of their fiduciary duty. The general partners relied, in significant part, on the fairness opinion and appraisal, which are subject to certain limitations.

     FAIRNESS OPINION FROM STANGER. Stanger was engaged by the Partnership to deliver a written summary of its determination as to the fairness of the consideration to be received in the merger, from a financial point of view, to public limited partners. The full text of the opinion is set forth in Appendix C to this statement. Subject to the assumptions, qualifications and limitations contained therein, the fairness opinion concludes that, as of the date of the fairness opinion, the consideration to be received in the merger is fair to public limited partners, from a financial point of view. In arriving at its opinion, Stanger considered, among other things, the independent appraised value of the Properties, the estimated liquidation value of the Partnership prepared by the Partnership, based upon a sale of the Partnership's assets to a third party for cash, financial analyses and projections prepared by the general partners concerning the going-concern value from continuing operation of the Partnership under its current business plan and a comparison of the prices at which limited secondary sales of Partnership units have been effectuated with the consideration being received by public limited partners in the merger. Stanger was not requested to, and therefore did not: (i) select the method of determining the consideration being received by public limited partners in the merger; (ii) make any recommendation to public limited partners whether to select the cash or PSI common stock option in the merger; or (iii) express any opinion as to the business decision to effect the merger, alternatives to the merger or tax factors resulting from the merger or relating to PSI's qualification as a REIT. Stanger's opinion is based on business, economic, real estate and securities markets and other conditions as of the date of its analysis. See "The Merger - Fairness Opinion from Stanger."

COMPARISON OF PARTNERSHIP UNITS WITH PSI COMMON STOCK

     The information below summarizes certain principal differences between the Partnership units and the PSI common stock and the effect of the merger on limited partners who receive PSI common stock in the merger (set forth in italics below each caption). For an expanded discussion of these and other comparisons and effects, see "The Merger - Comparison of Partnership Units with PSI Common Stock."

           PARTNERSHIP                                                      PSI

                      INVESTMENT OBJECTIVES AND POLICIES

To provide (i) quarterly cash distributions          To maximize funds from operations ("FFO") allocable to holders of
from operations and (ii) long-term capital           PSI common stock and to increase shareholder value through
gains through appreciation in the value of           internal growth and acquisitions.  FFO is a supplemental
the Properties.                                      performance measure for equity REITs used by industry analysts.
                                                     FFO does not take into consideration principal payments on debt, capital improvements, distributions and other obligations of PSI.
                                                     Accordingly, FFO is not a substitute for PSI's net cash provided by operating activities or net income as a measure of PSI's liquidity or operating performance.  An increase in PSI's FFO will not necessarily correspond with an increase in distributions to holders of PSI common stock.  See "- Liquidity, Marketability and Distributions."

    Limited partners who receive PSI common stock in the merger will be changing their investment from "finite-life" to "infinite life," and they will be able to realize the value of their investment only by selling the PSI common stock. The interest of PSI shareholders can be diluted through the issuance of additional securities, including securities that would have priority over PSI common stock as to cash flow, distributions and liquidation proceeds. PSI has an effective registration statement for preferred stock, common stock, equity stock and warrants and intends to issue additional securities under this registration statement. There is no assurance that any such securities will be issued. The preferred stock and the equity stock are issuable from time to time in one or more series and would, if issued, have rights, including dividend rights, conversion rights, voting rights, redemption price and liquidation rights, as may be determined by PSI's Board of Directors. See "Risk Factors - Uncertainty Regarding Market Price of PSI Common Stock" and
 "- Financing Risks - Dilution and Subordination."

    PSI has no plans with respect to a sale or financing of any of the Properties.

                              BORROWING POLICIES

No outstanding borrowings.                           Permitted to borrow in furtherance of its investment objectives, subject to certain limitations.

    PSI has outstanding debt and reinvests proceeds from borrowings. The incurrence of debt increases the risk of loss of investment.

                         TRANSACTIONS WITH AFFILIATES

Limited partner approval required for a variety      Restricted from acquiring properties from its affiliates or from
of business transactions with affiliates.  See       selling properties to them unless the transaction is approved by
"Amendment to Partnership Agreement."                a majority of PSI's independent directors and is fair to PSI based on an independent appraisal.

    Given PSI's control of all voting decisions with respect to the Partnership, both PSI and the Partnership can enter into transactions with affiliates without the need for approval of the public shareholders and public limited partners, respectively. In the case of PSI, however, these transactions require approval of PSI's independent directors.

           PARTNERSHIP                                                      PSI

                      PROPERTIES (As of December 31, 1997)

Owns five properties in five states.  Also owns        Direct and indirect equity interests in 1,136 properties in 38
interest in PSBP.                                      states.

    Because PSI owns substantially more property interests in more states than the Partnership, PSI's results of operations are less affected by the operations of a single property than are those of the Partnership, and it would be more difficult to liquidate PSI than the Partnership within a reasonable period of time.


                  LIQUIDITY, MARKETABILITY AND DISTRIBUTIONS

No active trading market for Partnership units.      PSI common stock is traded on the NYSE.  During the 12 months
The Partnership may not issue securities having      ended December 31, 1997, the average daily trading volume of PSI
priority over Partnership units.                     common stock was 98,000 shares.  PSI has issued, and may in the future issue, securities that have priority over PSI common stock as to cash flow, distributions and liquidation proceeds.

    Distributions are paid to limited partners from cash available for distribution. PSI is required to distribute at least 95% of its ordinary REIT taxable income in order to maintain its qualification as a REIT. PSI distributes less than its cash available for distribution (recently distributing amounts approximately equal to its taxable income), permitting it to retain funds for additional investment and debt reduction.

    A limited partner who receives PSI common stock in the merger will have an investment for which the market is broader and more active than the market for Partnership units. Distributions on PSI common stock are lower than the distributions on the Partnership units. Distributions on PSI common stock also are subject to priority of preferred stock.

        ADDITIONAL ISSUANCES OF SECURITIES AND ANTI-TAKEOVER PROVISIONS

The Partnership Agreement does not provide for       Subject to the rules of the NYSE and applicable provisions of
the issuance of additional Partnership units.        California law, PSI has issued and intends to continue to issue authorized capital stock without shareholder approval.

    Given the ownership level of PSI common stock by the Hughes family and PSI's flexibility to issue capital stock, including senior securities with special voting rights and priority over PSI common stock, and control of all Partnership voting decisions by PSI, both PSI and the Partnership are in a position to deter attempts to obtain control in transactions not approved by management.

SUMMARY FINANCIAL INFORMATION

     The financial data in this section should be read in conjunction with the financial statements included herein and in the documents incorporated herein by reference.

                                      PSI

                                                                                                                Six Months
                                                              Years Ended December 31,                        Ended June 30,
                                             ----------------------------------------------------------   -----------------------
                                               1993       1994        1995         1996         1997         1997         1998
                                             --------   --------   ----------   ----------   ----------   ----------   ----------
                                                                   ($ In thousands, except per share data)
OPERATING DATA:

Total revenues                               $114,680   $147,196   $  212,550   $  338,951   $  470,844   $  210,085   $  283,607
Depreciation and amortization                  24,998     28,274       40,760       64,967       91,356       40,490       53,411
Interest expense                                6,079      6,893        8,508        8,482        6,792        3,559        2,095
Minority interest in income                     7,291      9,481        7,137        9,363       11,684        5,029       10,569
Net income                                   $ 28,036   $ 42,118   $   70,386   $  153,549   $  178,649   $   86,569   $  105,563

BALANCE SHEET DATA (AT END OF PERIOD):

Total cash and cash equivalents              $ 10,532   $ 20,151   $   80,436   $   26,856   $   41,455   $   78,917   $  182,707
Total assets                                  666,133    820,309    1,937,461    2,572,152    3,311,645    2,927,968    3,433,515
Total debt                                     84,076     77,235      158,052      108,443      103,558      104,116       86,255
Minority interest                             193,712    141,227      112,373      116,805      288,479      130,204      154,074
Shareholders' equity                         $376,066   $587,786   $1,634,503   $2,305,437   $2,848,960   $2,641,049   $3,130,910

PER SHARE OF COMMON STOCK:

Net income-basic (1)                         $    .98   $   1.05   $      .96   $     1.10   $      .92   $      .39   $      .58
Net income-diluted (1)                            .98       1.05          .95         1.10          .91          .39          .58
Distributions (2)                                 .84        .85          .88          .88          .88          .44          .44
Book value (at end of period)(3)             $  11.93   $  12.66   $    13.99   $    15.43   $    17.19   $    16.98   $    18.24

Weighted average-diluted shares of common
 stock (in thousands)                          17,558     24,077       41,171       77,358       98,961       93,883      112,246


                                                            PARTNERSHIP

                                                                                               Six Months
                                                     Years Ended December 31,                Ended June 30,
                                          -----------------------------------------------   -----------------
                                           1993      1994      1995      1996      1997      1997      1998
                                          -------   -------   -------   -------   -------   -------   -------
                                                        ($ In thousands, except per unit data)
OPERATING DATA:

Total revenues                            $ 2,657   $ 2,802   $ 2,828   $ 2,922   $ 2,811   $ 1,374   $ 1,504
Depreciation and amortization                 694       735       758       808       559       278       287
Net income
 Limited partners' share                      838       912       650       929     1,186       550       631
 General partners' share                      125       130       227       170       172        86        86

BALANCE SHEET DATA (AT END
  OF PERIOD)

Cash and cash equivalents                 $   510   $   888   $   217   $   209   $   249   $   191   $   441
Total assets                              $19,771   $19,594   $18,426   $17,858   $17,590   $17,690   $17,572

LIMITED PARTNERS' PER UNIT DATA (4)

 Net income                               $ 15.89   $ 17.29   $ 12.32   $ 17.61   $ 22.48   $ 10.43   $ 11.96
 Cash distributions (5)                   $ 19.70   $ 20.40   $ 37.18   $ 27.04   $ 27.04   $ 13.52   $ 13.52
 Book value (limited partners' equity)    $364.94   $361.83   $336.98   $327.56   $323.01   $324.49   $321.45

                                                      PARTNERSHIP - PRO FORMA

PER PARTNERSHIP UNIT (6):
 Net income-diluted                                                               $ 13.97             $  8.90
 Distributions paid on common stock                                               $ 13.51             $  6.75
 Book value (at June 30, 1998)                                                    $263.84             $279.93

---------------
(1) Net income per common share is computed in accordance with Statement of Financial Accounting Standard No. 128 (SFAS 128) - "Earnings per Share" and is presented on the diluted basis using the weighted average shares of PSI common stock outstanding (adjusted for stock options). The class B common stock is not included in the determination of net income per common share because all contingencies required for the conversion to PSI Common Stock have not been satisfied as of June 30, 1998. In addition, the inclusion of PSI's convertible preferred stock in the determination of net income has been determined to be anti-dilutive.

(2) For federal income tax purposes all distributions on the PSI common stock are from ordinary income. All distributions for generally accepted accounting principles ("GAAP") were from net income.

(3) Book value per share is based on the number of shares of PSI common stock and PSI class B common stock outstanding.

(4) Limited partners' per unit data is based on the weighted average number of units (52,751) outstanding during the year.

(5) A portion of the operating cash reserve of the Partnership estimated to be $10.14 per Partnership unit was distributed in 1995.

(6) Presents pro forma amounts of PSI per equivalent Partnership unit. Net income, cash distributions and book value data are calculated by multiplying PSI's historical results (before impact of the merger, which is not expected to have a material impact on PSI's per share amounts) by an assumed exchange ratio of 15.35 (the Partnership's merger value of $449 divided by an assumed issue price of PSI common stock of $29 1/4).

RELATIONSHIPS


     The following charts show the relationships among Hughes, PSI and the Partnership both before and after the merger (assuming maximum cash elections). As reflected in the charts below, PSI is controlled by Hughes, its chairman of the board and chief executive officer. PSI and Hughes are the general partners of the Partnership. The Properties are managed by PSI.

   Before the Merger
   -----------------

                             [CHART OMITTED HERE]

   Description of Graphic

   Chart illustrating the relationships among Hughes, PSI and the Partnership before the merger: Hughes owns 33% of PSI and Public Shareholders own 67% of PSI; Hughes is a general partner of the Partnership; PSI is a general partner, and the property manager of the Partnership and PSI owns 55% of the units in the Partnership and Public Limited Partners own 45% of the units in the Partnership.

   After the Merger
   ----------------
   (Assuming Maximum Cash Elections)


                             [CHART OMITTED HERE]

   Description of Graphic

   Chart illustrating the relationships among Hughes, PSI and the Partnership after the merger (assuming maximum cash elections): Hughes owns 33% of PSI and Public Shareholders own 67% of PSI; Hughes is a general partner of the Partnership; PSI is a general partner, and the property manager of the Partnership and PSI owns 100% of the units in the Partnership.


    SOLID LINES INDICATE OWNERSHIP INTERESTS AND BROKEN LINES INDICATE OTHER
    ------------------------------------------------------------------------
    RELATIONSHIPS.
    --------------

     PERCENTAGE OF OWNERSHIP OF THE PARTNERSHIP BY PSI REPRESENTS PERCENTAGE OF UNITS OF LIMITED PARTNERSHIP INTEREST OWNED BY PSI. BOTH BEFORE AND AFTER THE MERGER, PSI'S GENERAL AND LIMITED PARTNER INTERESTS ARE OWNED INDIRECTLY THROUGH WHOLLY OWNED ENTITIES. PERCENTAGE OF STOCK OWNERSHIP OF PSI BY HUGHES REPRESENTS PERCENTAGE OF OUTSTANDING SHARES OF PSI COMMON STOCK OWNED BY HUGHES AND MEMBERS OF HIS IMMEDIATE FAMILY.

                                  RISK FACTORS

     The merger involves certain risks and detriments that should be considered by public limited partners, including the following:

VOTE BY PSI

     PSI, as owner of 55% of the Partnership units, owns sufficient units to approve the merger without the vote of any other limited partner and is voting its units in favor of the merger.

NO ARM'S LENGTH NEGOTIATION OR INDEPENDENT REPRESENTATIVES

     The merger has not been negotiated at arm's length. No independent persons were hired to negotiate the terms of the merger on behalf of public limited partners. If such persons had been hired, the terms of the merger may have been more favorable to them. In addition, no other person was asked to make an offer to buy the Partnership's assets. Such offers could have generated higher prices.

TAX TO LIMITED PARTNERS

     The merger will be a taxable event to public limited partners, resulting in the recognition of substantial gain to original taxable limited partners who receive either cash or PSI common stock.

CHANGE FROM FINITE LIFE TO INFINITE LIFE

     The Partnership is a limited partnership organized to hold interests in properties for a fixed period. In contrast, PSI, which is engaged in all aspects of the mini-warehouse industry, including property development and management, intends to operate for an indefinite period. As a consequence of this difference, following the merger, limited partners receiving PSI common stock will be able to liquidate their investment only by selling their shares on the NYSE or in private transactions. The market value of PSI common stock may or may not reflect the full fair market value of PSI's assets and will fluctuate.

LOWER LEVEL OF DISTRIBUTIONS AFTER THE MERGER

     The level of distributions to a limited partner who receives PSI common stock in the merger will be significantly lower after the merger than the amount received as a limited partner of the Partnership.

POTENTIAL LOSS OF FUTURE APPRECIATION

     The Partnership's assets may increase in value and might be able to be sold for higher prices at a later date. PSI will realize the benefit of any increase in value.

NO DISSENTERS' RIGHTS OF APPRAISAL

     Under California law, limited partners will not be entitled to dissenters'
                                                 ---
rights in connection with the merger.

CONFLICTS OF INTEREST

     RELATIONSHIPS AMONG PARTIES. Because of the relationships among PSI, the Partnership and Hughes, there are significant conflicts of interest in connection with the merger. PSI and Hughes are the general partners of the Partnership, and PSI has a significant ownership interest in the Partnership, owning 55% of the Partnership units. See "Summary - Relationships."

     STRUCTURING OF MERGER BY INSIDERS. The merger has been initiated and structured by PSI, and the merger has not been negotiated at arm's length. PSI has an interest in acquiring the Partnership units at the lowest possible price, while limited partners have an interest in selling their units at the highest possible price. No independent persons were hired to negotiate the terms of the merger on behalf of public limited partners. If such persons had been hired, the terms of the merger might have been more favorable to public limited partners.

     BENEFITS TO INSIDERS. The merger involves certain benefits to PSI, including the following:

     . Ownership of All Partnership Units. As a result of the merger, PSI will own all of the Partnership units without taxable gain to PSI.

     . Cost Efficiencies. The merger will eliminate almost all Partnership administrative expenses, much of which has been borne by PSI as owner of 55% of the Partnership units.

     . Issuance of Capital Stock. The merger will enable PSI, which is seeking to expand its capital base, to issue up to 475,000 shares of common stock.

     . Elimination of Conflicts of Interest. The merger will eliminate the conflicts of interest resulting from the public limited partners' ownership of a minority interest in the Partnership. The principal conflicts involve the competition of the Properties with other mini-warehouses owned by PSI.

CONTROL AND INFLUENCE OVER PSI BY THE HUGHES FAMILY AND PSI OWNERSHIP
LIMITATIONS

     Public PSI shareholders are substantially limited in their ability to control PSI. The Hughes family owns approximately 33% of the outstanding shares of PSI common stock (approximately 37% upon conversion of the PSI class B common stock). Consequently, the Hughes family effectively controls matters submitted to a vote of PSI shareholders, including the election of directors, amendment of PSI's Articles of Incorporation, dissolution and the approval of other extraordinary transactions, such as a takeover attempt. Also, there are restrictions in the PSI Articles of Incorporation and Bylaws on beneficial ownership of PSI securities. Unless such limitations are waived by PSI's board of directors, no PSI shareholder may own more than (A) 2.0% of the outstanding shares of all common stock of PSI or (B) 9.9% of the outstanding shares of each class or series of preferred or equity stock of PSI. The PSI Articles of Incorporation and Bylaws provide, however, that no person shall be deemed to exceed the ownership limit solely by reason of the beneficial ownership of shares of any class of stock to the extent that such shares of stock were beneficially owned by such person at the time of the PSMI Merger, which includes the PSI common stock owned by the Hughes family at the time of the PSMI Merger. The principal purpose of the foregoing limitations is to assist in preventing, to the extent possible, a concentration of ownership that might jeopardize the ability of PSI to qualify as a REIT and to obtain the favorable tax benefits afforded a qualified REIT. See "- Tax Risks - Increased Risk of Violation of Ownership Requirements." An incidental consequence of such provisions is to make a change of control significantly more difficult (if not impossible) even if it would be favorable to the interests of the public PSI shareholders. Such provisions will prevent future takeover attempts which the PSI Board of Directors has not approved even if a majority of the public PSI shareholders deem it to be in their best interests or in which the public PSI shareholders may receive a premium for their shares over then market value. See "Description of PSI Capital Stock - Ownership Limitations."

UNCERTAINTY REGARDING MARKET PRICE OF PSI COMMON STOCK

     The number of shares of PSI common stock that would be received by limited partners is based on the average market price of PSI common stock for the 20 consecutive trading days ending on the fifth trading day prior to the Effective Date. Since the market price of PSI common stock fluctuates, the market value of PSI common stock that limited partners may receive in the merger may decrease after the date that the number of shares is determined, but before those shares actually are issued. In addition, because of possible increased selling activity following issuance of shares in the merger and other factors, such as changes in interest rates and market conditions, the market value of PSI common stock that limited partners may receive in the merger may decrease following the merger.

TAX RISKS OF OWNERSHIP OF PSI COMMON STOCK - FAILURE TO MAINTAIN REIT STATUS

     Limited partners who elect to receive PSI Common Stock will be subject to the risk that PSI may not qualify as a REIT. See "Federal Income Tax Considerations - General Tax Treatment of PSI," and "- Consequences of the PSMI Merger on PSI's Qualification as a REIT." For any taxable year that PSI fails to qualify as a REIT and the relief provisions do not apply, PSI would be taxed at the regular corporate rates on all of its taxable income, whether or not it makes any distributions to its shareholders. Those taxes would reduce the amount of cash available to PSI for distribution to its shareholders or for reinvestment. As a result, failure of PSI to qualify during any taxable year as a REIT could have a material adverse effect upon PSI and its shareholders. Furthermore, unless certain relief provisions apply, PSI would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which PSI fails to qualify.

FINANCING RISKS

     DILUTION AND SUBORDINATION. The interest of PSI shareholders in PSI, including persons who receive shares in the merger, can be diluted through the issuance of additional securities.

     Since October 1992, PSI has issued shares of preferred stock and intends to issue additional such shares. These issuances could involve certain risks to holders of shares of PSI common stock, including shares of PSI common stock to be issued in the merger. In the event of a liquidation of PSI, the holders of the preferred stock will be entitled to receive, before any distribution of assets to holders of PSI common stock, liquidating distributions (an aggregate of approximately $921 million in respect of preferred stock outstanding at June 30, 1998), plus any accrued and unpaid dividends. Holders of preferred stock are entitled to receive, when declared by the PSI board of directors, cash dividends (an aggregate of approximately $80.5 million per year with respect to preferred stock outstanding at June 30, 1998), in preference to holders of PSI common stock. As a REIT, PSI must distribute at least 95% of its REIT taxable income to its shareholders (which include not only holders of PSI common stock but also holders of preferred stock). Failure to pay full dividends on the preferred stock could jeopardize PSI's qualification as a REIT. See "Federal Income Tax Considerations."

     Certain of these securities have been issued under a currently effective registration statement of PSI for preferred stock, common stock, equity stock and warrants. PSI intends to issue additional securities under this registration statement. There is no assurance that any such securities will be issued. If PSI issues additional preferred or equity stock, the interest of PSI shareholders could be further subordinated, and if PSI issues additional common stock, the interest of PSI shareholders could be diluted. See "Description of PSI Capital Stock" for a discussion of the terms of the preferred stock, common stock and equity stock.

     RISK OF LEVERAGE. In making real estate investments, PSI, unlike the Partnership, has outstanding, and may continue to incur, debt, subject to certain limitations. The incurrence of debt increases the risk of loss of the investment. At June 30, 1998, PSI's debt of $86 million was approximately 2.5% of its total assets.

MERGER PAYMENTS BASED ON APPRAISAL INSTEAD OF ARM'S LENGTH NEGOTIATION

     The payments to be received by public limited partners in the merger is based in significant part on a third party appraised value of the Properties. However, appraisals are opinions as of the date specified and are subject to certain assumptions and may not represent the true worth or realizable value of the Properties. There can be no assurance that if the Properties were sold, they would be sold at the appraised values; the sales prices might be higher or lower.

OPERATING RISKS

     VALUE OF INVESTMENT REDUCED BY GENERAL RISKS OF REAL ESTATE OWNERSHIP. Like the Partnership, PSI is subject to the risks generally incident to the ownership of real estate-related assets, including lack of demand for rental spaces or units in a locale, changes in general economic or local conditions, changes in supply of or demand for similar or competing facilities in an area, the impact of environmental protection laws, changes in interest rates and availability of permanent mortgage funds which may render the sale or financing of a property difficult or unattractive and changes in tax, real estate and zoning laws.

     SIGNIFICANT COMPETITION AMONG MINI-WAREHOUSES. Like the Partnership, most of PSI's properties are mini-warehouses. Competition in the market areas in which many of their properties are located is significant and has affected the occupancy levels, rental rates and operating expenses of certain of their properties. Competition may be accelerated by any increase in availability of funds for investment in real estate. Recent increases in development of mini-warehouses are expected to further intensify competition among mini-warehouse operators in certain market areas in which PSI operates.

     RISK OF ENVIRONMENTAL LIABILITIES. Under various federal, state and local laws, regulations and ordinances (collectively, "Environmental Laws"), an owner or operator of real estate interests may be liable for the costs of cleaning up, as well as certain damages resulting from, past or present spills, disposals or other releases of hazardous or toxic substances or wastes on, in or from a property. Certain Environmental Laws impose such liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances or wastes at or from a property. An owner or operator of real estate or real estate interests also may be liable under certain Environmental Laws that govern activities or operations at a property having adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous or toxic wastes. In some cases, liability may not be limited to the value of the property. The presence of such substances or wastes, or the failure to properly remediate any resulting contamination, also may adversely affect the owner's or operator's ability to sell, lease or operate its property or to borrow using its property as collateral.

     PSI has conducted preliminary environmental assessments of most of its properties (and intends to conduct such assessments in connection with property acquisitions) to evaluate the environmental condition of, and potential environmental liabilities associated with, such properties. Such assessments generally consist of an investigation of environmental conditions at the subject property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. In connection with these recent property assessments, PSI's operations and recent property acquisitions, PSI has become aware that prior operations or activities at certain facilities or from nearby locations have or may have resulted in contamination to the soil and/or groundwater at such facilities. In this regard, certain such facilities are or may be the subject of federal or state environmental investigations or remedial actions. PSI has obtained, with respect to recent acquisitions and intends to obtain with respect to pending or future acquisitions, appropriate purchase price adjustments or indemnifications that it believes are sufficient to cover any such potential liabilities. Although there can be no assurance, based on the recent preliminary environmental assessments, PSI believes it has funds available to cover any liability (estimated at $4 million) from environmental contamination or potential contamination and PSI is not aware of any environmental contamination of its facilities material to its overall business, financial condition or results of operation.

     TENANT REINSURANCE. A corporation owned by the Hughes family continues to reinsure policies insuring against losses to goods stored by tenants in the mini-warehouses operated by PSI. PSI believes that the availability of insurance reduces its potential liability to tenants for losses to their goods from theft or destruction. This corporation will continue to receive the premiums and bear the risks associated with the insurance. PSI has a right of first refusal to acquire the stock or assets of this corporation if the Hughes family or the corporation agree to sell them, but PSI has no interest in its operations and no right to acquire the stock or assets of the corporation in the absence of a decision to sell. If the reinsurance business were owned directly by PSI, the insurance premiums would be Nonqualifying Income to PSI. PSI would be precluded from exercising its right of first refusal with respect to the stock of the reinsurance corporation if such exercise would cause PSI to violate any of the requirements for qualification as a REIT under the Code.

     CANADIAN OPERATIONS. The Hughes family continues to own and operate mini-warehouses in Canada. PSI has a right of first refusal to acquire the stock or assets of the corporation engaged in these operations if the Hughes family or the corporation agree to sell them, but PSI has no interest in its operations and no right to acquire the stock or assets in the absence of a decision to sell.

     MERCHANDISE AND PORTABLE SELF-STORAGE COMPANIES. At almost all of PSI's mini-warehouses, PS Orangeco, Inc. (the "Lock/Box Company") offers for sale to the general public, including mini-warehouse tenants, a variety of items such as locks and boxes to assist in the moving and storage of goods. Because the revenues received from the sale of these items would be nonqualifying income to PSI, the nonvoting preferred stock of the Lock/Box Company (representing 95% of the equity) is owned by PSI. The voting common stock of the Lock/Box Company (representing 5% of the equity) is owned by the Hughes family, which will be able to control the operations of the Lock/Box Company by reason of their ownership of its voting stock.

     Public Storage Pickup & Delivery ("PSPUD") was organized in 1996 to operate a portable self-storage business. PSI owns substantially all of the economic interest of PSPUD. The ability of PSPUD to operate profitably depends upon its success in the relatively new field of portable self-storage, and there can be no assurance as to its profitability. As a start-up enterprise, PSPUD incurred operating losses of $31,665,000 in 1997 and $18,224,000 during the first six months of 1998. See "Federal Income Tax Considerations - General Tax Treatment of PSI" concerning the treatment of income from and investment in PSPUD for purposes of the REIT income and asset tests.

     LIABILITIES WITH RESPECT TO ACQUIRED GENERAL PARTNER INTERESTS. In succeeding to substantially all of the properties and operations of PSMI in the PSMI Merger, PSI became subject to the possibility of certain liabilities and associated costs in its capacity as general partner of former PSMI limited partnerships arising out of facts and circumstances in existence prior to such merger, and PSI will also have general partner liability for post-merger activities of these partnerships, as it does for other partnerships for which it is a general partner. Subject to certain limitations, Hughes agreed to indemnify PSI for pre-merger activities and shares of PSI class B common stock received in the PSMI Merger were placed in escrow to support such indemnification.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of PSI common stock in the public market could adversely affect prevailing market prices. There are approximately 115 million shares of PSI common stock and seven million shares of PSI class B common stock outstanding. Of these shares, approximately 79.2 million shares of PSI common stock are tradeable without restriction (except as to affiliates of PSI) or further registration under the Securities Act. The remaining approximately 35.8 million shares of PSI common stock and seven million shares of PSI class B common stock were issued in the PSMI Merger without registration under the Securities Act in reliance on an exemption from registration and are "restricted securities" within the meaning of Rule 144 under the Securities Act. The beneficial owners of 15.5 million of the restricted securities (including all of the PSI class B common stock) have agreed not to offer, sell or otherwise dispose (except for gifts and pledges) of any of their shares until November 13, 1998, in the case of the PSI common stock, or until November 13, 2002, in the case of the PSI class B common stock. Upon expiration of such periods, each will be entitled to sell his or her shares in the public market subject to certain public information, volume and manner of sale requirements in Rule 144. The remaining approximately 27.3 million restricted shares will be available for sale in the public market pursuant to Rule 144, subject to the foregoing requirements. Sales of substantial amounts of such PSI common stock in the public market could adversely affect the market price of the PSI common stock.

                              BENEFITS TO INSIDERS

     The merger involves certain benefits to PSI, including the following:

     . Ownership of All Partnership Units. As a result of the merger, PSI will own all of the Partnership units without taxable gain to PSI.

     . Cost Efficiencies. The merger will eliminate almost all Partnership administrative expenses, much of which has been borne by PSI as owner of 55% of the Partnership units.

     . Issuance of Capital Stock. The merger will enable PSI, which is seeking to expand its capital base, to issue up to 475,000 shares of common stock.

     . Elimination of Conflicts of Interest. The merger will eliminate the conflicts of interest resulting from the public limited partners' ownership of a minority interest in the Partnership. The principal conflicts involve the competition of the Properties with other mini-warehouses owned by PSI.

                                  THE MERGER

GENERAL

     The acquisition of the Partnership units not currently owned by PSI will be accomplished in the merger as follows:

     . A wholly-owned, second tier subsidiary of PSI will be merged into the Partnership.

     . Each Partnership unit (other than units owned by PSI) will be converted into the right to receive a value of $449 in PSI common stock or, at the election of a limited partner, in cash. To be effective a cash election must be made by December 9, 1998, in accordance with the accompanying cash election form.

     . Distributions will be made to holders of Partnership units to cause the estimated net asset value per Partnership unit as of the Effective Date to be substantially equivalent to $449. In computing the estimated net asset value per unit as of the Effective Date, the PSBP partnership interests will be valued at the average of the per share closing price on the AMEX of the shares of PS Business Parks, Inc. during the 20 consecutive trading days ending on the fifth trading day prior to the Effective Date.

     . For purposes of the merger, the market value of the PSI common stock will be the average of the per share closing prices on the NYSE of the PSI common stock during the 20 consecutive trading days ending on the fifth trading day prior to the Effective Date.

     . Following the merger, PSI (through a wholly owned entity) will own all Partnership units.

     . PSI (through a wholly owned entity) and Hughes retain their general partnership interests in the Partnership, and the Partnership remains in existence.

     It is estimated that the aggregate consideration (cash or PSI common stock or a combination of the two) to be paid by PSI to acquire in the merger the Partnership units owned by the public limited partners will be $10,950,000. See "- Determination of Amounts to be Received by Limited Partners in the Merger" and "- Costs of the Merger."

BACKGROUND AND REASONS FOR THE MERGER

     THE MERGER HAS NOT BEEN NEGOTIATED AT ARM'S LENGTH. THE MERGER HAS BEEN STRUCTURED BY PSI, WHICH CONTROLS THE PARTNERSHIP AND HAS SIGNIFICANT CONFLICTS OF INTEREST IN CONNECTION WITH, AND WILL BENEFIT FROM, THE MERGER. BASED IN SIGNIFICANT PART ON A THIRD PARTY APPRAISAL OF THE PROPERTIES AND ON THE OPINION OF A FINANCIAL ADVISOR, IN WHICH THEY CONCUR, PSI AND HUGHES, THE GENERAL PARTNERS OF THE PARTNERSHIP, BELIEVE THAT THE MERGER IS FAIR TO THE PUBLIC LIMITED PARTNERS.

     The Partnership was organized in 1987 and raised $26,375,500 in a public offering. All of the proceeds from the offering have been invested to acquire properties. PSMI was the sponsor of the Partnership.

     As indicated in the original prospectus, the Partnership originally anticipated selling the Properties and liquidating from five to eight years after acquisition, i.e., between 1993 and 1996. By 1990, significant changes had taken place in the financial and real estate markets affecting the timing of any proposed sale of the Properties, including: (i) the increased construction of mini-warehouses from 1984 to 1988, which had increased competition, (ii) the general deterioration of the real estate market (resulting from a variety of factors, including the 1986 changes in tax laws), which had significantly affected property values and decreased real estate sales activities, (iii) the reduced sources of real estate financing (resulting from a variety of factors, including adverse developments in the savings and loan industry) and (iv) the glut in the real estate market caused by overbuilding and sales of properties acquired by financial institutions. Accordingly, the Properties were not marketed during the originally anticipated liquidation period.

     In view of the events affecting the timing of the sale of the Properties, PSMI concluded that the limited partners of the Partnership, as well as the limited partners of other partnerships sponsored by PSMI, should be provided with a more efficient method of realizing the value of their investment than the secondary market for limited partnership interests. Accordingly, PSI purchased Partnership units from those limited partners who desired to sell, including through tender offers in 1992, 1995 and 1996. As a result of these purchases, public limited partners now own only 45% of the units with the balance owned by PSI. Since the Partnership is beyond its original anticipated term and the public limited partners own only a minority of the units, the general partners have decided to eliminate through the merger the ongoing costs of a public structure and the conflicts of interest resulting from the public limited partners' ownership of a minority interest in the Partnership. The principal conflicts involve the competition of the Properties with other mini-warehouses owned by PSI.

     PSI, which was organized in 1980, has from time to time taken actions to increase its asset and capital base and increase diversification, such as by increasing its interest in affiliated entities, like the Partnership. PSI's interest in the Partnership include (i) PSI (through a wholly-owned entity) and Hughes are general partners of the Partnership, (ii) PSI (through a wholly owned entity) owns 55% of the Partnership units and (iii) the Properties are managed by PSI. As a result of the merger, PSI will own all of the Partnership units and almost all Partnership administrative expenses will be eliminated.

FAIRNESS ANALYSIS

     The merger has not been negotiated at arm's length. The merger has been structured by PSI, which controls the Partnership and has significant conflicts of interest in connection with, and will benefit from, the merger. However, based in significant part on a third party appraisal of the Properties and on the opinion of Stanger, in which they concur, the general partners believe that the merger is fair to public limited partners.

     The general partners based their conclusions on the following factors: (i) the consideration to be received by the limited partners in the merger is based on the appraised value of the Properties as determined by Wilson; (ii) the Partnership has received a fairness opinion from Stanger relating to the consideration to be received by public limited partners; (iii) although the merger has been structured by PSI, the merger provides public limited partners with a choice of converting their investment into an investment in PSI or receiving cash for their investment; and (iv) based on certain significant assumptions, qualifications and limitations, the consideration to be received by public limited partners compares favorably with other alternatives.

     The general partners believe that the engagement of Wilson and Stanger to provide the portfolio appraisal and the fairness opinion, respectively, assisted the general partners in the fulfillment of their duties to public limited partners, notwithstanding that these parties received fees in connection with their engagements by the Partnership and in connection with other engagements and may receive fees in the future. See "- Real Estate Portfolio Appraisal by Wilson" and "- Fairness Opinion from Stanger."

ALTERNATIVES TO THE MERGER

     The general partners considered liquidation and continued ownership by the limited and general partners as alternatives to the merger. In order to determine whether the merger or one of its alternatives would be more advantageous to public limited partners, the general partners compared the potential benefits and detriments of the merger with the potential benefits and detriments of the alternatives.

     LIQUIDATION

          BENEFITS OF LIQUIDATION. An alternative to the merger would be to liquidate the Partnership's assets, distribute the net liquidation proceeds to the partners and thereafter dissolve the Partnership. Through such liquidation, the Partnership would provide for a final disposition of its partners' interests in the Partnership. Limited partners would receive cash liquidation proceeds (as they will if they make cash elections). If the Partnership liquidated its assets through asset sales to unaffiliated third parties, limited partners would not need to rely upon a real estate portfolio appraisal of the fair market value of the Partnership. The Partnership would be valued through arm's length negotiations between the Partnership and prospective purchasers.

          DISADVANTAGES OF LIQUIDATION. Over the last several years, the performance of the Properties has improved as described under "- Continued Ownership of the Partnership - Benefits of Continued Ownership." The general partners believe that the improvement may continue. The merger provides limited partners with the opportunity either to convert their investment in the Partnership into an investment in PSI, which like the Partnership primarily owns mini-warehouses, or to receive cash based on the appraised value of the Properties. In contrast to the merger, the Partnership would also be expected to incur certain costs in a liquidation.

          Limited partners should recognize that appraisals are opinions as of the date specified and are subject to certain assumptions and may not represent the true worth or realizable value of the Properties. There can be no assurance that if the Properties were sold, they would be sold at the appraised value; the sales price might be higher or lower than the appraised value.

     CONTINUED OWNERSHIP OF THE PARTNERSHIP

          BENEFITS OF CONTINUED OWNERSHIP. Another alternative to the merger would be to continue the Partnership in accordance with its existing business plan, with the Partnership continuing to be owned by the limited and general partners. The Partnership is operating profitably.

          There has been improvement in the mini-warehouse markets. As the pace of new mini-warehouse development has slowed from the peak levels of 1984-88, there has been a corresponding improvement in the financial performance of existing properties. This improvement is evidenced by the performance of the Properties. For example, from 1995 to 1997, the weighted average occupancy of the Properties increased from 89% to 93%. During this same period, realized annual rents per occupied square foot increased from an average of $8.76 to $9.60. Despite significant recent increases in the development of new mini-warehouses, the general partners believe that the financial performance of the Properties may continue to improve, although not necessarily at the rate of improvement experienced in prior years. Should such improvements continue, the value of the Properties could be expected to increase. See "Description of Partnership Properties."

          A number of advantages could be expected to arise from the continued ownership of the Partnership by the limited and general partners. Limited partners would continue to receive regular quarterly distributions of net cash flow arising from operations and the sale or refinancing of the Partnership's assets. Given the currently improving market conditions for mini-warehouses, the general partners believe that the level of these distributions to limited partners may increase. Continued ownership of the Partnership by the general and limited partners affords limited partners with the opportunity to participate in any future appreciation in the Partnership's assets. In addition, this decision, if elected, would mean that there would be no change in the nature of the investment of limited partners. This option avoids whatever disadvantages might be deemed inherent in the merger. See "Risk Factors" for discussion of various risks associated with the merger.

          DISADVANTAGES OF CONTINUED OWNERSHIP. Not only is the Partnership well beyond its anticipated term, but continued ownership of the Partnership by the limited and general partners fails to secure the benefits that the limited and general partners expect to result from the merger. The benefits to limited partners are highlighted under "- Potential Benefits of the Merger," and the benefits to the general partners are highlighted under "Benefits to Insiders." The merger affords limited partners increased liquidity. In addition, because the Partnership is not authorized to issue new securities or to reinvest sale or financing proceeds, the Partnership is less able to take advantage of new real estate investment opportunities. In contrast, PSI has a substantially larger, more diversified, investment portfolio that reduces the risks associated with any particular assets or group of assets and increases PSI's ability to access capital markets for new capital investments.

DETERMINATION OF AMOUNTS TO BE RECEIVED BY LIMITED PARTNERS IN THE MERGER

     In connection with the merger, limited partners will receive a value of $449 per Partnership unit in cash or PSI common stock. The general partners have determined this amount based on the estimated net asset value per unit computed as follows:

          Estimated value of the Properties (1)                     19,750,000
          Plus:
            Market value of Partnership's
              interest in PSBP (2)                                   4,079,000
            Partnership's interest in other tangible
              net assets (3)                                            77,000
          Net proceeds available for distribution                   23,906,000
          Distributions to general partners (4)                       (239,000)
          Distributions to limited partners                        $23,667,000
                                                                   ===========
          Amount per Partnership unit (5)(6)(7)(8)                 $       449
                                                                   ===========

     _______________

     (1) Reflects appraised value of the Properties determined by Wilson, as of September 16, 1998.

     (2) Reflects closing price of shares of PS Business Parks, Inc. on the AMEX as of September 23, 1998 (the PSBP partnership interests are exchangeable for those shares on a one unit for one share basis). See note (7) below.

     (3) Includes the Partnership's cash and other non-real estate assets offset by the Partnership's prepaid rents, security deposits, accounts payable and accrued expenses as of June 30, 1998.

     (4) Represents subordinated incentive distributions payable to the general partners under the partnership agreement and distributions attributable to general partners' 1% capital interest in the Partnership. According to calculations in accordance with the Partnership Agreement, no subordinated incentive distributions are payable at this time.

     (5)  Based on 52,751 Partnership units.

     (6) Upon completion of the merger, each Partnership unit would be converted into PSI common stock with a value of $449 or, at the election of a limited partner, in cash. The number of shares of PSI common stock to be issued in the merger will be determined by dividing $449 by the average of the closing prices of PSI common stock during the 20 consecutive trading days ending on the fifth trading day prior to the Effective Date. The market price of PSI common stock may fluctuate after the date that the number of shares to be issued to limited partners in the merger is determined and before those shares actually are issued.

     (7) Distributions will be made to limited partners to cause the estimated net asset value per Partnership unit as of the Effective Date to be substantially equivalent to $449 per unit. In computing the estimated net asset value per unit as of the Effective Date, the PSBP partnership interests will be valued at the average of the per share closing price on the AMEX of the shares of PS Business Parks, Inc. during the 20 consecutive trading days ending on the fifth trading day prior to the Effective Date.

     (8)  Original purchase price of a Partnership unit was $500.

POTENTIAL BENEFITS OF THE MERGER

     The general partners believe that the following are the principal potential benefits to limited partners:

     (i) Limited partners who elect to receive cash will have fully liquidated their investment at an amount substantially higher than the prices in the limited secondary transactions. Also, they will have simplified their tax reporting for years after 1998.

     (ii) For limited partners who receive PSI common stock, the principal potential benefits are:

     . Ownership Interest in a Diversified Real Estate Company. Because the Partnership is not authorized to issue new securities or to reinvest sale or financing proceeds, the Partnership is less able to take advantage of new real estate investment opportunities. In contrast, PSI has a substantially larger, more diversified, investment portfolio that reduces the risks associated with any particular assets or group of assets and increases PSI's ability to access capital markets for new capital investments.

     . Increased Liquidity. There is no active market for the Partnership units. In comparison, PSI has approximately 115 million shares of PSI common stock listed on the NYSE (approximately 79 million of which are freely tradeable) with an average daily trading volume during the 12 months ended December 31, 1997 of 98,000 shares. Given PSI's market capitalization and trading volume, limited partners who receive PSI common stock are likely to enjoy a more active trading market and increased liquidity for the PSI securities they receive.

     . Simplified Tax Reporting. The merger also will simplify tax reporting for years after 1998 for limited partners who receive PSI common stock. PSI shareholders will receive Form 1099-DIV to report their dividends from PSI. Form 1099-DIV is substantially easier to understand than the Schedule K-1 prepared for the reporting of the financial results of the Partnership.

DETRIMENTS OF THE MERGER

     For a discussion of certain risks and detriments of the merger, see "Risk Factors" beginning on page 13.

FAIRNESS ANALYSIS

     CONCLUSIONS. Based upon an analysis of the merger, the general partners have concluded that (i) the terms of the merger are fair to public limited partners and (ii) after comparing the potential benefits and detriments of the merger with alternatives, the merger is more advantageous to public limited partners than such alternatives.

     Although the general partners reasonably believe the terms of the merger are fair to public limited partners, the general partners have significant conflicts of interest with respect to the merger. The merger has been initiated and structured by PSI, one of the general partners. See "Summary - Relationships" and "Risk Factors - Conflicts of Interest."

     MATERIAL FACTORS UNDERLYING CONCLUSIONS OF GENERAL PARTNERS. The following is a discussion of the material factors underlying the conclusions of the general partners. The general partners have not quantified the relative importance of these factors.

     1. Consideration Offered. The general partners believe that (i) basing the consideration to be paid to public limited partners in the merger on the value of the Partnership's assets is reasonable and consistent with the partnership agreement, (ii) the Partnership's net asset value represents a fair estimate of the value of its assets, net of liabilities, and constitutes a reasonable basis for determining the consideration to be received by public limited partners and (iii) the allocation of the Partnership's net asset value between the limited and general partners is fair because it reflects the amount they would receive upon the Partnership's liquidation under the partnership agreement. There was no negotiation regarding the basis for determining the consideration to be paid to public limited partners in the merger. See
"- Background and Reasons for the Merger."

     2. Choice as to Form of Consideration. The merger provides public limited partners with the choice of either (A) converting their investment into an investment in PSI, which generally owns the same type of properties as the Partnership and which has acquired, and is expected to continue to acquire, additional properties or (B) receiving in cash the amounts they would receive if the Properties were sold at their appraised values and the Partnership's interest in PSBP were sold at its market value and the Partnership were liquidated (without any reduction for commissions and other sales expenses).

     3. Independent Portfolio Appraisal and Fairness Opinion. The conclusions of the general partners are based in significant part upon the portfolio appraisal prepared by Wilson and Stanger's fairness opinion. The general partners attributed significant weight to these items, which they believe support their position, and do not know of any factors that are reasonably likely to detract from the conclusions in Wilson's portfolio appraisal and Stanger's fairness opinion. The general partners believe that the engagement of Wilson and Stanger to provide the portfolio appraisal and the fairness opinion, respectively, assisted the general partners in the fulfillment of their duties to public limited partners, notwithstanding that these parties received fees in connection with their engagements by the Partnership and in connection with other engagements by PSI and its affiliates and may receive fees in the future. See "- Real Estate Portfolio Appraisal by Wilson" and "- Fairness Opinion from Stanger."

     4. Comparison of Payments to be Received in the Merger to Other Alternatives. The payments to be received in the merger of $449 per Partnership unit generally compares favorably with (A) the prices at which limited secondary sales of units have been effectuated, (B) a range of estimated going-concern value per unit ($426 to $443), (C) an estimated liquidation value per unit ($431) and (D) the book value per unit as of June 30, 1998 ($321). The general partners recognize that this comparison is subject to significant assumptions, qualifications and limitations. See "- Comparison of Consideration to be Received in the Merger to Other Alternatives."

     5. Lower Level of Distributions to Limited Partners After the Merger. The level of distributions to limited partners who receive PSI common stock in the merger will be significantly lower after the merger than before.

     6. Conflicts of Interest. The merger has been initiated and structured by PSI, one of the general partners. Independent representatives were not engaged to negotiate these arrangements on behalf of public limited partners, and the terms of the merger are not the result of arm's length negotiations.

     The general partners do not believe that the absence of independent representatives to negotiate the merger undermines the fairness of the merger. Based upon the use of an independent appraisal firm and the Stanger fairness opinion, the general partners considered that the engagement of such independent representatives was not necessary or cost effective.

COMPARISON OF CONSIDERATION TO BE RECEIVED IN THE MERGER TO OTHER ALTERNATIVES

     GENERAL. The general partners compared the consideration to be received in the merger, i.e., a value of $449 per Partnership unit to: (i) the prices at which limited secondary sales have been effectuated; (ii) estimates of the value of the Partnership on a liquidation basis assuming that its assets were sold at their appraised fair market value and the net proceeds distributed between the limited and general partners in accordance with the partnership agreement; and
(iii) estimates of the value of the Partnership on a going-concern basis assuming that it were to continue as a stand-alone entity and its assets sold at the end of a five-year holding period. Due to the uncertainty in establishing these values, the Partnership established a range of estimated values for certain of the alternatives, representing a high and low estimated value for the potential consideration. Since the value of the consideration for alternatives to the merger is dependent upon varying market conditions, no assurance can be given that the range of estimated values indicated establishes the highest or lowest possible values. However, the general partners believe that analyzing the alternatives in terms of ranges of estimated value, based on currently available market data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives.

     The results of these comparative analyses are summarized in the following tables. Limited partners should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by the Partnership. These assumptions relate, among other things, to: projections as to the future income, expenses, cash flow and other significant financial matters of the Partnership; the capitalization rates that will be used by prospective buyers when the Partnership's assets are liquidated; and, appropriate discount rates to apply to expected cash flows in computing the present value of the cash flows that may be received with respect to Partnership units. In addition, these estimates are based upon certain information available to the Partnership at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by them in arriving at the estimates of value would exist at the time of the merger. The assumptions used have been determined by the Partnership in good faith, and, where appropriate, are based upon current and historical information regarding the Partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partners.

     No assurance can be given that such consideration would be realized through any of the designated alternatives, and limited partners should carefully consider the following discussions to understand the assumptions, qualifications and limitations inherent in the presented valuations. The estimated values presented in the following table are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These estimated values are based upon certain assumptions that relate, among other things, to (i) the price of PSI common stock and common stock of PS Business Parks, Inc. as of the date of the merger being the same as during the 20 trading days ending on the fifth trading day prior to the Effective Date, (ii) projections as to the future revenues, expenses, cash flow and other significant financial matters of the Partnership, (iii) the capitalization rates that will be used by prospective buyers when the Partnership's assets are liquidated, (iv) selling costs, (v) appropriate discount rates to apply to expected cash flows in computing the present value of the cash flows and (vi) the manner of sale of the Properties. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for mini-warehouses, the manner in which the properties are sold and changes in availability of capital to finance acquisitions of mini-warehouses.

                     PARTNERSHIP COMPARISON OF ALTERNATIVES

----------------------------------------------------------------------------------------------------------------
                                Limited                 Estimated
                               Secondary              Going Concern
                             Market Prices              Value per             Estimated Liquidation Value per
 Payments in Merger per     of Partnership             Partnership             Partnership Unit at Appraised
 Partnership unit              Units(2)                  Unit(3)                         Value (4)
----------------------------------------------------------------------------------------------------------------

         $449(1)              $230   $320              $426   $443                           $431
----------------------------------------------------------------------------------------------------------------

_______________

(1) Based on the Partnership's net asset value consisting of the independently appraised market value of the Properties as of September 16, 1998, the closing price of PS Business Parks, Inc. on the AMEX on September 23, 1998 and estimated book value of its other net assets as of June 30, 1998. The market price of PSI common stock may fluctuate following establishment of the number of shares to be issued to limited partners in the merger and prior to issuance and could decrease as a result of increased selling activity following issuance of the shares in the merger and other factors. See "- Determination of Amounts to be Received by Limited Partners in the Merger."

(2) There is no active market for the Partnership units. Based on the information available to the Partnership, the prices at which limited secondary sales have been effectuated ranged from $230 to $320 per unit from January 1, 1996 through June 30, 1998. Included in this price range are sales to PSI. See "Distributions and Market Prices of Partnership Units."

(3) Reflects a range of values based upon a number of assumptions regarding the future net operating income and distributions of the Partnership and the date of its liquidation. See "- Going-Concern Value."

(4) Based upon Wilson's real estate appraisal, less estimated expenses of liquidation. See "- Liquidation Values."

     LIMITED SECONDARY MARKET PRICES OF UNITS. There is no active market for the Partnership units. Based on the information available to the Partnership, the prices at which limited secondary sales have been effectuated ranged from $230 to $320 per unit from January 1, 1996 through June 30, 1998. Included in this price range are sales to PSI. See "Distributions and Market Prices of Partnership Units."

     GOING-CONCERN VALUE. The Partnership has estimated the going-concern value of the Partnership by analyzing projected cash flows and distributions assuming that the Partnership was operated as an independent stand-alone entity and its assets sold in a liquidation of the Partnership after a five-year holding period. The Partnership assumed sale of the Properties at the terminal value projected by capitalizing the net operating income in year six at a capitalization rate of 9.8% representing the midpoint of the capitalization rates used by the appraiser in the residual value component of the discounted cash flow analysis (10.25%) and the effective capitalization rate utilized in the appraisal based upon net operating income (before non-recurring expenses and after certain property tax adjustments) generated for the twelve months ended June 30, 1998 (9.30%). Under both scenarios, the Partnership assumed that the Partnership's interest in PSBP was sold at an FFO multiple of 10.1. Real estate selling costs were assumed to be incurred at the same percentage of sale proceeds (4.0%) as incurred in the liquidation alternative, and costs of liquidation of the PSBP units were assumed at $.06 per unit, consistent with the liquidation alternative. Distribution and sale proceeds per Partnership unit were discounted in the projections at rates ranging from 12% to 13%.

     Both scenarios of the going-concern analysis assume that the Properties are sold in a single transaction at the expiration of the holding period. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners out of the Partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.

     The estimated value of the Partnership on a going-concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value.

     LIQUIDATION VALUES. Since one of the alternatives available to the general partners is to proceed with a liquidation of the Partnership and distribute net liquidation proceeds to the limited and general partners in accordance with the Partnership Agreement, the Partnership has estimated the liquidation value of the Partnership assuming that the Properties are sold at their fair market value, based upon the Wilson real estate portfolio appraisal. This alternative assumes that the Partnership's interest in PSBP is sold at the September 23, 1998 trading price (less a commission of $.06 per unit), the Partnership incurs real estate selling costs at the time of liquidation (state and local transfer taxes, real estate commissions of 3% of sales proceeds and legal and other closing costs) of $918,000, and the remaining net liquidation proceeds are distributed between the limited and general partners in accordance with the partnership agreement.

     The liquidation analysis assumes that the Properties are sold in a single transaction at their appraised value. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because the Partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the Properties are assumed to occur concurrently.

     Applying these procedures, the Partnership arrived at the liquidation value set forth in the table. The real estate portfolio appraisal sets forth, subject to the specified assumptions, limitations and qualifications, Wilson's professional opinion as to the market value of the Properties as of September 16, 1998. While the portfolio appraisal is not necessarily indicative of the price at which the assets would sell, market value generally seeks to estimate the price at which the Properties would sell if disposed of in an arm's length transaction between a willing buyer and a willing seller, each having access to relevant information regarding the historical revenues and expenses. The real estate portfolio appraisal assumes that the Properties are disposed of in an orderly manner and are not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value. See "- Real Estate Portfolio Appraisal by Wilson."

     DISTRIBUTION COMPARISON. The general partners have considered the potential impact of the merger upon distributions that would be made to limited partners who exchange their Partnership units for PSI common stock. Based on a market price of PSI common stock of $29 1/4 and the current regular quarterly distribution rate for PSI ($.22 per share) and the Partnership ($6.76 per unit), limited partners would receive approximately $3.38 (50%) less in regular quarterly distributions per Partnership unit after the merger from PSI than before the merger from the Partnership and approximately $0.11 less per unit in regular quarterly distributions for each $1.00 (3.4%) increase in the market price of PSI common stock above $29 1/4. These estimates are based upon the actual distributions made by PSI and the Partnership (not upon the amounts that might have been distributed by them based upon their cash flow from operations).

     In evaluating this estimate, limited partners should bear in mind that this comparison does not reflect the tax that a limited partner will have to pay in connection with the merger. The merger will be a taxable event for the public limited partners resulting in the recognition of gain to most taxable public limited partners who receive either cash or PSI common stock. In evaluating this estimate, limited partners should also bear in mind that a number of factors affect the level of distributions. These factors include the distributable income generated by operations, the principal and interest payments on debt, if any, capital expenditure levels (in excess of normal expenditures for ongoing maintenance and repairs) and the corporate policy with respect to cash distributions. A comparison of the current distribution levels of PSI with those of the Partnership does not show how the merger might affect a limited partner's distribution level over a number of years.

REAL ESTATE PORTFOLIO APPRAISAL BY WILSON

     Wilson was engaged by the Partnership to appraise the Properties and has delivered a written report of its analysis, based upon the review, analysis, scope and limitations described therein, as to the fair market value of the Properties as of September 16, 1998. The Partnership selected Wilson to provide the appraisal because of its experience and reputation in appraising mini-warehouses, including its appraisal of other properties managed by PSI. The consideration to be paid by PSI to the limited partners in the merger is based on the appraisal. The appraisal, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth as Appendix B and should be read in its entirety. Certain of the material assumptions, qualifications and limitations to the appraisal are described below.

     EXPERIENCE OF WILSON. Wilson was formed by Charles R. Wilson in 1976, who has specialized in the appraisal of mini-warehouses and commercial facilities since 1972. Wilson has conducted real estate appraisals on a variety of property types and uses throughout the United States for owners, banks and thrift organizations, insurance companies and other financial institutions. Wilson has appraised over 500 mini-warehouses and commercial properties during the 12 months ended September 1998.

     SUMMARY OF METHODOLOGY. At the request of the Partnership, Wilson evaluated the Properties. In valuing the Properties, Wilson considered the applicability of all three commonly recognized approaches to value: the cost approach, the income approach and the sales comparison approach. The type and age of a property, market conditions and the quantity and quality of data affect the applicability of each approach in a specific appraisal situation. Wilson did not consider the cost approach to be applicable to the Properties.

     The income approach estimates a property's capacity to produce income through an analysis of the rental market, operating expenses and net income. Net income may then be processed into a value estimate through either (or a combination) of two methods: direct capitalization or yield capitalization, i.e., a discounted cash flow analysis.

     The sales comparison approach is based upon the principle of substitution, i.e., that an informed purchaser would pay no more for a property than the cost of acquiring an existing property with the same utility. The sales comparison approach establishes what typical investors in the marketplace are willing to pay for comparable properties.

     The cost approach is based on the estimated market value of the site as if vacant plus the depreciated replacement cost of the existing improvements. The cost approach was not considered appropriate in the case of the Properties since
(a) today's investors do not rely upon the cost approach in making investment decisions and (b) the necessity of estimating total accrued depreciation in buildings of the type and age of the Properties diminishes the validity of this approach.

     While the appraisal was prepared for all of the Properties, Wilson analyzed the individual Properties by (a) reviewing each Property's previous three years' operating statements, (b) reviewing information submitted to

Wilson by on-site managers which included competitive rental and occupancy surveys, subject facility descriptions, area trends and other factors, which were verified by Wilson through physical inspections, telephone calls and other sources and (c) developing information from a variety of sources about market conditions for each individual property that included population, employment and housing trends within the market.

     To determine any significant differences in quality among the Properties, Wilson considered such variables as property income growth patterns and potential, quality of location and construction, tenant appeal, property appearance, security and potential competition.

     Wilson also interviewed management personnel responsible for the Properties to discuss competitive conditions, area economic trends affecting the properties, historical operating revenues and expenses, lease terms and occupancy rates in competitive facilities. These interviews included ascertaining information on items of deferred maintenance, planned capital improvements and other factors affecting the physical condition of the properties. Representatives of Wilson or persons engaged by them performed site inspections on the Properties in September 1998.

     Wilson then estimated the value of each Property relying heavily upon the income approach. Indicated values were developed using a yield capitalization technique applying overall capitalization rates derived directly from the marketplace. To define the occupancy and rental rates and expense escalators to be used in developing cash flow projections, Wilson reviewed the acquisition criteria and projection parameters in use in the marketplace by major mini-warehouse investors, owners and operators, appraisers and financing sources. In addition, Wilson reviewed other published information concerning acquisition criteria in use by property investors through the first quarter of 1998. Further, Wilson interviewed various sources in local markets to identify sales of mini-warehouses and business parks within the past 24 months in order to derive certain valuation indicators. Sources for data concerning such transactions included local appraisers, property owners, real estate brokers and others. Wilson also reviewed information compiled by management identifying sales and acquisitions of mini-warehouses.

     In applying a discounted cash flow analysis, projections of cash flow from each property (assuming no indebtedness) were developed for a 10-year period ending in the year 2008 with a terminal residual value computed at the end of year 10. The first year's scheduled gross income was estimated taking into consideration each property's current rent structure and the rental rates of competitive facilities. Also included in the income estimate were trends in ancillary income from late fees and rental concessions. Wilson then made an analysis of each subject's occupancy history, took into consideration the occupancy level of competitive facilities and estimated a stabilized occupancy level for each of the Properties.

     Estimated expenses were based upon each Property's actual operating history. The projected expenses were tested for reasonableness based upon a comparison of the operating expense ratios to market norms. Expenses were deducted from effective gross income to derive a net operating income for each property. Consideration was given to and adjustment made to reflect capital expenditures and replacement reserves. Income and expense growth rates were based on projection parameters currently being used by property investors as well as upon local, regional and historical trends.

     For the Properties, Wilson used a growth rate of 3.5% for income and expenses except for real estate taxes in California, for which Wilson used 2.0%. Wilson then used a terminal capitalization rate of 10.25% to capitalize each Property's 11th year net income into a residual value at the end of a 10-year holding period, assuming normal cost of disposing of the Properties. The 10 yearly cash flows were then discounted to present worth using a discount rate of 12.75% based upon local market and property conditions. The indicated value for the five Properties based upon the discounted cash flow analysis is $19,740,000.

     In applying the sales comparison approach to the Properties, Wilson relied upon an analysis of 70 sales of self-storage properties that occurred between July 1997 and July 1998. Using a regression analysis, a statistically significant correlation was derived between the comparable property's net income and its sales price per square foot.

     In addition, Wilson reviewed capitalization rates and purchase prices paid in recent and pending transactions of properties similar to the Properties involving PSI and others and has concluded that the Properties are reasonably and appropriately valued relative to these other portfolio transactions.

     The indicated value for the five Properties based upon the sales comparison approach ranged between $17,492,500 and $20,412,500.

     CONCLUSIONS AS TO VALUE. Wilson reconciled the values indicated from the sales comparison and income approaches to arrive at a final valuation conclusion. Wilson gave primary emphasis to the income approach, an emphasis deemed appropriate based on acquisition criteria currently employed in the mini-warehouse market.

     Based on the valuation methodology described above, Wilson assigned a market value to the Properties as of September 16, 1998 of $19,750,000. The resulting effective implied capitalization rate for the Properties based on reported property operations (before non-recurring expenses and after certain property tax adjustments) during the 12 months ended June 30, 1998 averaged 9.30%.

     ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS OF THE APPRAISAL. The appraisal reflects Wilson's valuation of the Properties as of September 16, 1998 in the context of the information available on such date. Events occurring after September 16, 1998 and before the closing of the merger could affect the properties or assumptions used in preparing the appraisal. Wilson has no obligation to update the appraisal on the basis of subsequent events; however, Wilson has informed the Partnership that, as of the date of this statement, Wilson is not aware of any event or change in conditions since September 16, 1998 that may have caused a material change in the value of the Properties since that date.

     The appraisal is subject to certain general and specific assumptions and limiting conditions and is in conformity with the Departure Provision of Uniform Standards of Professional Appraisal Practice. Among other limitations, the appraisal (i) did not consider the effect of easements, restrictions and other similar items on the value of the Properties, (ii) assumed that the properties comply with local building codes and zoning ordinances, (iii) assumed that there are no new or planned facilities except as noted in the appraisal and (iv) did not involve the physical inspections of competing properties. See Appendix B for a discussion of the specific assumptions, limitations and qualifications of the appraisal.

     COMPENSATION AND MATERIAL RELATIONSHIPS. Wilson is being paid an aggregate fee of $12,500 for preparation of the appraisal, which includes reimbursement for all of Wilson's related out-of-pocket expenses. Wilson is also entitled to indemnification against certain liabilities. The fee was negotiated with Wilson and payment is not dependent upon completion of the merger. As a leading appraiser of mini-warehouses since 1976, Wilson has prepared appraisals for PSI and its affiliates, including appraisals of the properties of prior REITs in connection with their mergers with PSI, and Wilson is expected to continue to prepare appraisals for PSI. During the past three years (1995 to the present), Wilson has received compensation aggregating approximately $890,000 for these services (exclusive of amounts received in connection with the merger).

FAIRNESS OPINION FROM STANGER

     Stanger was engaged by the Partnership to deliver a written opinion of its determination as to the fairness of the consideration to be received in the merger, from a financial point of view, to the public limited partners. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and opinion, is set forth in Appendix C to this statement and should be read in its entirety. Certain of the material assumptions, qualifications and limitations to the fairness opinion are set forth below. The summary set forth below does not purport to be a complete description of the analyses used by Stanger in rendering the fairness opinion. Arriving at a fairness opinion is a complex analytical process not necessarily susceptible to partial analysis or amenable to summary description.

     Except for certain assumptions, described more fully below, which the Partnership advised Stanger that it would be reasonable to make, the Partnership imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in rendering the fairness opinion. The

Partnership has agreed to indemnify Stanger against certain liabilities arising out of its engagement to prepare and deliver the fairness opinion.

     EXPERIENCE OF STANGER. Stanger, founded in 1978, has provided information, research, investment banking and consulting services to clients throughout the United States, including major NYSE firms and insurance companies and over 70 companies engaged in the management and operation of partnerships and REITs.
The investment banking activities of Stanger include financial advisory services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. In particular, Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically owned through partnerships including, but not limited to, oil and gas reserves, real estate, cable television systems and equipment leasing assets.

     SUMMARY OF MATERIALS CONSIDERED. In the course of Stanger's analysis to render its opinion regarding the merger, Stanger: (i) reviewed this statement;
(ii) reviewed the annual reports on Form 10-K of PSI and the Partnership for the three fiscal years ending December 31, 1995, 1996 and 1997 and the quarterly reports on Form 10-Q of PSI and the Partnership for the quarters ended March 31, 1998 and June 30, 1998; (iii) reviewed the appraisal prepared by Wilson and discussed with the general partners and Wilson the methodologies and procedures employed in preparing the appraisal; (iv) reviewed information regarding purchases and sales of self-storage properties by PSI or any affiliated entities, and other information available relating to acquisition criteria for self-storage properties; (v) reviewed estimates prepared by the Partnership, and based in part on the appraisal, of the current net liquidation value per Partnership unit of the Partnership's assets and projections of cash flow from operations, cash distributions and going-concern values for the Partnership, and the calculation of the allocation of such values between the limited and general partners; (vi) discussed with certain members of management of PSI and the Partnership conditions in self-storage property markets, conditions in the market for sales/acquisitions of properties similar to those owned by the Partnership, current and expected operations and performance, and the financial condition and future prospects of PSI and the Partnership; (vii) reviewed historical market prices, trading volume and dividends for PSI common stock and historical secondary market transactions for Partnership units; and (viii) conducted other studies, analyses, inquiries and investigations as Stanger deemed appropriate.

     SUMMARY OF ANALYSIS. The following is a summary of certain financial and comparative analyses reviewed by Stanger in connection with and in support of its fairness opinion. The summary of the opinion and analysis of Stanger set forth in this statement is qualified in its entirety by reference to the full text of such opinion.

     Review of Appraisal. In preparing its opinion, Stanger relied upon the appraisal of the Properties which was prepared as of September 16, 1998 by Wilson, an independent appraiser. Stanger reviewed the appraisal rendered by Wilson, reviewed a sample of supporting documentation for the appraisal and discussed with Wilson its experience and qualifications and the appraisal methodologies utilized.

     Stanger observed that the appraisal was certified by a Member of the Appraisal Institute and was conducted utilizing the income approach to valuation, applying the discounted cash flow method to establish a value for each individual property, and the sales comparison approach.

     Stanger observed that the effective capitalization rate utilized in the appraisal was approximately 9.30%, based on net operating income (before non-recurring expenses and after certain property tax adjustments) generated for the 12 months ended June 30, 1998. Lower capitalization rates generally reflect higher sales prices for income-producing properties.

     Review of Liquidation Analysis. Stanger reviewed an analysis prepared by the Partnership of the estimated value of the Partnership based upon liquidation of its portfolio on a property-by-property basis utilizing estimates prepared by the Partnership and information provided by Wilson.

     The property-by-property liquidation analysis assumed each property could be sold within an estimated marketing period of six months at the appraised value as reported in the appraisal, to an independent third-party buyer. Costs of such property sales by the Partnership to independent third-parties were estimated by the Partnership to total approximately $918,000 and were comprised of estimates of $128,000 in state and local transfer taxes, $592,000 in commissions and $197,000 in legal and other closing costs. Such amounts were based on prevailing transfer tax rates in the locale of each property and on estimates of the Partnership based on knowledge of real estate transactions. Stanger observed that the estimated net proceeds from such liquidation, the sale of the Partnership's interest in PSBP and the associated dissolution of the Partnership and distribution of all remaining assets was $431 per Partnership unit, versus the consideration offered in the merger of $449 cash per unit, or the equivalent of $449 of PSI common stock per unit, based on the average closing price of PSI common stock on the NYSE during the 20 consecutive trading days ending on the fifth trading day prior to the Effective Date.

     Stanger also reviewed information on recent multi-property purchases and sales of self-storage properties transacted by PSI, PSMI or affiliates during the 27 months ending June 1998. Stanger observed that PSI, PSMI or affiliated entities have completed 11 bulk purchases of property portfolios during the period reviewed, excluding the properties associated with the mergers of 18 affiliated REITs with PSI. These transactions involved affiliated and unaffiliated entities with an interest in 73 properties with an aggregate acquisition cost of approximately $209 million. Capitalization rates ranged from 9.1% to 11.6%, averaging 9.6%, for bulk transactions during the period reviewed.

     Review of Going-Concern Analysis. Stanger reviewed financial analyses and projections prepared by the Partnership concerning estimated cash flows and distributions from the Partnership's continued operation as an independent stand-alone entity and estimated sales proceeds from the liquidation of the Properties. The analyses incorporated estimates of revenues and operating expenses for the Properties, capital expenditures, entity-level general and administrative costs, and cash flow distributions and proceeds from sale of the Properties during a projection period of five years. The analyses and projections assumed, among other things, that (i) net operating income for the Partnership would grow at a compound annual rate of approximately 3.5% over the five-year projection period; (ii) general and administrative expenses would increase at an average rate of 3.0% per annum over the projection period; and
(iii) the sale of the Properties would occur at the terminal value projected by capitalizing the net operating income in year six at a capitalization rate equal to 9.8% reflecting the midpoint of the capitalization rates used by the appraiser in the residual value component of the discounted cash flow analysis (10.25%) and the effective capitalization rate utilized in the appraisal based upon net operating income (before non-recurring expenses and after certain property tax adjustments) generated for the twelve months ended June 30, 1998 (9.30%). Real estate selling costs were assumed to be incurred at the same percentage of sale proceeds (4.0%) as incurred in the liquidation alternative, and costs of liquidation of the PSBP units were assumed at $0.06 per unit, consistent with the liquidation alternative.

     The projections evaluated the Partnership's going-concern value by analyzing projected cash flow and distributions assuming that the Partnership was operated as an independent stand-alone entity and its assets sold in a liquidation of the Partnership after a five-year holding period. The projections also assume that the Partnership's interest in PSBP is sold at an FFO multiple of 10.1 (reduced by a commission of $0.06 per unit). Distributions and sale proceeds per Partnership unit were discounted in the projections at rates ranging from 12% to 13%.

     Stanger observed that the estimated values per Partnership unit on a going-concern basis resulting from the above analysis were $426 and $443, compared with the consideration in the merger of $449 per Partnership unit.

     The estimated values assigned to the alternative forms of consideration are based on a variety of assumptions that have been made by the Partnership. While the Partnership has advised Stanger that it believes that it has a reasonable basis for these assumptions, these assumptions may not reflect the Partnership's actual experience and such differences could be material. See "- Comparison of Consideration to be Received in the Merger to Other Alternatives."

     Review of Tender Offer and Secondary Market Prices. Stanger observed that Partnership units have been purchased in recent months on the informal secondary market for partnership securities and in 1992, 1995 and 1996 through tender offers by PSI.

     Stanger observed that, based on prices reported to Stanger by various firms active in the informal secondary market for partnership interests, the highest selling prices reported for Partnership units in the informal secondary market between January 1, 1996 and June 30, 1998 were $320 per unit compared with the consideration in the merger of $449 per unit.

     Stanger also observed that the Partnership units had been the subject of tender offers by PSI in 1995 and 1996 and the tender offer prices ranged from $260 to $320 per unit.

     Distribution/FFO Analysis. Stanger reviewed distributions per Partnership unit and FFO per Partnership unit on an equivalent per unit basis. Stanger noted that based on a closing price of $29 1/4 for PSI common stock and the resulting exchange ratio of Partnership units for PSI common stock and based on operating results for PSI, regular quarterly distributions per share would decrease by approximately $3.38 (50.0%) for limited partners receiving PSI common stock.

     Stanger observed that, at the closing price of $29 1/4 for PSI common stock and based on operating results for PSI, annual FFO (based upon operating results for the twelve months ended December 31, 1997) per Partnership unit on a fully-diluted basis on an equivalent per share basis earned by limited partners would decrease by $5.51 (15.4%).

     CONCLUSIONS. Based on the foregoing, Stanger concluded that, based upon its analysis and assumptions, and as of the date of the fairness opinion, the consideration to be received in the merger is fair to the public limited partners, from a financial point of view.

     ASSUMPTIONS. In evaluating the merger, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information contained in this statement or that was furnished or otherwise communicated to Stanger. Stanger did not perform an independent appraisal of the assets and liabilities of PSI and the Partnership and relied upon and assumed the accuracy of the appraisal. Stanger also relied on the assurances of PSI and the Partnership that any projections, budgets, or value estimates contained in this statement or otherwise provided to Stanger, were reasonably prepared on bases consistent with actual historical experience and reflect the best currently available estimates and good faith judgments; that the Partnership's net asset value has been allocated between the limited and general partners in the same manner it would be allocated upon the Partnership's liquidation; that no material changes have occurred in the appraised value of the Properties or the information reviewed between the date of the appraisal or the date of the other information provided and the date of the opinion; and that PSI and the Partnership are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading in any material respect.

     In connection with preparing the fairness opinion, Stanger was not engaged to, and consequently did not, prepare any written report or compendium of its analysis for internal or external use beyond the analysis set forth in Appendix
C. Stanger does not intend to deliver any additional written summary of the analysis.

     COMPENSATION AND MATERIAL RELATIONSHIPS. For preparing the fairness opinion and related services in connection with the merger, Stanger is being paid a fee of $60,000. In addition, Stanger will be reimbursed for certain out-of-pocket expenses, including legal fees, up to a maximum of $9,000 and will be indemnified against certain liabilities, including certain liabilities under the federal securities laws. The fee was negotiated with Stanger. Payment of the fee to Stanger is not dependent upon completion of the merger. Stanger has rendered consulting and related services and provided products to PSI and to PSMI and its affiliates, including fairness opinion to the public shareholders of 18 REITs in connection with their mergers with PSI, and may be engaged in the future. During the past three years (1995 to the present), Stanger has received compensation aggregating approximately $1,010,000 for these services and products (exclusive of amounts received in connection with the merger).

     LIMITATIONS AND QUALIFICATIONS. Stanger was not requested to, and therefore did not: (i) select the method of determining the consideration being paid in the merger; (ii) make any recommendation to the public limited partners with respect to whether to approve or reject the merger or whether to select the cash or PSI common stock option in the merger; or (iii) express any opinion as to the business decision to effect the merger, alternatives to the merger or tax factors resulting from the merger, or relating to PSI's continued qualification as a REIT. Stanger's opinion is based on business, economic, real estate and securities markets, and other conditions as of the date of its analysis. Events occurring after that date may materially affect the assumptions used in preparing the opinion.

     Among the factors considered in the selection of Stanger were Stanger's experience in connection with the mergers of 18 affiliated REITs with PSI and in connection with the merger of a similar partnership with PSI, its expertise in real estate transactions and the fee quoted by Stanger. No party other than Stanger was contacted to render an opinion as to the fairness of the merger to public limited partners, and the Partnership has neither requested nor received any views, preliminary or otherwise, from any party other than Stanger regarding the fairness of the merger to the public limited partners.

THE MERGER AGREEMENT

     If the conditions to the merger are satisfied or waived, the merger will be consummated pursuant to the merger agreement which is set forth in Appendix A to, and is incorporated by reference into, this statement. As a result of the merger, all of the Partnership units will be held by a subsidiary of PSI. The merger agreement contains representations and warranties of PSI and the Partnership and certain other provisions relating to the merger. The representations and warranties are extinguished by, and do not survive, the merger.

     CONDITIONS TO CONSUMMATION OF THE MERGER. Consummation of the merger is contingent upon standard conditions, including the following: (i) the Registration Statement shall have been declared effective by the Commission and PSI shall have received all other authorizations necessary to issue PSI common stock in exchange for Partnership units and to consummate the merger; (ii) the merger agreement and the merger shall have been approved and adopted by the requisite vote of the limited partners (which condition has been satisfied by PSI's vote of its Partnership units in favor of the merger); (iii) the shares of PSI common stock issued to limited partners shall be listed on the NYSE; (iv) the Partnership shall have received a fairness opinion from Stanger (which opinion has been received); (v) the board of directors of PSI shall have approved the merger (which approval has been obtained); (vi) no legal action challenging the merger shall be pending; and (vii) in the case of PSI, the average of the per share closing prices on the NYSE of the PSI common stock during the 20 consecutive trading days ending on the fifth trading day prior to the Effective Date is not less than $25. The obligation of PSI to effect the merger is also subject to PSI, in its sole discretion, being satisfied as to title to, and the results of an environmental audit of, the Properties. Any of these conditions may be waived by the board of directors of PSI.

     AMENDMENT OR TERMINATION. The merger agreement provides for amendment or modification thereof with respect to the merger by written agreement authorized by the board of directors of PSI and the general partners. The merger may be abandoned at any time before or after shareholder approval by mutual written consent and may be abandoned by either party if, among other things, the closing of the merger has not occurred on or before June 30, 1999.

     CONSUMMATION. It is contemplated that the merger will be consummated by filing a certificate of merger with the California Secretary of State.

     CERTIFICATES FOR PSI COMMON STOCK. After the merger, holders of Partnership units that were converted into shares of PSI common stock, without any further action, will be entitled to receive certificates representing the number of whole shares of PSI common stock into which Partnership units will have been converted and cash payment in lieu of fractional share interests, if applicable. As soon as practicable after the merger, the exchange agent, BankBoston N.A., will send the certificates for the PSI common stock to each holder of Partnership units whose Partnership units have been converted into shares of PSI common stock. HOLDERS OF PARTNERSHIP UNITS WHO INTEND TO RECEIVE PSI COMMON STOCK IN THE MERGER DO NOT NEED TO TAKE ANY ACTION TO RECEIVE THEIR RESPECTIVE CERTIFICATES REPRESENTING THE PSI COMMON STOCK. IT IS IMPORTANT THAT YOU MAKE SURE YOU RECEIVE YOUR CERTIFICATE FOR THE PSI COMMON STOCK MAILED TO YOU BY BANKBOSTON N.A. IF YOU DO NOT RECEIVE YOUR PSI COMMON STOCK CERTIFICATE BY JANUARY 15, 1999, CALL BANKBOSTON N.A. AT (781) 575-3120 SO THAT AN AFFIDAVIT OF NON-RECEIPT CAN BE SENT TO YOU AND A CERTIFICATE REISSUED AT NO COST TO YOU. ANY SHAREHOLDER WHO

CONTACTS BANKBOSTON N.A. AFTER JUNE 15, 1999 REQUESTING THAT A CERTIFICATE BE REISSUED MAY NEED TO EXECUTE AN AFFIDAVIT OF LOSS AND PAY THE COST OF A BOND OF INDEMNITY BEFORE A CERTIFICATE CAN BE REPLACED.

     After the merger, there will be no further registration of transfers of Partnership units on the Partnership's records.

     FRACTIONAL SHARES. No fractional shares of PSI common stock will be issued in the merger. In lieu of any fractional share interests, each holder of Partnership units who would otherwise be entitled to a fractional share of PSI common stock will receive a whole share of PSI common stock if such fractional share to which such holder would otherwise have been entitled is .5 of a share or more, and such fractional share shall be disregarded if it represents less than .5 of a share; provided that such fractional share shall not be disregarded if it represents .5 of 1% or more of the total number of shares of PSI common stock such holder is entitled to receive in the merger. In such event, the holder will be paid an amount in cash (without interest), rounded to the nearest $.01, determined by multiplying (i) the per share closing price on the NYSE of the PSI common stock at the time of effectiveness of the merger by (ii) the fractional interest.

     RESTRICTIONS ON OTHER ACQUISITIONS. The Partnership has agreed not to initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal with respect to a merger, consolidation, securities exchange or similar transaction involving it, or any purchase of all or any significant portion of its assets, or any equity interest in it, other than the transactions contemplated by the merger agreement, or engage in any negotiations concerning, or provide any confidential information or data to, or have discussions with, any person relating to such a proposal, provided that the general partners may furnish or cause to be furnished information and may participate in such discussions and negotiations through its representatives with persons who have sought the same if the failure to provide such information or participation in the negotiations and discussions might cause the Partnership to breach their fiduciary duty to limited partners under applicable law as advised by counsel. The Partnership has agreed to notify PSI immediately if inquiries or proposals are received by, any such information is requested from, or negotiations or discussions are sought to be initiated or continued with it, and to keep PSI informed of the status and terms of any such proposals and any such negotiations or discussions.

     DISTRIBUTIONS. Pending the merger, the Partnership is precluded from declaring or paying any distributions to the limited partners other than (i) regular distributions at a quarterly rate not in excess of $6.76 per Partnership unit and (ii) distributions to the limited partners immediately prior to the effectiveness of the merger equal to the amount by which the Partnership's estimated net asset value allocable to limited partners as of the date of the merger exceeds $449 per Partnership unit. See "- Determination of Payments to be Received by Limited Partners in the Merger."

CASH ELECTION PROCEDURE

     Each holder of record of Partnership units may make a cash election to have his or her Partnership units converted into the right to receive cash in the merger. All cash elections are to be made on a cash election form. A cash election form is being sent to all holders of record of Partnership units on the date of this statement. To be effective, a cash election form must be properly completed and signed and must be received by the exchange agent, BankBoston N.A., no later than 5:00 p.m. New York City time on December 9, 1998. Holders of record of units who hold units as nominees, trustees or in other representative capacities may submit multiple cash election forms, provided that such representative certifies that each such cash election form covers all the units held by such representative for a particular beneficial owner. Any cash election form may be revoked by written notice received by the exchange agent prior to 5:00 p.m., New York City time, on December 9, 1998. In addition, all cash election forms will automatically be revoked if the exchange agent is notified in writing that the merger has been abandoned. The exchange agent may determine whether or not elections to receive cash have been properly made or revoked, and any such determination shall be conclusive and binding.

     A HOLDER OF PARTNERSHIP UNITS MAY NOT MAKE A CASH ELECTION AS TO LESS THAN ALL OF THE UNITS OWNED BY SUCH HOLDER. ANY HOLDER OF UNITS WHO DOES NOT SUBMIT A PROPERLY COMPLETED AND SIGNED CASH ELECTION FORM WHICH IS RECEIVED BY THE EXCHANGE AGENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 9, 1998 WILL

RECEIVE PSI COMMON STOCK IN THE MERGER. IF PSI OR THE EXCHANGE AGENT DETERMINES THAT ANY PURPORTED CASH ELECTION WAS NOT PROPERLY MADE, SUCH PURPORTED CASH ELECTION WILL BE DEEMED TO BE OF NO FORCE AND EFFECT AND THE HOLDER OF UNITS MAKING SUCH PURPORTED CASH ELECTION WILL, FOR PURPOSES HEREOF, RECEIVE PSI COMMON STOCK IN THE MERGER. NONE OF PSI, THE PARTNERSHIP OR THE EXCHANGE AGENT WILL BE UNDER ANY OBLIGATION TO NOTIFY ANY PERSON OF ANY DEFECT IN A CASH ELECTION FORM.

     The tax consequences of receiving cash or PSI common stock are described under "Federal Income Tax Considerations - The Merger."

CONSEQUENCES TO THE PARTNERSHIP IF THE MERGER IS NOT COMPLETED

     If the merger is not completed, the Partnership will continue as a publicly owned entity.

COSTS OF THE MERGER

     It is estimated that the total consideration (cash and PSI common stock) to be paid by PSI to acquire all of Partnership units owned by the public limited partners in the merger and to pay related costs and expenses would be approximately $10,950,000. These amounts will be paid from PSI's working capital or with funds borrowed under credit facilities with a group of banks for which Wells Fargo Bank, National Association acts as agent. These credit facilities aggregate $150,000,000 and bear interest at LIBOR plus .40% to 1.10%. PSI intends to repay amounts borrowed under these facilities from the public or private placement of securities or from PSI's undistributed cash flow.

     If the merger is completed, all costs incurred by PSI and the Partnership in connection with the merger will be paid by PSI. If the merger is not completed, all costs incurred in connection with the merger will be paid by the party incurring such costs, except that PSI will pay one-half of the cost of any expenses incurred in connection with the printing of this statement and related registration statement, the appraisal, environmental and structural audits and filing fees and the Partnership will pay the other one-half of such costs. The Partnership's share of such costs would be paid from its working capital.

     The following is a statement of certain fees and expenses estimated to be incurred in connection with the merger (exclusive of amounts paid as a result of cash elections).

                Printing and mailing                                              $ 10,000
                Legal                                                               50,000
                Real estate appraisal and fairness opinion                          72,500
                Registration, listing and filing fees                               10,000
                Accounting                                                          25,000
                Other                                                               10,000
                                                                                  --------
                TOTAL                                                             $177,500
                                                                                  ========

ACCOUNTING TREATMENT

     For accounting purposes, the merger will be treated as a purchase. Accordingly, the cost of the assets and liabilities of the Partnership will be allocated based on fair value.

REGULATORY REQUIREMENTS

     The merger is subject to compliance with federal and state securities law requirements.

COMPARISON OF PARTNERSHIP UNITS WITH PSI COMMON STOCK

     The information below compares certain attributes of PSI Common Stock with the Partnership units. The effect of the merger on limited partners who receive PSI common stock in the merger is set forth in italics below each caption.

                      PARTNERSHIP                                                     PSI

                                        INVESTMENT OBJECTIVES AND POLICIES
The principal investment objectives are to provide (i)    The investment objectives of PSI are to maximize FFO
quarterly cash distributions from its operations and      allocable to holders of PSI common stock and to increase
(ii) long-term capital gains through appreciation in      shareholder value through internal growth and acquisitions.
the value of properties.                                  FFO is a supplemental performance measure for equity REITs used by industry analysts.  FFO does not take into
Under its organizational documents, the Partnership is    consideration principal payments on debt, capital
not permitted to raise new capital or to reinvest         improvements, distributions and other obligations of PSI.
operating cash flow or sale or financing proceeds.        Accordingly, FFO is not a substitute for PSI's net cash
The Partnership will terminate on December 31, 2038,      provided by operating activities or net income as a measure
unless earlier dissolved.  The Partnership                of PSI's liquidity or operating performance.  An increase
anticipated selling or financing its properties           in PSI's FFO will not necessarily correspond with an
within seven to ten years from acquisition (i.e.,         increase in distributions to holders of PSI common stock.
between 1993 and 1996).                                   See "- Liquidity, Marketability and Distributions."

                                                          PSI intends to continue its operations for an indefinite
                                                          period of time and is not precluded from raising new
                                                          capital, including senior securities that would have
                                                          priority over PSI common stock (including PSI common stock issued in the merger) as to cash flow, distributions and
                                                          liquidation proceeds, or from reinvesting cash flow or sale or financing proceeds in new properties, except to the
                                                          extent such reinvestment precludes PSI from satisfying the
                                                          REIT distribution requirements.  Therefore, PSI
                                                          shareholders should expect to be able to liquidate their
                                                          investment only by selling their shares in the market, and the market value of the PSI common stock may not
                                                          necessarily equal or exceed the market value of PSI's
                                                          assets or the net proceeds which might be available for
                                                          distribution upon liquidation if PSI were to liquidate.
                                                          PSI has grown, and intends to continue to grow, as new
                                                          investments are made.

     Limited partners who receive PSI common stock in the merger will be changing their investment from "finite-life" to "infinite-life"; they will be able to realize the value of their investment only by selling the PSI common stock. The interest of PSI shareholders can be diluted through the issuance of additional securities, including securities that would have priority over PSI common stock as to cash flow, distributions and liquidation proceeds. PSI has an effective registration statement for preferred stock, common stock, equity stock and warrants and intends to issue additional securities under this registration statement. There is no assurance that any such securities will be issued. See "Risk Factors - Uncertainty Regarding Market Price of PSI Common Stock" and "- Financing Risks - Dilution and Subordination."

     PSI has no plans with respect to a sale or financing of any of the Properties.

                      PARTNERSHIP                                                     PSI
                                               BORROWING POLICIES
The Partnership has no outstanding borrowings.  It is     Subject to certain limitations in PSI's bylaws, PSI has
fully invested and would distribute the proceeds from     broad powers to borrow in furtherance of its investment
a financing of properties.                                objectives.  PSI has incurred in the past, and may incur in the future, both short-term and long-term debt to increase its funds available for investment in real estate, capital expenditures and distributions.  As of December 31, 1997,
                                                          PSI's ratio of "Debt" (liabilities other than "accrued and other liabilities" and "minority interest" that should, in accordance with GAAP, be reflected on PSI's balance sheet)
                                                          to "Assets" (PSI's total assets that should, in accordance with GAAP, be reflected on PSI's balance sheet) was
                                                          approximately 3%.

     PSI has outstanding debt and reinvests proceeds from borrowings. The incurrence of debt increases the risk of loss of investment.

                                   TRANSACTIONS WITH AFFILIATES

The partnership agreement restricts a variety of          PSI's bylaws restrict PSI from acquiring properties from
business transactions with affiliates.  The               its affiliates or from selling properties to them unless
partnership agreement may be amended by a majority        the transaction (i) is approved by a majority of PSI's
vote of limited partners.  See "Amendment to              independent directors and (ii) is fair to PSI based on an
Partnership Agreement."                                   independent appraisal.

     Given PSI's control of all voting decisions with respect to the Partnership, both PSI and the Partnership can enter into transactions with affiliates without the need for approval of the public shareholders and public limited partners, respectively. In the case of PSI, however, these transactions require approval of PSI's independent directors.

                                   PROPERTIES (As of December 31, 1997)

The Partnership owns equity interests in five             PSI owns equity interests (directly, as well as through
properties in five states.  Also owns interest in         general and limited partnership interests and capital stock
PSBP.  For the 12 months ended December 31, 1997, the     interests) in 1,136 properties in 38 states, including 533
weighted average occupancy level and realized annual      wholly owned properties.  See "Description of PSI's
rent per square foot of the Properties were 93% and       Properties."
$9.60, respectively.  See "Description of Partnership
Properties."

     Because PSI owns substantially more property interests in more states than the Partnership, PSI's results of operations are less affected by the profitability or lack of profitability of a single property than are those of the Partnership and it would be more difficult to liquidate PSI than the Partnership within a reasonable period of time.

                                 LIQUIDITY, MARKETABILITY AND DISTRIBUTIONS

There is no active trading market for Partnership         PSI common stock is traded on the NYSE.  During the 12
units.  The Partnership has not issued any securities     months ended December 31, 1997, the average daily trading
that have priority over its Partnership units.            volume of PSI common stock was 98,000 shares.  PSI has
                                                          issued, and may in the future issue, securities that have
                                                          priority over PSI common stock as to cash flow,
                                                          distributions and liquidation proceeds.

      PARTNERSHIP                                                     PSI

     Distributions are paid to limited partners from cash available for distribution. PSI is required to distribute at least 95% of its ordinary REIT taxable income in order to maintain its qualification as a REIT. PSI distributes less than its cash available for distribution (recently distributing amounts approximately equal to its taxable income), permitting it to retain funds for additional investment and debt reduction.

     A limited partner who receives PSI common stock in the merger will have an investment for which the market is broader and more active than the market for Partnership units. Distributions on PSI common stock are lower than the distributions on the Partnership units. Distributions on PSI common stock also are subject to priority of preferred stock. See "Distributions and Price Range of PSI Common Stock" and "Distributions and Market Prices of Partnership Units" for information on market prices of Partnership units and PSI Common Stock.

                                   TAXATION

Income or loss earned by the Partnership is not taxed     PSI was organized to qualify for taxation as a REIT and
at the partnership level.  Limited partners are           intends to continue to so qualify. REITs generally are
required to report their allocable share of               permitted to deduct distributions to their shareholders,
Partnership income and loss on their respective tax       which, to the extent of such deductions, effectively
returns.  Income and loss from the Partnership            eliminates the "double taxation" (at the corporate and
generally constitute "passive" income and loss, which     shareholder levels) that typically results when a
can generally offset "passive" income and loss from       corporation earns income and distributes that income to
other investments.  Due to depreciation and other         shareholders in the form of dividends.  Distributions
noncash items, cash distributions are not generally       received by PSI shareholders generally constitute portfolio
equivalent to the income and loss allocated to            income, which cannot offset "passive" loss from other
limited partners.  During operations, cash                investments.  Losses and credits generated within PSI do
distributions have been partially sheltered.  After       not pass through to shareholders.  After the end of PSI's
the end of each fiscal year, limited partners receive     calendar year, shareholders receive the less complicated
annual schedule K-1 forms showing their allocable         Form 1099-DIV used by corporations to report their dividend
share of Partnership income and loss for inclusion on     income.  See "Federal Income Tax Considerations."
their federal income tax returns.  Limited partners
are also required to file state income tax returns
and/or pay state income taxes in California and in
certain other states in which the Properties are
located.

     The Partnership is a pass-through entity, whose income and loss is not taxed at the entity level but instead allocated directly to the limited and general partners. Limited partners are taxed on income or loss allocated to them, whether or not cash distributions are made to them. In contrast, PSI qualifies as a REIT, allowing it to deduct dividends paid to its shareholders. To the extent PSI has net income (after taking into account the dividends paid deduction), such income will be taxed at the corporate level at the standard corporate tax rates. Dividends paid to PSI shareholders will constitute portfolio income and not passive income.

                                 VOTING RIGHTS

Limited partners by a majority vote may, without the      PSI holds annual meetings, with each such meeting on a date
concurrence of the general partners, amend the            within 15 months of the prior annual meeting, at which the
partnership agreement, dissolve the partnership,          shareholders elect the directors, with each shareholder
remove and/or elect a general partner, and approve or     entitled to cast as many votes as there are directors to be
disapprove the sale of all or substantially all of        elected, multiplied by the number of shares registered in
the Partnership's assets.  As owner of more than 50%      his or her name.  Under California law, a majority vote of
of the Partnership units, PSI controls all voting         shareholders is required for (i) the removal of directors,
decisions with respect to the Partnership.                (ii) the dissolution of the company,

      PARTNERSHIP                                      PSI

                                            (iii) the amendment of certain
                                            provisions of the organizational
                                            documents and (iv) the sale of all
                                            or substantially all of the
                                            company's assets. The public PSI
                                            shareholders are substantially
                                            limited in their ability to control
                                            PSI in view of the significant
                                            ownership of PSI Common Stock by the
                                            Hughes family.


     Shareholders have different voting rights, including the right to elect directors annually, than the voting rights afforded to limited partners.

                             MANAGEMENT AND DUTIES


As a matter of state law, the general       PSI is managed by its board of
partners have liability for the payment     directors and executive officers.
of Partnership obligations and debts,       A majority of the directors of PSI
unless limitations upon such liability      are independent directors.  Under
are expressly stated in the obligation.     California law, directors are
The partnership agreement provides that     accountable to a corporation and its
the general partners are not liable to      shareholders as  fiduciaries and are
the Partnership or the limited partners     required to perform their duties in
for any act or omission performed in        good faith, in a manner believed to
good faith pursuant to authority granted    be in the best interests of a
by the partnership agreement, and in a      corporation and its shareholders and
manner reasonably believed to be within     with such care, including reasonable
the scope of authority granted and in       inquiry, as an ordinarily prudent
the best interests of the Partnership,      person in a like position would use
provided that such act or omission did      under similarcircumstances.  The
not constitute fraud, misconduct, bad       liability of the directors of PSI
faith or negligence.  In addition, the      and the Partnership is limited
partnership agreement indemnifies the       pursuant to the provisions of
general partners for liability, loss,       California law and their
damage, costs and expenses, including       organizational documents, which
attorneys' fees, incurred by them in        limit a director's liability for
conducting the Partnership's business,      monetary damages to the respective
except in the case of fraud, misconduct,    corporation or its shareholders for
bad faith or negligence.                    breach of the director's duty of
                                            care, where a director fails to
                                            exercise sufficient care in carrying
                                            out the responsibilities of office.
                                            Those provisions would not protect a
                                            director who knowingly did something
                                            wrong, or otherwise acted in bad
                                            faith, nor would they foreclose any
                                            other remedy which might be
                                            available to the respective
                                            corporation or its shareholders,
                                            such as the availability of non-
                                            monetary relief. In addition, PSI's
                                            organizational documents provide PSI
                                            with the authority to indemnify its
                                            "agents" under certain circumstances
                                            for expenses or liability incurred
                                            as a result of litigation. Under
                                            California law, "agents" are defined
                                            to include directors, officers and
                                            certain other individuals acting on
                                            a corporation's behalf. PSI has
                                            taken advantage of those provisions
                                            and have entered into agreements
                                            with the respective corporation's
                                            directors and executive officers,
                                            indemnifying them to the fullest
                                            extent permitted by California law.
                                            To the extent that the foregoing
                                            provisions concerning
                                            indemnification apply to actions
                                            arising under the Securities Act,
                                            PSI has been advised that, in the
                                            opinion of the Commission, such
                                            provisions are contrary to public
                                            policy and therefore are not
                                            enforceable.

      PARTNERSHIP                                                     PSI

     The general partners have, under most circumstances, no liability to the Partnership for acts or omissions it undertakes when performed in good faith, in a manner reasonably believed to be within the scope of their authority and in the best interests of the Partnership. The general partners also have, under specified circumstances, a right to be reimbursed by the Partnership for liability, loss, damage, costs and expenses they incur by virtue of serving as general partners. Although the standards are expressed somewhat differently, there are similar protections from liability available to directors and officers of PSI when acting on behalf of PSI and rights of directors and officers to seek indemnification from PSI. PSI believes that the scope of the liability and indemnification provisions in PSI's governing documents provides protection against claims for personal liability against PSI's directors and officers which is comparable to, though not identical with, the protections afforded to the general partners under the partnership agreement.

        ADDITIONAL ISSUANCES OF SECURITIES AND ANTI-TAKEOVER PROVISIONS

The Partnership Agreement does not provide for the        Subject to the rules of the NYSE and applicable provisions
issuance of additional Partnership units.                 of California law, PSI has issued and intends to continue to issue authorized capital stock without shareholder approval.

     Given the ownership level of PSI common stock by the Hughes family and PSI's flexibility to issue capital stock, including senior securities with special voting rights and priority over PSI common stock, and control of all Partnership voting decisions by PSI, both PSI and the Partnership are in a position to deter attempts to obtain control in transactions not approved by management.


                        LIMITED LIABILITY OF INVESTORS

Under the partnership agreement and California law,       Under California law, shareholders are not generally liable
the liability of limited partners for the Partnership     for corporate debts or obligations.  The PSI common stock
debts and obligations is limited to the amount of         is nonassessable.
their investments in the Partnership, together with
an interest in undistributed income, if any.  The
Partnership units are fully paid and nonassessable.

     The limitation on personal liability of PSI shareholders is substantially the same as that of the limited partners.

                           REVIEW OF INVESTOR LISTS

A limited partner is entitled to request copies of        Under applicable law, a PSI shareholder is entitled, upon
investor lists showing the names and addresses of all     written demand, to inspect and copy the record of
limited partners.  The right to receive such investor     shareholders, at any time during usual business hours, for
lists is conditioned upon payment of the cost of          a purpose reasonably related to his or her interest as a
duplication and mailing.                                  shareholder.

     Limited Partners and shareholders are entitled to access to investor lists and to share records, respectively, subject to certain requirements.

                       AMENDMENT TO PARTNERSHIP AGREEMENT

     While the general partners do not believe that the partnership agreement prohibits the merger, the partnership agreement is being amended to expressly authorize the merger. Appendix D contains a complete text of the amendment.

          APPROVAL OF THE MERGER AND PARTNERSHIP AGREEMENT AMENDMENT


GENERAL

     This statement is first being mailed on or about November __, 1998 to limited partners in connection with the merger and the amendment to the partnership agreement. The general partners are not soliciting proxies in connection with these matters.

     Holders of record at the close of business on the date of this statement will be entitled to receive notice of the merger and the amendment to the partnership agreement. On such date, there were outstanding 52,751 Partnership units. As of the record date, PSI beneficially owned 28,797 units (approximately 55% of the units).

     The affirmative vote of a majority of the Partnership units is required to approve the merger and the amendment. As indicated above, the general partners are not soliciting proxies from the limited partners in connection with these matters. PSI owns sufficient units to approve the merger and the amendment without the vote of any other limited partner and has approved these matters by written consent in accordance with California law and the partnership agreement. The merger and the amendment will become effective upon the signing of the amendment and the filing of a certificate of merger with the California Secretary of State, which pursuant to Rule 14c-2 under the Exchange Act will not take place until at least 20 business days following the date on which this statement is mailed to limited partners.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     PARTNERSHIP. The Partnership is not aware of any beneficial owner of more than 5% of the Partnership units other than PSI which owns 28,797 units (55% of the units).

     PSI. The following table sets forth information with respect to persons known to PSI to be the beneficial owners of more than 5% of the outstanding shares of PSI common stock:

                                                                           Shares of Common Stock
                                                                           Beneficially Owned
                                                                           -------------------------------------
                                                                             Number                Percent
Name and Address                                                             of Shares             of Class
----------------                                                             ---------             --------
B. Wayne Hughes, B. Wayne Hughes, Jr., Parker Hughes Trust No. 2,            38,071,191              32.9%
 Tamara Hughes Gustavson, PS Orangeco, Inc., a California
 corporation ("PSOI")
701 Western Avenue,
Glendale, California  91201-2397,
PS Insurance Company, Ltd., a
 Bermuda corporation ("PSIC")
41 Cedar Avenue
Hamilton, Bermuda (1)

FMR Corp.                                                                    10,778,155               9.3%
82 Devonshire Street
Boston, Massachusetts 02109 (2)

Cohen & Steers Capital Management, Inc.                                       7,294,800               6.3%
757 Third Avenue
New York, New York  10017 (3)

________________

(1) This information is as of September 30, 1998. The reporting persons listed above (the "Reporting Persons") have filed a joint Schedule 13D, amended as of June 24, 1997. The common stock of PSOI (representing approximately 5% of the equity) is owned one-third each by B. Wayne Hughes, Tamara Hughes Gustavson (an adult daughter of B. Wayne Hughes) and B. Wayne Hughes, Jr. (an adult son of B. Wayne Hughes), and the non-voting preferred stock of PSOI (representing approximately 95% of the equity) is owned by PSI. The stock of PSIC is owned approximately 45% by
    B. Wayne Hughes, 47% by Tamara Hughes Gustavson and 8% by B. Wayne Hughes, Jr. Tamara Hughes Gustavson is the trustee of Parker Hughes Trust No. 2. Each of the Reporting Persons disclaims the existence of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. B. Wayne Hughes has voting and dispositive power with respect to the 30,777 shares owned by PSOI, and B. Wayne Hughes and Tamara Hughes Gustavson share voting and dispositive power with respect to the 301,032 shares owned by PSIC. B. Wayne Hughes disclaims beneficial ownership of the shares owned by B. Wayne Hughes, Jr., Parker Hughes Trust No. 2 and Tamara Hughes Gustavson (Tamara Hughes Gustavson beneficially owns an aggregate of 16,733,399 shares (exclusive of the shares owned by PSIC) or approximately 14.5% of the shares of Common Stock outstanding as of September 30, 1998). Each of the other Reporting Persons disclaims beneficial ownership of the shares owned by any other Reporting Person.

    The above table does not include 7,000,000 shares of PSI's Class B Common Stock which are owned by B. Wayne Hughes, Jr. and Tamara Hughes Gustavson. The Class B Common Stock is convertible into Common Stock on a share-for-share basis upon satisfaction of certain conditions, but in no event earlier than January 1, 2003.

(2) This information is as of February 28, 1998 and is based on a Schedule 13G (Amendment No. 4) filed by FMR Corp. (except that the percent shown in the table is based on the shares of Common Stock outstanding at September 30,
    1998). As of February 28, 1998, FMR Corp. beneficially owned 10,778,155 shares of Common Stock. This number includes 9,801,900 shares beneficially owned by Fidelity Management & Research Company, as a result of its serving as investment adviser to several investment companies registered under
    Section 8 of the Investment Company Act of 1940, and 974,255 shares beneficially owned by Fidelity Management Trust Company, as a result of its serving as investment manager of various institutional accounts. FMR Corp. has sole voting power with respect to 893,255 shares and sole dispositive power with respect to 10,778,155 shares.

(3) This information is as of December 31, 1997 and is based on a Schedule 13G (Amendment No. 1) filed by Cohen & Steers Capital Management, Inc. (except that the percent shown in the table is based on the shares of Common Stock outstanding at September 30, 1998). As of December 31, 1997, Cohen & Steers Capital Management, Inc. beneficially owned 7,294,800 shares of Common Stock. Cohen & Steers Capital Management, Inc. has sole voting power with respect to 6,375,000 shares and sole dispositive power with respect to 7,294,800 shares.

     The following table sets forth information as of September 30, 1998 concerning the beneficial ownership of PSI common stock of each director of PSI, the chief executive officer of PSI, the four most highly compensated persons who were executive officers of PSI on December 31, 1997, and all directors and executive officers of PSI as a group:

                                                                                  Shares of PSI Common Stock:
                                                                                  Beneficially Owned(1)
                                                                                  Shares Subject to Options(2)
                                                                                  -----------------------------------
           Name                                 Positions                         Number of Shares            Percent
           ----                                 ---------                         ----------------            -------

B. Wayne Hughes                         Chairman of the Board and Chief
                                        Executive Officer                          20,329,670(1)(3)              17.6%

Harvey Lenkin                           President and Director                        600,125(1)(4)               0.5%
                                                                                       78,333(2)                    *
                                                                                  -----------                    ----
                                                                                      678,458                     0.6%

B. Wayne Hughes, Jr.                    Vice President and Director                 1,008,122(1)(5)               0.9%

Robert J. Abernethy                     Director                                       71,811(1)                    *
                                                                                       10,833(2)                    *
                                                                                  -----------                    ----
                                                                                       82,644                       *

Dann V. Angeloff                        Director                                       81,500(1)(6)                 *
                                                                                        7,499(2)                    *
                                                                                  -----------                    ----
                                                                                       88,999                       *

William C. Baker                        Director                                       30,000(1)                    *
                                                                                        7,499(2)                    *
                                                                                  -----------                    ----
                                                                                       37,499                       *

Thomas J. Barrack, Jr.                  Director                                    2,619,893(1)(7)               2.3%

Uri P. Harkham                          Director                                      471,156(1)(8)               0.4%
                                                                                        2,500(2)                    *
                                                                                  -----------                    ----
                                                                                      473,656                     0.4%

David Goldberg                          Senior Vice President                          89,547(1)(9)                 *
                                        and General Counsel                           119,167(2)                  0.1%
                                                                                  -----------                    ----
                                                                                      208,714                     0.2%

Marvin M. Lotz                          Senior Vice President                          70,939(1)(10)                *
                                                                                      132,500(2)                  0.1%
                                                                                  -----------                    ----
                                                                                      203,439                     0.2%

A. Timothy Scott                        Senior Vice President                           3,367(1)                    *
                                        and Tax Counsel                                33,333(2)                    *
                                                                                  -----------                    ----
                                                                                       36,700                       *

All Directors and Executive Officers                                               25,511,075(1)(3)(4)(5)(6)
as a Group (16 persons)                                                                      (7)(8)(9)(10)(11)   22.0%
                                                                                      553,629(2)                  0.5%
                                                                                  -----------                    ----
                                                                                   26,064,704                    22.4%

_______________

 *   Less than 0.1%

(1) Shares of Common Stock beneficially owned as of September 30, 1998. Except as otherwise indicated and subject to applicable community property and similar statutes, the persons listed as beneficial owners of the shares have sole voting and investment power with respect to such shares.

(2) Represents vested portion as of September 30, 1998, and portion of which will be vested within 60 days of September 30, 1998, of shares of Common Stock subject to options granted to the named individuals or the group pursuant to PSI's stock option and incentive plans.

(3) Includes 19,945,983 shares held of record by the B. W. Hughes Living Trust as to which Mr. Hughes has voting and investment power, 1,428 and 1,423 shares, held by custodians of IRAs for Mr. Hughes and Mrs. Kathleen Hughes as to which each has investment power, 5,389 shares held by Mrs. Hughes as to which she has investment power and 43,638 shares held by Mrs. Hughes as custodian FBO Parker Hughes Trust dated 3/7/91. Also includes 30,777 shares held of record by PSOI as to which Mr. Hughes has voting and dispositive power and 301,032 shares held of record by PSIC as to which Mr. Hughes and Tamara Hughes Gustavson share voting and dispositive power.

(4) Includes 1,249 and 734 shares, held by custodians of IRAs for Mr. Lenkin and Mrs. Lenkin as to which each has investment power, 468 shares held by Mrs. Lenkin, 1,079 and 150 shares, held by Mrs. Lenkin as custodian for two sons and 100 shares held by a custodian of an IRA for a son. Also includes 540,000 shares held of record by the Public Storage, Inc. Profit Sharing Plan and Trust (the "PSI Plan") as to which Mr. Lenkin, as a member of the PSI Plan's Advisory Committee, shares the power to direct voting and disposition and as to which Mr. Lenkin expressly disclaims beneficial ownership.

(5) Includes 1,231 and 233 shares, held by custodians of IRAs for Mr. Hughes, Jr. and Mrs. Hughes, Jr. as to which each has investment power, 344 shares held by Mrs. Hughes, Jr., 6,556 and 2,960 shares, held by Mr. Hughes, Jr. as custodian for a daughter and a son, 5,901 shares held by Mrs. Hughes, Jr. as custodian for a daughter and 1,348 shares held by Mr. Hughes, Jr. and Tamara Hughes Gustavson - Separate Property.

(6) Includes 6,000 shares held by a custodian of an IRA for Mr. Angeloff, 3,000 shares held by Mr. Angeloff as trustee of Angeloff's Children Trust and 70,500 shares held by Mr. Angeloff as trustee of Angeloff Family Trust.

(7) Shares held of record by Colony PSA, LLC, a limited liability company of which Mr. Barrack is a controlling member.

(8) Includes 65,057 shares held by Mr. Harkham as trustee of Harkham Industries Profit Sharing Plan, 338,868 shares held by Harkham Industries, Inc. (dba Jonathan Martin, Inc.), a corporation wholly owned by Mr. Harkham, 43,832 shares held by Mr. Harkham as trustee of Uri Harkham Trust, 1,440 shares held by a custodian of an IRA for Mr. Harkham as to which he has investment power, 3,768, 4,419, 4,343, 4,616 and 4,716 shares, held by Mr. Harkham as custodian for five of his children and 97 shares held by a custodian of an IRA for a son.

(9) Includes 7,199 shares held by a custodian of an IRA for Mr. Goldberg and 4,260 shares held by David Goldberg Profit Sharing Plan. Excludes 540,000 shares held of record by the PSI Plan as to which Mr. Goldberg, as a member of the PSI Plan's Advisory Committee, shares the power to direct voting and disposition; such shares are included under Mr. Lenkin above (see footnote
     4).

(10) Includes 12,326 and 1,126 shares held by custodians of IRAs for Mr. Lotz.

(11) Includes shares held of record or beneficially by members of the immediate family of executive officers of PSI and shares held by custodians of IRAs for the benefit of executive officers of PSI.

     The following tables set forth information as of September 30, 1998 concerning the remaining security ownership of each director of PSI, the chief executive officer of PSI, the four most highly compensated persons who were executive officers of PSI on December 31, 1997, and all directors and executive officers of PSI as a group:

                                                               Shares of 9.20%              Shares of Adjustable Rate
                                 Shares of 10% Cumulative      Cumulative Preferred         Cumulative Preferred
                                 Preferred Stock, Series A     Stock, Series B              Stock, Series C
                                 Beneficially Owned (1)        Beneficially Owned (1)       Beneficially Owned (1)
                                 -------------------------     ----------------------       -------------------------
                                 Number                        Number                        Number
                                 of Shares        Percent      of Shares      Percent        of Shares        Percent
                                 ---------        -------      ---------      -------        ---------        -------
B. Wayne Hughes                       -               -              -             -               -               -
Harvey Lenkin                     1,000 (1)           *          1,600 (1)         *               -               -
B. Wayne Hughes, Jr.                  -               -            400 (1)(3)      *               -               -
Robert J. Abernethy                   -               -            225             *               -               -
Dann V. Angeloff                      -               -              -             -               -               -
William C. Baker                      -               -              -             -               -               -
Thomas J. Barrack, Jr.                -               -              -             -               -               -
Uri P. Harkham                        -               -              -             -               -               -
David Goldberg                        -               -              -             -             600(1)(4)         *
Marvin M. Lotz                        -               -              -             -               -               -
A. Timothy Scott                      -               -              -             -               -               -
All Directors and                 5,060 (1)(2)       0.3%         6,225 (1)(2)(3)  0.3%          600 (1)(4)        *
 Executive Officers as a
 Group (16 persons)

                               Shares of 9.50%                  Shares of 10%                   Shares of 9.75%
                               Cumulative Preferred             Cumulative Preferred            Cumulative Preferred
                               Stock, Series D                  Stock, Series E                 Stock, Series F
                               Beneficially Owned(1)            Beneficially Owned (1)          Beneficially Owned (1)
                               ---------------------            ----------------------          ----------------------
                               Number                           Number                          Number
                               of Shares     Percent            of Shares     Percent           of Shares     Percent
                               ---------     -------            ---------     -------           ---------     -------
B. Wayne Hughes                       -          -                     -         -                    -          -
Harvey Lenkin                         -          -                   893 (1)     *                    -          -
B. Wayne Hughes, Jr.                  -          -                     -         -                    -          -
Robert J. Abernethy                   -          -                     -         -                    -          -
Dann V. Angeloff                      -          -                     -         -                    -          -
William C. Baker                      -          -                     -         -                    -          -
Thomas J. Barrack, Jr.                -          -                     -         -                    -          -
Uri P. Harkham                        -          -                     -         -                    -          -
David Goldberg                        -          -                     -         -                    -          -
Marvin M. Lotz                        -          -                     -         -                    -          -
A. Timothy Scott                      -          -                     -         -                    -          -
All Directors and                 6,800 (1)(2)   0.6%             13,993 (1)(2)  0.6%             8,600 (1)(2)   0.4%
 Executive Officers as a
 Group (16 persons)

                              Depositary Shares,              Depositary Shares,
                              Each Representing 1/1,000       Each Representing 1/1,000
                              of a Share of 8-7/8%            of a Share of 8.45%
                              Cumulative Preferred            Cumulative Preferred
                              Stock, Series G                 Stock, Series H                  Class B Common Stock
                              Beneficially Owned (1)          Beneficially Owned(1)            Beneficially Owned(1)
                              -------------------------       -------------------------        ---------------------
                              Number                          Number                           Number
                              of Shares        Percent        of Shares        Percent         of Shares     Percent
                              ---------        -------        ---------        -------         ---------     -------
B. Wayne Hughes                    -               -                -              -                   -          -
Harvey Lenkin                      -               -                -              -                   -          -
B. Wayne Hughes, Jr.               -               -                -              -            3,204,758 (1)   45.8%
Robert J. Abernethy                -               -                -              -                   -          -
Dann V. Angeloff                   -               -                -              -                   -          -
William C. Baker                   -               -                -              -                   -          -
Thomas J. Barrack, Jr.             -               -                -              -                   -          -
Uri P. Harkham                     -               -                -              -                   -          -
David Goldberg                     -               -                -              -                   -          -
Marvin M. Lotz                     -               -                -              -                   -          -
A. Timothy Scott                   -               -                -              -                   -          -
All Directors and               8,600 (1)(2)       0.1%          8,000 (1)(2)      0.1%         3,204,758 (1)   45.8%
 Executive Officers as a
 Group (16 persons)

_________________

*   Less than 0.1%

(1) Shares of 10% Cumulative Preferred Stock, Series A, 9.20% Cumulative Preferred Stock, Series B, Adjustable Rate Cumulative Preferred Stock, Series C, 9.50% Cumulative Preferred Stock, Series D, 10% Cumulative Preferred Stock, Series E, 9.75% Cumulative Preferred Stock, Series F, Depositary Shares, each representing 1/1,000 of a Share of 8-7/8% Cumulative Preferred Stock, Series G, Depositary Shares, each representing 1/1,000 of Share of 8.45% Cumulative Preferred Stock, Series H, or Class B Common Stock, as applicable, beneficially owned as of September 30, 1998. Except as otherwise indicated and subject to applicable community property and similar statutes, the persons listed as beneficial owners of the shares have sole voting and investment power with respect to such shares.

(2) Includes shares held of record or beneficially by members of the immediate family of executive officers of PSI and shares held by custodians of IRAs for the benefit of executive officers of PSI.

(3) Shares held by Mr. Hughes, Jr. and Tamara Hughes Gustavson - Separate Property.

(4) Includes 500 shares held by a custodian of an IRA for Mr. Goldberg and 100 shares held by David Goldberg Profit Sharing Plan.

     As of September 30, 1998, the directors and executive officers of PSI did not own any shares of PSI's Depositary Shares, each representing 1/1,000 of a Share of 8-5/8% Cumulative Preferred Stock, Series I, Depositary Shares, each representing 1/1,000 of a Share of 8% Cumulative Preferred Stock, Series J or Equity Stock, Series A.

                          CERTAIN RELATED TRANSACTIONS

     The following are the principal relationships between PSI and the
Partnership:

     GENERAL PARTNERS' INTEREST. PSI and Hughes are general partners of the Partnership. PSI receives incentive distributions equal to 10% of the Partnership's cash flow and has a subordinated interest in proceeds from sales or financings of the Properties (15% of such proceeds so long as limited partners have received sale or financing distributions equal to their capital contributions plus any deficiency in a simple 8% annual return). In 1995, 1996, 1997 and the first six months of 1998, the general partners received from the Partnership $220,000, $160,000, $160,000 and $82,000, respectively, in respect of their incentive distributions. The general partners also have a 1% interest in the Partnership in respect of their capital contributions and participate in Partnership distributions in proportion to their interest in the Partnership.

     PROPERTY MANAGEMENT. The mini-warehouse Properties are managed by PSI pursuant to management agreements under which the property managers receive 6% of gross revenues from operations of the mini-warehouse space. In 1995, 1996, 1997 and the first six months of 1998, the property managers received $136,000, $143,000, $156,000 and $80,000, respectively, from the Partnership.

     LIMITED PARTNER INTERESTS. Of the 52,751 outstanding Partnership units, 28,797 units (approximately 55%) are beneficially owned by PSI. PSI participates in Partnership distributions on the same terms as other holders of units in respect of units owned by PSI.

     PSBP. The Partnership owns a 0.6% interest in PSBP. PSI has a significant interest in PSBP through a significant ownership interest.

                     DESCRIPTION OF PARTNERSHIP PROPERTIES

     The Partnership owns the five Properties. All of the Properties are mini-warehouses. Mini-warehouses are designed to offer accessible storage space for personal and business use at a relatively low cost. A user rents a fully enclosed space which is for the user's exclusive use and to which only the user has access on an unrestricted basis during business hours. On-site operation is the responsibility of resident managers who are supervised by area managers. Some mini-warehouses also include rentable uncovered parking areas for vehicle storage. Leases for mini-warehouse space may be on a long-term or short-term basis, although typically spaces are rented on a month-to-month basis. Rental rates vary according to the location of the property and the size of the storage space which ranges generally from 25 to 400 square feet.

     Users of space in mini-warehouses include both individuals and large and small businesses. Individuals usually employ this space for storage of, among other things, furniture, household appliances, personal belongings, motor vehicles, boats, campers, motorcycles and other household goods. Businesses normally employ this space for storage of excess inventory, business records, seasonal goods, equipment and fixtures.

     The following table sets forth information as of December 31, 1997 about the Properties.

                                               Net Rentable
Location                                        Square Feet           Number of Spaces     Date of Acquisition
----------------------                      -------------------       -------------------  -------------------
CALIFORNIA
Anaheim                                           66,600                       621                 02-25-88
 Lakeview Ave.

FLORIDA
Plantation                                        51,400                       510                 10-16-87
 South State Road 7

ILLINOIS
Oakbrook Terrace                                  64,700                       740                 07-15-87
 Roosevelt Road

MARYLAND
Rockville                                         56,300                       641                 10-01-87
 Frederick Road

TEXAS
San Antonio                                       52,200                       368                 08-20-87
 Austin Hwy.

     As of the date of this statement, each of the Properties is generating sufficient revenues to cover its operating expenses. None of the Properties is subject to any material mortgage, lien, or any encumbrance other than liens for taxes and assessments not yet due or payable, utility easements or other immaterial liens or encumbrances. Each of the Properties will continue to be used for its current purpose. At present, the Partnership has no plans for any material renovation or improvement of its properties. However, the Partnership budgets for regular maintenance, repair and upgrade to its properties. The Partnership believes each of its properties is adequately covered by insurance.

     Competition exists in all of the market areas in which the Properties are located, and the barriers to entry are relatively low for competitors with the necessary capital. However, the Partnership believes that the current overall demand for mini-warehouse space is strong, and as reflected in the table below the overall performance of the Properties has generally improved. The Properties are, and will continue after the merger to be, operated as part of the "Public Storage" system by PSI, the largest operator of mini-warehouses in the United States.

     Set forth below is a schedule showing the overall occupancy rate and realized rent for the Properties for the periods indicated:

                                        Years ended December 31,      Six months ended June 30,
                                       ---------------------------   ---------------------------
                                        1995      1996      1997         1997           1998
                                        ----      ----      ----         ----           ----
Weighted average occupancy level          89%       91%       93%          92%            93%
Annual realized rent per occupied
  square foot (1)                      $8.76     $9.12     $9.60        $9.48         $10.08

---------------
(2) Realized rent per occupied square foot represents the actual revenue earned per occupied square foot. Management believes this is a more relevant measure than the posted rental rates, since posted rates can be discounted through the use of promotions. Includes administrative and late fees.

                        DESCRIPTION OF PSI'S PROPERTIES

     At December 31, 1997, PSI had equity interests (through direct ownership, as well as general and limited partnership interests and stock ownership interests) in 1,136 facilities (533 of which were wholly-owned) located in 38 states. These facilities consist of 1,073 mini-warehouses and 63 business parks. None of PSI's current investments involves 10% or more of PSI's total assets or gross revenues.

     For a general description of mini-warehouses, see "Description of Partnership Properties."

     The following table reflects the geographic diversification of PSI's mini-warehouses ("Mini") and business parks ("BP"):

                                                     At December 31, 1997
                                      --------------------------------------------------
                                                                Net Rentable Square Feet
                                       Number of Facilities          (in thousands)
                                      -----------------------   ------------------------
                                         Mini(1)         BP       Mini(1)            BP
                                      -------------   -------   ---------          -----
        California:
         Northern                            129          8      7,172               891
         Southern                            149         23      9,443             3,083
        Texas                                122          8      8,029               843
        Florida                               98          -      5,705                 -
        Illinois                              65          -      4,074                 -
        Colorado                              37          -      2,329                 -
        Washington                            36          1      2,226                28
        Georgia                               36          -      1,957                 -
        Virginia                              33          8      2,040               712
        New Jersey                            35          -      2,018                 -
        Maryland                              32          3      1,802               419
        New York                              29          -      1,692                 -
        Ohio                                  27          -      1,650                 -
        Oregon                                25          2      1,171               102
        Nevada                                22          -      1,409                 -
        Pennsylvania                          18          -      1,224                 -
        Missouri                              18          -        954                 -
        Other states (22 states)             162         10      9,129               800
                                           -----         --     ------             -----
         Totals                            1,073         63     64,024             6,878
                                           =====         ==     ======             =====

-----------

(1)  Includes properties that combine mini-warehouse and business park space.

     As of the date of this statement, each of PSI's properties is generating sufficient revenues to cover its operating expenses. Only 29 of PSI's properties are subject to any material mortgage, lien, or any encumbrance other than liens for taxes and assessments not yet due or payable, utility easements or other immaterial liens or encumbrances. These 29 properties are encumbered by mortgages in the aggregate amount of $43,308,000, bearing interest at rates ranging from 7.07% to 11.0% per year and maturing between July 1998 and September 2020. Each of PSI's properties will continue to be used for its current purpose. At present, PSI has no plans for any material renovation or improvement of its properties except as noted in the property table above. However, PSI budgets for regular maintenance, repair and upgrade to its properties. PSI believes each of its properties is adequately covered by insurance.

     Competition exists in substantially all of the market areas in which PSI's mini-warehouses and commercial properties are located, and the barriers to entry are relatively low for competitors with the necessary capital. However, PSI believes that the current overall demand for mini-warehouse and commercial space is strong, and as reflected in the table below the overall performance of PSI's mini-warehouses and commercial properties has generally improved. More than 10% of PSI's net rentable square feet of space are located in each of the Southern California, Northern California and Texas market areas. The economy of each of those markets has been strengthening. PSI's mini-warehouses are operated as part of the "Public Storage" system. PSI is the largest operator of mini-warehouses in the United States.

     Set forth below is a schedule showing the overall occupancy rate and realized rent for the 985 mini-warehouses in which PSI had an interest, direct or indirect, in each of 1995, 1996 and 1997.

                                           Years ended December 31,      Six months ended June 30,
                                          ---------------------------   ---------------------------
                                           1995      1996      1997         1997           1998
                                           ----      ----      ----         ----           ----
Weighted average occupancy level (1)       89.9%     91.0%     91.7%        90.7%          92.1%
Annual realized rent per occupied
  square foot (1)(2)                      $8.37     $8.70     $9.20        $9.00          $9.56

---------------
(1) Properties owned throughout the periods.

(2) Realized rent per occupied square foot represents the actual revenue earned per occupied square foot. PSI believes this is a more relevant measure than the posted rental rates, since posted rates can be discounted through the use of promotions. Includes administrative and late fees.

               DISTRIBUTIONS AND PRICE RANGE OF PSI COMMON STOCK

     The PSI common stock has been listed on the NYSE since October 19, 1984. The following table sets forth the distributions paid per share on the PSI common stock in the periods indicated below and the reported high and low sales prices on the NYSE composite tape for the applicable periods.

                                                    DISTRIBUTIONS
  CALENDAR PERIODS              HIGH       LOW          PAID  (1)
  ----------------              -----      ---      -------------
1996:
  First quarter                $21 7/8  $  18 7/8       $.22
  Second quarter                21 1/2     19 3/8        .22
  Third quarter                 22 5/8     19 7/8        .22
  Fourth quarter                31 3/8     22 1/4        .22

1997:
  First quarter                 30 7/8     26 1/2        .22
  Second quarter                29 1/4     25 7/8        .22
  Third quarter                 30 7/8     27            .22
  Fourth quarter                30 5/8     26 1/8        .22

1998:
  First quarter                 33 5/8     28 11/16      .22
  Second quarter                32 3/4     26 5/16       .22
  Third quarter                 29 1/4     22 5/8        .22
  Fourth quarter (through
       October __, 1998)                               --

_______________

(1) For GAAP purposes, all distributions were from investment income.

     As of June 30, 1998, there were approximately 23,264 record holders of PSI common stock. On October __, 1998, the last full trading day prior to the date of this statement, the closing price of the PSI common stock was $_______.

     Holders of PSI common stock are entitled to receive distributions when, as and if declared by the board of directors out of any funds legally available for that purpose. PSI, as a REIT, is required to distribute annually at least 95% of its "REIT taxable income," which, as defined by the relevant tax statutes and regulations, is generally equivalent to net taxable ordinary income. Under certain circumstances, PSI can rectify a failure to meet this distribution requirement by paying dividends after the close of a particular taxable year. See "Federal Income Tax Considerations - General Tax Treatment of PSI."

     PSI's revolving credit facility with a commercial bank restricts PSI's ability to pay distributions in excess of "Funds from Operations" for the prior four fiscal quarters less scheduled principal payments and less capital expenditures. Funds from Operations is defined in the loan agreement generally as net income before gain on sale of real estate, extraordinary loss on early retirement of debt and deductions for depreciation, amortization and non-cash charges. Also, unless full dividends on PSI's preferred stock have been paid for all past dividend periods, no dividends may be paid on PSI common stock, except in certain instances.

              DISTRIBUTIONS AND MARKET PRICES OF PARTNERSHIP UNITS

     PARTNERSHIP DISTRIBUTIONS. The following table sets forth the distributions paid per Partnership unit (original purchase price $500) in the periods indicated below:

                                                    DISTRIBUTION
                                                    ------------
1996:
  First Quarter                                         $6.76
  Second Quarter                                         6.76
  Third Quarter                                          6.76
  Fourth Quarter                                         6.76

1997:
  First Quarter                                          6.76
  Second Quarter                                         6.76
  Third Quarter                                          6.76
  Fourth Quarter                                         6.76

1998:
  First Quarter                                          6.76
  Second Quarter                                         6.76
  Third Quarter                                          6.76

     HOLDERS OF PARTNERSHIP UNITS. As of June 30, 1998, there were approximately 1,232 record holders of Partnership units.

     SALES OF PARTNERSHIP UNITS. The Partnership units are not listed on any national securities exchange or quoted in the over the counter market, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partners monitor transfers of the units (i) because the admission of the transferee as a substitute limited partner requires the consent of the general partners under the partnership agreement, (ii) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes and (iii) because PSI has purchased units. However, the general partners do not have information regarding the prices at which all secondary sales transactions in the units have been effectuated. Various organizations offer to purchase and sell limited partnership interests (such as the units) in secondary sales transactions. Various publications such as The Stanger Report summarize and report information (on a monthly, bimonthly or less frequent basis) regarding secondary sales transactions in limited partnership interests (including the units), including the prices at which such secondary sales transactions are effectuated.

     The general partners estimate, based solely on the transfer records of the Partnership and the Partnership's transfer agent, that the number of Partnership units transferred in sales transactions (i.e., excluding transactions believed to be between related parties, family members or the same beneficial owner) was as follows:

                                 NUMBER OF TOTAL               PERCENTAGE OF                NUMBER OF
YEAR                          UNITS TRANSFERRED(1)           UNITS OUTSTANDING           TRANSACTIONS(1)
------------------------------------------------------------------------------------------------------------
1996                               7,217(2)(3)                   13.68%                     238(2)(3)
1997                                 248(4)                        .47%                      14(4)
1998 (through July 31)               393(5)                        .75%                      14(5)

(1) Transfers are recorded quarterly on the Partnership's records, as of the first day following each calendar quarter.

(2) In 1996, PSI purchased 420 Units in 11 transactions: 126 Units at $260.00 per Unit (April 1), 18 Units at $268.00 per Unit (April 1), 66 Units at $260.00 per Unit (July 1), 7 Units at $265.00 per Unit (July 1), 60 Units at $275.00 per Unit (July 1) and 143 Units at $320.00 per Unit (October 1).

(3) In 1996, PSI accepted for purchase 6,537 Units tendered in response to PSI's cash tender offer at $320 per Unit.

(4) In 1997, PSI purchased 172 Units in 10 transactions: 19 Units at $275.00 per Unit (January 1), 24 Units at $320.00 per Unit (January 1), 59 Units at $320.00 per Unit (October 1), 20 Units at $310.00 per Unit (November 5) and 50 Units at $309.99 per Unit (November 7).

(5) On January 1, 1998, PSI purchased 136 Units in four transactions at $320.00 per Unit.

    On February 17, 1998, PSI purchased 20 Units in one transaction at $310.00 per Unit.

    On April 1, 1998, PSI purchased 163 Units in five transactions: 124 Units at $310.00 per Unit and 39 Units at $320.00 per Unit.

    On June 11, 1998, PSI purchased 10 Units in one transaction at $319.58 per Unit.

    On July 1, 1998, PSI purchased 111 Units in five transactions: 103 Units at $320.00 per Unit and 8 Units at $357.00 per Unit.

    On July 6, 1998, PSI purchased 10 Units in one transaction at $320.00 per Unit.

    On August 26, 1998, PSI purchased 24 Units in one transaction at $320.00 per Unit.

       All of the purchases of Partnership units described in notes (2), (4) and
(5) above were acquired directly from limited partners or through secondary firms of the type described below under "Information From The Stanger Report Regarding Sales Transactions."

       INFORMATION OBTAINED FROM DEAN WITTER REGARDING SALES TRANSACTIONS. Dean Witter Reynolds Inc. ("Dean Witter") was the dealer-manager for the Partnership's initial offering of Units. Set forth below is information obtained from Dean Witter on the high and low sale price per Unit for sale transactions during each quarter of 1996, 1997 and 1998 (through June 30):

                                         Per Unit Transaction Price (1)(2)
                                         ---------------------------------                      Number
                                                                                  Number        of Units
                                              High               Low            of Sales(2)     Sold(2)
                                              ----               ---           ------------     --------
1996
   First Quarter                               -                  -                   -             -
   Second Quarter                              -                  -                   -             -
   Third Quarter                               -                  -                   -             -
   Fourth Quarter                              -                  -                   -             -

1997
   First Quarter                               -                  -                   -             -
   Second Quarter                              -                  -                   -             -
   Third Quarter                               -                  -                   -             -
   Fourth Quarter                              -                  -                   -             -

1998
   First Quarter                               -                  -                   -             -
   Second Quarter                            $300.79           $300.79                1            14

_______________

(1) The original purchase price was $500 per Unit.

(2) This information was compiled by Dean Witter in the ordinary course based upon reports made of negotiated sales. The price information represents the prices reported to have been paid by the buyers to the sellers net of commissions.

     INFORMATION FROM THE STANGER REPORT REGARDING SALES TRANSACTIONS. The information set forth below is extracted from sections of the June 1996, September 1996, Fall 1996, Winter 1997, Spring 1997, Summer 1997, Fall 1997, Winter 1998, Spring 1998 and Summer 1998 issues of The Stanger Report captioned "Limited Partnership Secondary-Market Prices" and additional information provided to the General Partners by Robert A. Stanger & Co., Inc. ("Stanger"). Those publications (the "Stanger Publications") and the additional information provided by Stanger summarized secondary market prices for public limited partnerships based on actual transactions during the reporting periods listed on the tables below. The following secondary-market firms provided high and low price data to The Stanger Report for some or all of the reporting periods: A-1 Partnership Service Network - (800) 483-0776, (813) 588-0776; American Partnership Board - (800) 736-9797, (602) 368-6240; Bigelow Management, Inc. -
(800) 431-7811, (212) 697-5880; Chicago Partnership Board - (800) 272-6273,
(312) 332-4100; Cuyler & Associates - (800) 274-9991, (602) 596-0120; DCC
Securities Corp. - (800) 945-0440, (212) 370-1090; Empire Securities - (805)
723-5530; Equity Resources Group - (671) 876-4800; Fox & Henry, Inc. - (708)
325-4445; Frain Asset Management - (800) 654-6110; MacKenzie-Patterson Securities - (800) 854-8357, (510) 631-9100; National Partnership Exchange -
(800) 356-2739, (813) 636-9299; Nationwide Partnership Marketplace - (800) 969-
8996, (415) 382-3555; New York Partnership Exchange - (800) 444-7357, (813) 955-
8816; Northcoast Securities - (561) 496-5387; Pacific Partnership Group - (800) 727-7244, (602) 957-3050; Partnership Service Network - (800) 483-0776, (813)
588-0776; Raymond James & Associates - (800) 248-8863; and The Partnership Marketing Company -(707) 824-8600.

     The information regarding sale transactions in Partnership units from the Stanger Publications and Stanger is as follows:

                                          Per Unit Transaction Price(1)
                                          -----------------------------
     Reporting period                        High                 Low            No. of Units(2)
     ----------------                        ----                 ---            ---------------
     1996
     ----

     January 1 - March 31                   $268.00              $260.00                 195
     April 1 - June 30                       275.00               230.00                 100
     July 1 - September 30                   320.00               230.00                  31
     October 1 - December 31                 230.00               230.00                  36

     1997
     ----
     January 1 - March 31                    275.00               230.00                  59
     April 1 - June 30                       295.00               275.00                  16
     July 1 - September 30                        -                    -                   -
     October 1 - December 31                 310.00               292.00                  90

     1998
     ----
     January 1 - March 31                    292.00               292.00                  20
     April 1 - June 30                       310.00               310.00                  80

     _______________

     (1) The original purchase price was $500 per Unit. The General Partners do not know whether the transaction prices shown are before or after commissions.

     (2) The General Partners do not know the number of transactions.

     The information from The Stanger Report contained above is provided without verification by the General Partners and is subject to the following qualifications in The Stanger Report: "Limited partnerships are designed as illiquid, long-term investments. Secondary-market prices generally do not reflect the current value of partnership assets, nor are they indicative of total return since prior cash distribution and tax benefits received by the original investor are not reflected in the price. Transaction prices are not verified by Robert A. Stanger & Co."

                        DESCRIPTION OF PSI CAPITAL STOCK

     PSI is authorized to issue 200,000,000 shares of PSI common stock, par value $.10 per share, 7,000,000 shares of PSI class B common stock, par value $.10 per share, 50,000,000 shares of preferred stock, par value $.01 per share and 200,000,000 shares of equity stock, par value $.01 per share. At September 30, 1998, PSI had outstanding 115,713,762 shares of PSI common stock (before redemptions of 33,000 shares of PSI common stock not reflected in the transfer agent's records as of September 30, 1998 and exclusive of shares issuable upon conversion of PSI's convertible capital stock and shares subject to options), 7,000,000 shares of Class B Common Stock, 11,129,650 shares of preferred stock and 225,000 shares of equity stock.

COMMON STOCK

     The following description of PSI common stock sets forth certain general terms and provisions of PSI common stock. The statements below describing PSI common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the PSI's articles of incorporation and bylaws.

     PSI shareholders will be entitled to receive dividends when, as and if declared by PSI's Board of Directors, out of funds legally available therefor. Payment and declaration of dividends on PSI common stock and purchases of shares thereof by PSI will be subject to certain restrictions if PSI fails to pay dividends on outstanding preferred stock. See "- Preferred Stock." Upon any liquidation, dissolution or winding up of PSI, holders of PSI common stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the debts and other liabilities of PSI and the preferential amounts owing with respect to any outstanding preferred stock. Holders of PSI common stock have no preemptive rights, which means they have no right to acquire any additional shares of PSI common stock that may be issued by PSI at a subsequent date.

     Each outstanding share of PSI common stock entitles the holder to one vote on all matters presented to PSI shareholders for a vote, with the exception that PSI shareholders have cumulative voting rights with respect to the election of the Board of Directors, in accordance with California law. Cumulative voting entitles each PSI shareholder to cast as many votes as there are directors to be elected multiplied by the number of shares registered in his or her name. A PSI shareholder may cumulate the votes for directors by casting all of the votes for one candidate or by distributing the votes among as many candidates as the PSI shareholder chooses. PSI shareholders have no preemptive or other rights to subscribe for or purchase additional shares of PSI common stock. All outstanding shares of PSI common stock are fully paid and nonassessable.

OWNERSHIP LIMITATIONS

     For PSI to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of capital stock may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. In order to maintain its qualification as a REIT, PSI's articles of incorporation and bylaws provide certain restrictions on the shares of capital stock that any PSI shareholder may own.

     PSI's articles of incorporation and bylaws provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than (A) 2.0% of the outstanding shares of all common stock of PSI, or (B) 9.9% of the outstanding shares of each class or series of shares of preferred stock or equity stock of PSI. The articles of incorporation and bylaws provide, however, that no person shall be deemed to exceed the ownership limit solely by reason of the beneficial ownership of shares of any class of stock to the extent that such shares of stock were beneficially owned by such person (including the Hughes family) at the time of the PSMI Merger. This ownership limitation was established in order to assist in preserving PSI's REIT status in view of the Hughes family's substantial ownership interest in PSI. See "Federal Income Tax Considerations - General Tax Treatment of PSI."

     PSI's Board of Directors, in its sole and absolute discretion, may grant an exception to the ownership limits to any person so requesting, so long as (A) the Board of Directors has determined that, after giving effect to (x) an acquisition by such person of beneficial ownership (within the meaning of the Code) of the maximum amount of capital stock of PSI permitted as a result of the exception to be granted and (y) assuming that the four other persons who would be treated as "individuals" for the purposes of Section 542(a)(2) of the Code and who would beneficially own the largest amounts of stock of PSI (determined by value) beneficially own the maximum amount of capital stock of PSI permitted under the ownership limits (or any waivers of the ownership limits granted with respect to such persons), PSI would not be "closely held" within the meaning of Section 856(h) of the Code and would not otherwise fail to qualify as a REIT, and (B) such person provides to PSI's Board of Directors such representations and undertakings as the Board of Directors may require. Notwithstanding any of the foregoing ownership limits, no holder may own or acquire, either directly, indirectly or constructively under the applicable attribution rules of the Code, any shares of any class of PSI's capital stock if such ownership or acquisition (i) would cause more than 50% in value of PSI's outstanding capital stock to be owned, either directly or constructively, under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds), (ii) would result in PSI's stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution), or (iii) would otherwise result in PSI's failing to qualify as a REIT.

     PSI's articles of incorporation and bylaws provide that, if any holder of PSI's capital stock purports to transfer shares to a person or there is a change in the capital structure of PSI and either the transfer or the change in capital structure would result in PSI failing to qualify as a REIT, or such transfer or the change in capital structure would cause the transferee to hold shares in excess of the applicable ownership limit, then the stock being transferred (or in the case of an event other than a transfer, the stock beneficially owned) which would cause one or more of the restrictions on ownership or transfer to be violated shall be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of such shares shall have no right to receive dividends or other distributions with respect to such shares and shall have no right to vote such shares. Any dividends or other distributions paid to such purported transferee prior to the discovery by PSI that the shares have been transferred to a trust shall be paid to the trustee of the trust for the benefit of the charitable beneficiary upon demand. The trustee of the trust will have all rights to dividends with respect to shares of stock held in trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividends or distributions paid over to the trustee will be held in trust for the charitable beneficiary. The trustee shall designate a transferee of such stock so long as such shares of stock would not violate the restrictions on ownership or transfer in the PSI articles of incorporation or bylaws in the hands of such designated transferee. Upon the sale of such shares, the purported transferee shall receive the lesser of (A)(i) the price per share such purported transferee paid for the stock in the purported transfer that resulted in the transfer of the shares to the trust, or
(ii) if the transfer or other event that resulted in the transfer of the shares of the trust was not a transaction in which the purported transferee gave full value for such shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust and (B) the price per share received by the trustee from the sale or other disposition of the shares held in the trust.

CLASS B COMMON STOCK

     The PSI class B common stock (i) does not participate in distributions until the later to occur of Funds from Operations ("FFO") per Common Share (as defined below by PSI) aggregating $1.80 during any period of four consecutive calendar quarters, or January 1, 2000; thereafter, the PSI class B common stock will participate in distributions (other than liquidating distributions), at the rate of 97% of the per share distributions on the PSI common stock, provided that cumulative distributions of at least $.22 per quarter per share have been paid on the PSI common stock, (ii) does not participate in liquidating distributions, (iii) is not entitled to vote (except as expressly required by California law) and (iv) will automatically convert into PSI common stock, on a share for share basis, upon the later to occur of FFO per Common Share aggregating $3.00 during any period of four consecutive calendar quarters or January 1, 2003.

     For these purposes:

     (1) FFO means net income (loss) (computed in accordance with GAAP) before
(i) gain (loss) on early extinguishment of debt, (ii) minority interest in income and (iii) gain (loss) on disposition of real estate, adjusted as follows:
(i) plus depreciation and amortization (including PSI's pro-rata share of depreciation and amortization of unconsolidated equity interests and amortization of assets acquired in the PSMI Merger, including property management agreements and goodwill), and (ii) less FFO attributable to minority interest. FFO is a supplemental performance measure for equity REITs as defined by the National Association of Real Estate Investment Trusts,

Inc. ("NAREIT"). The NAREIT definition does not specifically address the treatment of minority interest in the determination of FFO or the treatment of the amortization of property management agreements and goodwill. In the case of PSI, FFO represents amounts attributable to its shareholders after deducting amounts attributable to the minority interests and before deductions for the amortization of property management agreements and goodwill. FFO does not take into consideration scheduled principal payments on debt, capital improvements, distributions and other obligations of PSI. Accordingly, FFO is not a substitute for PSI's cash flow or net income as a measure of its liquidity or operating performance or ability to pay distributions.

     (2) FFO per Common Share means FFO less preferred stock dividends (other than dividends on convertible preferred stock) divided by the outstanding weighted average shares of PSI common stock assuming conversion of all outstanding convertible securities and the PSI class B common stock.

PREFERRED STOCK

     PSI is authorized to issue 50,000,000 shares of preferred stock, $.01 par value per share. PSI's articles of incorporation provide that the preferred stock may be issued from time to time in one or more series and give the Board of Directors broad authority to fix the dividend and distribution rights, conversion and voting rights, if any, redemption provisions and liquidation preferences of each series of preferred stock.

     At September 30, 1998, PSI had 10 series of senior preferred stock outstanding. In all respects, each of the series of senior preferred stock ranks on a parity with each other. Each of the series of senior preferred stock
(i) has a stated value of $25.00 per share, (ii) in preference to the holders of shares of the common stock and any other capital stock ranking junior to the senior preferred stock as to payment of dividends, provides for cumulative quarterly dividends calculated as a percentage of the stated value (ranging from 8% to 10% per year in the case of the nine series of fixed rate senior preferred stock and a rate adjustable quarterly ranging from 6.75% to 10.75% per year in the case of a series of adjustable rate senior preferred stock) and (iii) is subject to redemption, in whole or in part, at the option of PSI at a cash redemption price of $25.00 per share, plus accrued and unpaid dividends (on and after June 30, 1999 in the case of the adjustable rate senior preferred stock and on or after various dates between December 31, 2000 and April 30, 2005 in the case of the series of fixed rate senior preferred stock).

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of PSI, the holders of each of the series of senior preferred stock will be entitled to receive out of PSI's assets available for distribution to stockholders, before any distribution of assets is made to holders of PSI common stock or any other shares of capital stock ranking as to such distributions junior to the senior preferred stock, liquidating distributions in the amount or equivalent amount of $25.00 per share, plus all accrued and unpaid dividends.

     Except as expressly required by law and in certain other limited circumstances, the holders of the senior preferred stock are not entitled to vote. The consent of holders of at least 66 2/3% of the outstanding shares of the senior preferred stock (and any other series of preferred stock ranking on a parity therewith), voting as a single class, is required to authorize another class of shares senior to such preferred stock.

EQUITY STOCK

     PSI is authorized to issue 200,000,000 shares of equity stock, $.01 par value per share. At September 30, 1998, PSI had 225,000 outstanding shares of equity stock which rank on a parity with the PSI common stock. PSI's articles of incorporation provide that the equity stock may be issued from time to time in one or more series and give the Board of Directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of equity stock. Holders of equity stock have no preemptive rights. The shares of equity stock will be, when issued, fully paid and nonassessable.

EFFECTS OF ISSUANCE OF CAPITAL STOCK

     The issuance of PSI common stock and the issuance of preferred stock or equity stock with special voting rights could be used to deter attempts by a single shareholder or group of shareholders to obtain control of PSI in transactions not approved by PSI's Board of Directors. PSI has no intention to issue PSI common stock or the preferred stock or equity stock for such purposes.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes the material federal income tax considerations that are generally applicable to the public limited partners as a result of the merger and as a result of the subsequent ownership and disposition of shares of PSI common stock for limited partners that do not make a cash election. This discussion is not exhaustive of all possible tax considerations and does not give a detailed description of any state, local, or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a limited partner in light of his or her particular circumstances or to certain types of limited partners who are subject to special treatment under federal income tax laws (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States).

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), including the provisions of the IRS Restructuring and Reform Act (the "1998 Reform Act"), the Taxpayer Relief Act of 1997 (the "1997 Act"), applicable Treasury Regulations, judicial decisions, and Internal Revenue Service ("IRS") rulings, certain factual assumptions related to the ownership and operation of PSI and the Partnership and certain representations made by PSI and the Partnership. There can be no assurance that the legal authorities on which this discussion is based will not change, perhaps retroactively, that the factual assumptions underlying this discussion will be accurate, or that there will not be a change in the circumstances of PSI or the Partnership that would affect this discussion. Neither the Partnership nor PSI plans to obtain any rulings from the IRS concerning tax issues with respect to the merger or the continued qualification of PSI as a REIT. Thus, no assurance can be provided that the statements set forth in this discussion (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained if so challenged.

     BECAUSE THIS DISCUSSION DOES NOT DEAL WITH ALL ASPECTS OF FEDERAL TAXATION, AND THE TAX CONSEQUENCES WILL NOT BE THE SAME FOR ALL PUBLIC LIMITED PARTNERS, PUBLIC LIMITED PARTNERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATIONS, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS.

OPINION OF COUNSEL

     A. Timothy Scott, tax counsel and senior vice president of PSI, has reviewed the following discussion and is of the opinion that this discussion fairly summarizes the material federal income tax considerations to the public limited partners as a result of the merger and as a result of the subsequent ownership of PSI common stock for limited partners that do not make a cash election, and that PSI is organized and operated so as to meet the requirements for qualification as a REIT. As is noted below, PSI's qualification and taxation as a REIT depends upon both PSI's satisfaction in the past, and PSI's ability to meet on a continuing basis in the future, through actual annual operating and other results, the various requirements under the Code with regard to, among other things, the sources of its gross income, the lack of "C" corporation earnings and profits, the composition of its assets, the levels of distributions to shareholders, and the diversity of its stock ownership. Tax counsel has relied upon representations of management with respect to these matters and has not reviewed or audited, and will not review or audit, compliance with these requirements and does not express an opinion about those representations. Accordingly, no assurance can be given that the actual results of PSI's operations, the sources of its income, the lack of "C" corporation earnings and profits, the nature of its assets, the level of its distributions to shareholders and the diversity of its share ownership for any given taxable year have satisfied or will satisfy the requirements under the Code for qualification and taxation as a REIT. The opinion is not binding upon the IRS or the courts, and there can be no assurance that the IRS would not seek to assert a contrary position. Also, there cannot be any assurance that future legislative, judicial or administrative changes (which could be retroactive in effect) will not adversely affect the conclusions reached in the opinion or the discussion set forth below. Finally, the opinion is expressly limited to the specific conclusions described in the first sentence of this section and does not purport to address any other federal, state, local or foreign tax consequences that may result from the merger or any other transaction.

THE MERGER

     The merger will be treated for federal income tax purposes as a taxable sale of the Partnership Units held by public limited partners, both for limited partners electing to receive cash and for those electing to receive PSI common stock. Taxable public limited partners will be taxed on the difference between the adjusted basis of their units and the amount of cash received or the fair market value of the PSI common stock received. PSI estimates that taxable public limited partners who acquired their units in the original offering will recognize a capital gain of approximately $43 per unit as a result of the merger (assuming that the merger is effective at the end of the third quarter of 1998 and based on PSI's estimate of the Partnership's results of operations during the first three quarters of 1998). The particular tax consequences of the merger for a public limited partner will depend upon a number of factors related to his or her tax situation, including the tax basis of the limited partner's units and the tax impact could be quite different for public limited partners who acquired their units after the original offering.

     To the extent that a taxable public limited partner recognizes a capital loss as a result of the merger, the loss generally can be applied to offset capital gain from other sources. Individuals may use capital losses in excess of capital gains to offset up to $3,000 of ordinary income in any single year ($1,500 for a married individual filing a separate return). Any capital losses that are not used currently can be carried forward for use in subsequent years. A corporation's capital losses in excess of current capital gains generally may be carried back three years, with any remaining unused portion available to be carried forward for five years.

     The merger is not expected to be a taxable event for PSI, which will retain its existing interests in the Partnership and will be treated as having purchased the interests of the public limited partners.

GENERAL TAX TREATMENT OF PSI

     If certain detailed conditions imposed by the Code and the related Treasury Regulations are met, an entity, such as PSI, that invests principally in real estate and that otherwise would be taxed as a corporation may elect to be treated as a REIT. The most important consequence to PSI of being treated as a REIT for federal income tax purposes is that this enables PSI to deduct dividend distributions to its shareholders, thus effectively eliminating the "double taxation" (at the corporate and shareholder levels) that typically results when a corporation earns income and distributes that income to shareholders in the form of dividends.

     PSI elected to be taxed as a REIT beginning with its fiscal year ending December 31, 1981. That election continues in effect until it is revoked or terminated. PSI believes that it has qualified since its election, and currently qualifies, as a REIT, and PSI expects to continue to be taxed as a REIT for federal income tax purposes. While PSI intends to operate so that it will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the circumstances of PSI, no assurance can be given that PSI will so qualify for any particular year.

     Technical Requirements for Taxation as a REIT. The following is a very brief overview of certain of the technical requirements that PSI must meet on an ongoing basis in order to continue to qualify as a REIT. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations, and administrative and judicial interpretations of those provisions.

     The Code defines a REIT as a corporation, trust or association: (1) that is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares of stock, or by transferable certificates of beneficial interest, (3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons,
(6) that during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities and applying certain ownership attribution rules)(the "5/50 Test"), and (7) that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

     PSI's articles of incorporation and bylaws contain restrictions regarding the transfer of its capital stock that are intended to assist PSI in continuing to satisfy the stock ownership requirements described in conditions (5) and (6). See "Description of PSI Capital Stock - Ownership Limitations." The ownership restrictions in PSI's articles of incorporation and bylaws generally prohibit the actual or constructive ownership of more than 2% of the outstanding shares of common stock (excluding the interest held by the Hughes family) or more than 9.9% of the outstanding shares of each class or series of shares of preferred stock or equity stock, unless an exception is established by the Board of Directors. The restrictions provide that if, at any time, for any reason, those ownership limitations are violated or more than 50% in value of PSI's outstanding stock otherwise would be considered owned by five or fewer individuals, then a number of shares of stock necessary to cure the violation will automatically and irrevocably be transferred from the person causing the violation to a designated charitable beneficiary.

     The ownership restrictions are modeled after certain arrangements that the IRS has ruled in private letter rulings will preclude a REIT from being considered to violate the REIT ownership tests so long as the arrangements are enforceable as a matter of state law and the REIT seeks to enforce them as and when necessary. There can be no assurance, however, that the IRS might not seek to take a different position with respect to PSI (a private letter ruling is legally binding only with respect to the taxpayer to whom it was issued and PSI has not obtained and will not seek a private ruling on this issue) or contend that PSI failed to enforce these arrangements.

     Pursuant to the 1997 Act, for PSI's taxable years commencing on or after January 1, 1998, if PSI complies with regulatory rules pursuant to which it is required to send annual letters to holders of its capital stock requesting information regarding the actual ownership of the capital stock, and PSI does not know, or exercising reasonable diligence would not have known, whether it failed to meet the 5/50 Test (requirement (6) above), PSI will be treated as having met the 5/50 Test. PSI believes that it has issued and outstanding sufficient shares with sufficient diversity of ownership to allow it to satisfy the REIT ownership requirements, and PSI intends to comply with the regulatory rules to be issued pursuant to the 1997 Act. See "- Consequences of the PSMI Merger on PSI's Qualification as a REIT - Violation of Ownership Requirements."

     A REIT is not allowed to have accumulated earnings and profits attributable to non-REIT years. A REIT has until the close of its first taxable year in which it has non-REIT earnings and profits to distribute any such accumulated earnings and profits. In a corporate reorganization qualifying as a tax free statutory merger (such as the PSMI Merger), the acquired corporation's current and accumulated earnings and profits are carried over to the surviving corporation. Under Treasury Regulations, any non-REIT earnings and profits treated as having been acquired by a REIT through such a merger will be treated as accumulated earnings and profits of a REIT attributable to non-REIT years. See
"- Consequences of the PSMI Merger on PSI's Qualification as a REIT - Elimination of Any Accumulated Earnings and Profits Attributable to Non-REIT Years ."

     Income Tests. In order to maintain qualification as a REIT, PSI must satisfy certain gross income requirements, which are applied on an annual basis. First, at least 75% of PSI's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of PSI's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. For taxable years ending on or before December 31, 1997, REITs were subject to a third gross income test providing that short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must have represented less than 30% of the REIT's gross income (including gross income from prohibited transactions). Pursuant to the 1997 Act, PSI will not have to meet this 30% gross income test in 1998 and subsequent years.

     Rents received by PSI will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts of sales. PSI anticipates that none of its gross annual income will be attributable to rents that are based in whole or in part on the income of any person (excluding rents based on a percentage of receipts or sales, which, as described above, are permitted). Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" if PSI, or an owner of 10% or more of PSI, directly or constructively owns 10% or more of such tenant. PSI does not anticipate that it will receive material amounts of income from such related party tenants. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." PSI does not anticipate deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents. Finally, for rents received to qualify as "rents from real property," PSI generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" which is adequately compensated and from whom PSI derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by PSI are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" ("Permissible Services"). Any services with respect to certain properties that PSI believes may not be provided by PSI directly without jeopardizing the qualification of rent as "rents from real property" will be performed by "independent contractors."

     Pursuant to the 1997 Act, for PSI's taxable years commencing on or after January 1, 1998, rents received generally will qualify as rents from real property even if PSI were to provide services that are not Permissible Services so long as the amount received for such "impermissible services" meets a de minimis standard. The amount received for impermissible services with respect to a property will be de minimis so long as such amount does not exceed one percent of all amounts received, directly or indirectly, by PSI with respect to such property. In computing any such amounts, the amount that PSI would be deemed to have received for performing impermissible services will be the greater of the actual amount so received or 150% of the direct cost to PSI of providing the impermissible services.

     See "- Consequences of the PSMI Merger on PSI's Qualification as a REIT - Nonqualifying Income," and "- Consequences of the PSMI Merger on PSI's Qualification as a REIT - Acquisition of Affiliated Partnership Interests" for a discussion of specific aspects of the PSMI Merger that may affect PSI's ability to satisfy the 95% gross income test. PSI owns substantially all of the economic interest in PSPUD (the portable self-storage business). The income from that business would be nonqualifying income to PSI and the business is conducted by a limited partnership between PSI and a subsidiary of the Lock/Box Company. The share of gross income of that business attributable to PSI's partnership interest, when combined with other nonqualifying income of PSI, must be less than 5% of PSI's total gross revenues. PSI anticipates that it will be able to continue to satisfy both the 95% and 75% gross income tests.

     If PSI fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it qualifies for the "good cause" exception. In order to qualify for the "good cause" exception, PSI would have to satisfy each of the following: (i) it reported the source and nature of each item of its gross income in its federal income tax return for such year; (ii) the inclusion of any incorrect information in its return is not due to fraud with intent to evade tax; and (iii) the failure to meet such test is due to a reasonable cause and not to willful neglect. PSI intends to operate so that, in the event it were to fail to meet the gross income tests, it would satisfy the "good cause" exception. It is not possible, however, to state whether in all circumstances PSI would be entitled to the benefit of this relief provision. Even if the relief provision were to apply, PSI would be subject to a 100% excise tax on the amount of the excess nonqualifying income multiplied by a fraction, the numerator of which would be PSI's taxable income (computed without its distribution deduction) and the denominator of which would be PSI's gross income from all sources. This excise tax would have the general effect of causing PSI to pay all net profits generated from this excess nonqualifying income to the IRS.

     Asset Tests. Generally, to maintain REIT qualification, 75% of the value of PSI's total assets must be represented by real estate, mortgages secured by real estate, cash, or government securities (including its allocable share of real estate assets held by any partnerships in which PSI owns an interest). Not more than 25% of PSI's total assets may be represented by securities other than those in the 75% asset class. Of the investments included in the 25% asset class, the value of any one issuer's securities owned by PSI may not exceed 5% of the value of PSI's total assets, and PSI may not own more than 10% of any one issuer's outstanding voting securities. The 5% test generally must be met for any quarter in which PSI acquires securities of an issuer. PSI believes that it satisfies these tests. In this regard, however, the value of PSI's interest in the Lock/Box Company (including the Lock/Box Company's interest in PSPUD) may not exceed 5% of the value of PSI's total assets and the 10% voting stock prohibition precludes PSI from controlling the operations of the Lock/Box Company (in which PSI owns 95% of the equity in the form of non-voting stock and the Hughes family owns 5% of the equity but 100% of the voting stock), the PSPUD subsidiary of the Lock/Box Company or PS Clearing Company, Inc. ("PSCC") (in which PSI owns a less than 10% voting interest) and may preclude PSI from exercising its rights of first refusal with respect to the corporations owning the Canadian operations and the reinsurance business.

     See "- Recent Administration Proposal" for a discussion of a proposal that, if enacted, would limit PSI's ability to derive economic benefits from the activities of the Lock/Box Company and PSPUD.

     For purposes of applying the income and asset tests mentioned above, a REIT is considered to own a proportionate share of the assets and to earn a proportionate share of the income of any partnership in which it holds a partnership interest. See "- Consequences of the PSMI Merger on PSI's Qualification as a REIT - Acquisition of Affiliated Partnership Interests in the PSMI Merger."

     Annual Distribution Requirements. In order to qualify as a REIT, PSI must distribute to its shareholders in each taxable year an amount at least equal to 95% of PSI's "REIT taxable income" (which is generally equivalent to net taxable ordinary income).

     In years prior to 1990, PSI made distributions in excess of its REIT taxable income. During 1990, PSI reduced its distributions to its shareholders. As a result, distributions paid by PSI in 1990 were less than 95% of PSI's REIT taxable income for 1990. PSI has satisfied the REIT distribution requirements for 1990 through 1997 by attributing distributions in 1991 through 1998 to the prior year's taxable income, and PSI expects to satisfy the distribution requirement for 1998 by attributing distributions in 1999 to its 1998 taxable income. PSI may be required, over each of the next several years, to make distributions after the close of a taxable year and to attribute those distributions to the prior year, but PSI shareholders will be treated for federal income tax purposes as having received such distributions in the taxable years in which they were actually made except for under certain circumstances as described below under the heading "Taxation of Taxable Domestic Holders of PSI Common Stock - Distributions by PSI." The extent to which PSI will be required to attribute distributions to the prior year will depend on PSI's operating results and the level of distributions as determined by PSI's Board of Directors.

     Reliance on subsequent year distributions could cause PSI to be subject to certain penalty taxes. If PSI should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such calendar year, (ii) 95% of its REIT capital gain net income for such calendar year, and
(iii) any undistributed taxable income from prior periods, PSI would be subject to a 4% excise tax on the excess of such required distribution over the sum of amounts actually distributed during the calendar year by the REIT and the amount, if any, on which the REIT paid income tax for such year.

     PSI intends to make timely distributions sufficient to satisfy its annual distribution requirements. It is expected that PSI's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, PSI anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that PSI, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements perhaps due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of PSI. In such circumstances, in order to meet the distribution requirements, PSI may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, PSI may be able to rectify a failure to meet the 95% distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in PSI's deduction for dividends paid for the earlier year. Thus, PSI may be able to avoid being taxed on amounts distributed as deficiency dividends; however, PSI will be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends. See "- Consequences of the PSMI Merger on PSI's Qualification as a REIT - Elimination of Any Accumulated Earnings and Profits Attributable to Non-REIT Years."

     Applicable Federal Income Tax. If PSI qualifies for taxation as a REIT, PSI generally will not be subject to federal corporate income taxes on net income that it distributes currently to shareholders. However, PSI will be subject to federal income tax in the following circumstances.

       (1) PSI will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

       (2) Under certain circumstances, PSI may be subject to the "alternative minimum tax" on its items of tax preference.

       (3) If PSI has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a lease or a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business or
  (ii) other nonqualifying income from foreclosure property, PSI will be subject to tax at the highest corporate rate on such income.

       (4) If PSI has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax.

       (5) If PSI should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed above), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which PSI fails the 75% or 95% gross income test.

       (6) If PSI should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, PSI would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

       (7) Under the "Built-in Gain Rules" of IRS Notice 88-19, 1988-1 C.B. 486, PSI generally will be subject to a corporate level tax if it disposes in a taxable transaction of any of the assets acquired from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in PSI's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation, if the disposition occurs at any time during the 10-year period beginning on the date of the acquisition (the "Restriction Period"). This tax would be imposed pursuant to anticipated Treasury Regulations that have not yet been promulgated at the highest regular corporate rate (currently 35%) in effect at the time of the disposition on any "Built-in Gain" which represents the excess of (i) the lesser of (a) the fair market value at the time of the acquisition of the assets disposed of and (b) the selling price of such assets over (ii) PSI's adjusted basis in such assets at the time of the acquisition by PSI.
  PSI made an election pursuant to IRS Notice 88-19 with respect to the PSMI Merger. Accordingly, PSI will be subject to a corporate level tax with respect to the assets acquired in the PSMI Merger only if it disposes of any Built-in Gain assets acquired in the PSMI Merger at any time during the applicable Restriction Period. PSI currently does not intend to dispose any material portion of the assets acquired in the PSMI Merger during the Restriction Period, but there can be no assurance that one or more such dispositions will not occur.

     Failure to Qualify as a REIT. For any taxable year that PSI fails to qualify as a REIT and relief provisions do not apply, PSI would be taxed at the regular corporate rates on all of its taxable income, whether or not it makes any distributions to its shareholders. Those taxes would reduce the amount of cash available to PSI for distributions to its shareholders or for reinvestment. As a result, failure of PSI to qualify as a REIT during any taxable year could have a material adverse effect upon PSI and its shareholders.

     Termination of REIT Election. PSI's election to be treated as a REIT will terminate automatically if PSI fails to meet the REIT qualification requirements described above. If a termination (or a voluntary revocation) occurs, unless certain relief provisions apply, PSI would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which PSI's election was terminated (or revoked). If PSI loses its REIT status, but later qualifies and elects to be taxed as a REIT again, PSI may face significant adverse tax consequences. Immediately prior to the effectiveness of the election to return to REIT status, PSI would be treated as if it disposed of all of its assets in a taxable transaction, triggering taxable gain with respect to PSI's appreciated assets. (PSI would, however, be permitted to elect under Notice 88-19 to have any gains taken into account only as and when they actually are recognized upon sales of the appreciated property occurring within the 10-year Restriction Period after return to REIT status.) PSI would not receive the benefit of a dividends paid deduction to reduce any such taxable gains. Thus, any such gains on appreciated assets would be subject to double taxation, at the corporate as well as the shareholder level.

CONSEQUENCES OF THE PSMI MERGER ON PSI'S QUALIFICATION AS A REIT

     In light of the unique federal income tax requirements applicable to REITs, PSI's continued qualification as a REIT could have been adversely affected by the PSMI Merger, as discussed in greater detail below.

     Nonqualifying Income. As described above, under the 95% gross income test, PSI must derive at least 95% of its total gross income from specified classes of income related to real property, dividends, interest or gains from the sale or other disposition of stock or other securities that do not constitute "dealer property." After the PSMI Merger, PSI assumed property management activities for entities in which PSI had an interest, as well as for other entities in which PSI did not have an interest. PSI receives management fees from these owners in exchange for the performance of the management activities, and the income generally is treated as income not qualifying under the 95% test ("Nonqualifying Income"). See "- Acquisition of Affiliated Partnership Interests," discussing the treatment of such income earned from partnerships in which PSI owns an interest.

     In order to reduce the amount of Nonqualifying Income that otherwise might have been recognized in 1996 (the year following the PSMI Merger), the owners of certain properties pre-paid to PSI in December 1995 approximately $4.5 million of management fees that PSI otherwise would have been expected to receive for 1996, discounted to compensate for early payment. At the time, PSI received an opinion of outside tax counsel that it was more likely than not that the IRS would respect the inclusion of the prepaid management fees in the gross income of PSI when they were received, although the opinion noted the existence of arguably contrary authorities. There can be no assurance that the IRS might not assert that such management fees should have been included in the gross income of PSI as the related management services were provided in 1996, rather than being included in the gross income when they were received in 1995. If the IRS were to challenge on this issue successfully, PSI's REIT status may have been terminated unless PSI satisfied the "good cause" exception to the income test. There can be no assurance, however, that if PSI failed to satisfy the 95% test, the IRS would necessarily agree that PSI had operated in a manner that qualifies for the "good cause" exception.

     In connection with the PSMI Merger, PSI and the various other owners of mini-warehouses and business parks for which PSI performs management activities (the "Owners") entered into an agreement (the "Administrative and Cost-Sharing Agreement") with PSCC pursuant to which PSCC provides the Owners and PSI certain administrative and cost-sharing services in connection with the operation of the properties and the performance of certain administrative functions. The services include the provision of corporate office space and certain equipment, personnel required for the operation and maintenance of the properties, and corporate or partnership administration. Each of the Owners and PSI pay PSCC directly for services rendered by PSCC in connection with the Administrative and Cost Sharing Agreement. That payment is separate from and in addition to the compensation paid to PSI under the management agreement for the management of the properties owned by the Owners. PSI received a private letter ruling from the IRS to the effect that the reimbursements and other payments made to PSCC by the Owners will not be treated as revenues of PSI for purposes of the 95% test.

     Violation of Ownership Requirements. For PSI to qualify as a REIT under the Code it must satisfy the 5/50 Test during the last half of each taxable year: no more than 50% in value of its outstanding stock may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities). Following the PSMI Merger, the value of the outstanding capital stock held by the Hughes family was estimated to be approximately 45% of the value of all outstanding PSI stock (the Hughes family's interest has subsequently come to represent less than 30% at October 1, 1998). In order to assist PSI in meeting these ownership restrictions, the PSI articles of incorporation and bylaws generally prohibit the actual or constructive ownership of more than 2.0% of the outstanding shares of all common stock of PSI or more than 9.9% of the outstanding shares of each class or series of shares of preferred stock of PSI, as was described above. (The PSI articles of incorporation and bylaws provide, however, that no person is deemed to exceed this ownership limitation solely by reason of the beneficial ownership of shares of any class of stock to the extent that such shares of stock were beneficially owned by such person at the time of the PSMI Merger.)

     However, even with these ownership limitations, a violation of the ownership restrictions was still possible if four individuals unrelated to the Hughes family were to own the maximum amount of capital stock permitted under the PSI articles of incorporation. Therefore, to further assist PSI in meeting the ownership restrictions, the Hughes family at the time of the PSMI Merger entered into an agreement with PSI for the benefit of PSI and certain designated charitable beneficiaries providing that if, at any time, for any reason, more than 50% in value of PSI's outstanding stock otherwise would be considered owned by five or fewer individuals, then a number of shares of PSI common stock owned by Wayne Hughes necessary to cure such violation would automatically and irrevocably be transferred to a designated charitable beneficiary. These provisions, like PSI's ownership limitations, were modeled after certain arrangements that the IRS has ruled in private letter rulings will preclude a REIT from being considered to violate the REIT ownership tests so long as such arrangements are enforceable as a matter of state law and the REIT seeks to enforce them as and when necessary. There can be no assurance, however, that the IRS would not seek to take a different position with respect to PSI (a private letter ruling is legally binding only with respect to the taxpayer to whom it was issued and PSI did not seek any such ruling) or contend that PSI failed to enforce these various arrangements and, as a result, there can be no assurance that these arrangements necessarily preserve PSI's REIT status.

     Elimination of Any Accumulated Earnings and Profits Attributable to Non-REIT Years. As was noted earlier, a REIT is not allowed at the end of any taxable year to have accumulated earnings and profits attributable to non-REIT years. In a corporate reorganization qualifying as a tax free statutory merger, the acquired corporation's current and accumulated earnings and profits are carried over to the surviving corporation. Accordingly, any accumulated earnings and profits of PSMI and its predecessors (including earnings and profits resulting from transactions undertaken in contemplation of the PSMI Merger or from the PSMI Merger itself) carried over to PSI in the PSMI Merger and PSI would have been required to distribute any such accumulated earnings and profits prior to the close of 1995 (the year in which the PSMI Merger occurred). Failure to do so would result in disqualification of PSI as a REIT (unless the "deficiency dividend" procedures described below apply and PSI complies with those procedures).

     The amount of any accumulated earnings and profits of PSMI acquired by PSI was based on the consolidated earnings and profits of PSMI (including each of its predecessors) through and including the date of the PSMI Merger. As a condition to the PSMI Merger, PSI received a study prepared by PSMI of the earnings and profits of PSMI and its subsidiaries that showed PSMI had no such consolidated accumulated earnings at the time of the PSMI Merger. The determination of the accumulated earnings and profits acquired by PSI in the PSMI Merger ("Acquired Earnings") depends upon a number of factual matters related to the activities and operations of PSMI and its predecessors during their entire corporate existence and is subject to review and challenge by the IRS. There can be no assurance that the IRS will not examine the tax returns of PSMI and its predecessors for years prior to and including the PSMI Merger and propose adjustments that could increase the amount of the Acquired Earnings. In this regard, the IRS can consider all taxable years of PSMI and its predecessors as open for review for purposes of determining the amount of earnings and profits.

     Although not free from doubt, it appears that pursuant to Treasury Regulations PSI may be able to use certain "deficiency dividend" procedures to distribute any Acquired Earnings that were subsequently determined to exist as a result of an IRS audit. In order to use this "deficiency dividend" procedure, PSI would have to make an additional dividend distribution to its shareholders (in addition to distributions made for purposes of satisfying the normal REIT distribution requirements), within 90 days of the IRS determination. In addition, PSI would have to pay to the IRS an interest charge on 50% of the Acquired Earnings that were not distributed prior to December 31, 1995, from the date on which its 1995 tax return was due to the date the IRS determination was made. If such an issue were to be presented, there can be no assurance that the IRS would not take the position either that the "deficiency dividend" procedure is not available (in which case, PSI would cease to qualify as a REIT effective for its taxable year in which the PSMI Merger occurred) or, alternatively, that even if the procedure is available, PSI cannot qualify as a REIT for the taxable year in which the merger occurred (but it could qualify as a REIT for subsequent years).

     Acquisition of Affiliated Partnership Interests. In the PSMI Merger and in subsequent transactions, PSI has acquired interests in various partnerships that own and operate properties. PSI, for purposes of satisfying the REIT asset and gross income tests, will be treated as if it directly owns a proportionate share of each of the assets of these partnerships. For these purposes, under current Treasury Regulations PSI's interest in each of the partnerships must be determined in accordance with its "capital interest" in such partnership.

     The ownership of these partnership interests creates several issues regarding PSI's satisfaction of the 95% gross income test. First, PSI earns property management fees from these partnerships. Existing Treasury Regulations do not address the treatment of management fees derived by a REIT from a partnership in which the REIT holds a partnership interest, but the IRS has issued a number of private letter rulings holding that the portion of the management fee that corresponds to the REIT's interest in the partnership in effect is disregarded in applying the 95% gross income test where the REIT holds a "substantial" interest in the partnership. PSI disregards the portion of management fees derived from partnerships in which it is a partner that corresponds to its interest in these partnerships in determining the amount of its Nonqualifying Income, and PSI's prepayment of management fees set forth above was computed based upon this approach. There can be no assurance, however, that the IRS would not take a contrary position with respect to PSI, either rejecting the approach set forth in the private letter rulings mentioned above or contending that PSI's situation is distinguishable from those addressed in the private letter rulings (for example, because PSI does not have a "substantial" interest in the partnerships).

     Second, PSI acquired interests in certain of these partnerships that entitles PSI to a percentage of profits (either from operations, or upon a sale, or both) in excess of the percentage of total capital originally contributed to the partnership with respect to such interest. Existing Treasury Regulations do not specifically address this situation, and it is uncertain, based on existing authority, how PSI's "capital interest" in these partnerships should be determined. This determination is relevant because it affects both the percentage of the gross rental income of the partnership that is considered gross rental income (or qualifying income) to PSI and the percentage of the management fees paid to PSI that are disregarded in determining PSI's Nonqualifying Income. For example, if PSI takes the position that it has a 25% "capital interest" in a partnership (because it would receive 25% of the partnership's assets upon a sale and liquidation) but the IRS determines it only has a 1% "capital interest" (because the original holder of PSI's interest only contributed 1% of the total capital contributed to the partnership), PSI's share of the qualifying income from the partnership would be reduced and the portion of the management fee from the partnership that would be treated as Nonqualifying Income would be increased, thereby adversely affecting PSI's ability to satisfy the 95% gross income test. In determining its "capital interest" in the various partnerships, PSI determines the percentage of the partnership's assets that would be distributed to it if those assets were sold and distributed among the partners in accordance with the applicable provisions of the partnership agreements. There can be no assurance, however, that the IRS will agree with this methodology and not contend that another, perhaps less favorable, method must be used for purposes of determining PSI "capital interests," which could adversely affect PSI's ability to satisfy the 95% gross income test.

TAXATION OF TAXABLE DOMESTIC HOLDERS OF PSI COMMON STOCK

     As used below, the term "U.S. Shareholder" means a holder of shares of PSI common stock who (for United States federal income tax purposes): (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) is an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) is a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

     Distributions by PSI. As long as PSI qualifies as a REIT, distributions made to PSI's taxable U.S. Shareholders (and not designated as capital gain dividends) will generally be taxable to such shareholders as ordinary income to the extent of PSI's earnings and profits. Dividends declared during the last quarter of a calendar year and actually paid during January of the immediately following calendar year generally are treated as if received by the shareholders on December 31 of the calendar year during which they were declared.

     Distributions designated by PSI as capital gain dividends generally will be taxed as long-term capital gain to shareholders, to the extent that the distributions do not exceed PSI's actual net capital gain for the taxable year. Corporate shareholders may be required to treat up to 20% of any such capital gain dividends as ordinary income. As described below in "- Recent Legislation," the 1997 Act changed significantly the taxation of capital gains by taxpayers who are individuals, estates, or trusts. On November 10, 1997, the IRS issued IRS Notice 97-64, which provides generally that a REIT may classify portions of its designated capital-gain dividend as (i) a 20% rate gain distribution (which would be taxed as long-term capital gain in the 20% group), (ii) an unrecaptured Section 1250 gain distribution (which would be taxed as long-term capital gain in the 25% group), or (iii) a 28% rate gain distribution (which would be taxed as long-term capital gain in the 28% group). If no designation is made, the entire designated capital gain dividend will be treated as a 28% rate gain distribution. IRS Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The Notice has not been updated to reflect the provisions of the 1998 Reform Act. The Notice further provided that designations made by the REIT will only be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

     Shareholders may not include in their individual income tax returns any net operating losses or capital losses of PSI. Instead, such losses would be carried over by PSI for potential offset against future income (subject to certain limitations). Distributions made by PSI and gain arising from the sale or exchange by a U.S. Shareholder of PSI common stock will not be treated as passive activity income, and, as a result, shareholders generally will not be able to apply any "passive losses" against such income or gain. In addition, taxable distributions from PSI will be treated as investment income for purposes of the investment interest limitations. Capital gain dividends and capital gains from the disposition of shares (including distributions treated as such), however, will be treated as investment income only if the U.S. Shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. PSI will notify shareholders after the close of its taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

     Distributions by PSI, whether characterized as ordinary income or as capital gain, are not eligible for the 70% dividends received deduction for corporations. Future regulations may require that the shareholders take into account, for purposes of computing their individual alternative minimum tax liability, certain tax preference items of PSI.

     PSI may designate (by written notice to shareholders) its retained net capital gain (i.e., net capital gain that is not actually distributed as capital gain dividends, as described above) as undistributed capital gains in respect of shareholders' shares. Pursuant to such a designation by PSI, a U.S. Shareholder would include its proportionate share of such retained net capital gains in income as capital gain, and would be treated as having paid its proportionate share of the tax paid by the REIT with respect to the gain. The U.S. Shareholder's basis in its shares would be increased by its share of such gain and decreased by its share of such tax. With respect to such capital gain of a U.S. Shareholder that is an individual or an estate or trust, the IRS has authority to issue regulations that could apply the special tax rate applicable generally to the portion of the long term capital gains of an individual or an estate or trust attributable to deductions for depreciation taken with respect to depreciable real property.

     PSI may distribute cash in excess of its net taxable income. Upon distribution of such cash by PSI to shareholders (other than as a capital gain dividend), if all of PSI's current and accumulated earnings and profits have been distributed, the excess cash will be deemed to be a non-taxable return of capital to each U.S. Shareholder to the extent of the adjusted tax basis of the shareholder's capital stock. Distributions in excess of the adjusted tax basis will be treated as gain from the sale or exchange of the capital stock. A U.S. Shareholder who has received a distribution in excess of current and accumulated earnings and profits of PSI may, upon the sale of the capital stock, realize a higher taxable gain or a smaller loss because the basis of PSI common stock as reduced will be used for purposes of computing the amount of the gain or loss.

     In any year in which PSI does not qualify as a REIT, distributions by PSI to shareholders will be taxable in the same manner discussed above, except that no distributions can be designated as capital gain dividends, distributions will be eligible for the corporate dividends received deduction, and shareholders will not receive any share of PSI's tax preference items.

     Sales of PSI Common Stock. In general, a U.S. Shareholder will realize gain or loss upon the sale of PSI common stock equal to the difference between
(i) the amount of cash and the fair market value of any property received on such disposition and (ii) the shareholder's adjusted basis of such shares of PSI common stock. With respect to dispositions occurring on or after January 1, 1998, such gain or loss will be long-term capital gain or loss if such shares have been held for more than one year. If a shareholder receives a long-term capital gain dividend from PSI and has held the capital stock for six months or less, any loss incurred on the sale or exchange of the capital stock is treated as a long-term capital loss, to the extent of the corresponding long-term capital gain dividend received.

     Backup Withholding. If a U.S. Shareholder is subject to "backup withholding," PSI will be required to deduct and withhold a tax of 31% from any dividends payable to the shareholder. These rules may apply when a shareholder fails to supply a correct taxpayer identification number, or when the IRS notifies PSI that the shareholder is subject to the rules or has furnished an incorrect taxpayer identification number.

     Taxation of Tax Exempt Shareholders. In general, a tax exempt entity that is a U.S. Shareholder is not subject to tax on distributions from PSI or gain realized on the sale of capital stock, provided that the tax exempt entity has not financed the acquisition of its capital stock with "acquisition indebtedness" within the meaning of the Code. Special rules apply to organizations exempt under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), and such entities should consult their own tax advisors concerning the applicable "set aside" and reserve requirements. In addition, certain distributions by a REIT to a tax-exempt employee's pension trust that owns more than 10% of the REIT will, in certain circumstances, be treated as "unrelated business taxable income."

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing U.S. federal income taxation of non-U.S. Shareholders are complex, and the following discussion is intended only as a summary of certain of those rules. Non-U.S. shareholders should consult with their tax advisors to determine the impact of U.S. federal, state, and local income tax laws on an investment in PSI, including any reporting requirements, as well as the tax treatment of such an investment under their home country laws.

     Distributions by PSI. Distributions to a non-U.S. Shareholder will generally be subject to tax as ordinary income to the extent of PSI's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Such distributions will generally be subject to withholding of that income tax at a 30% rate, unless reduced by an applicable tax treaty or unless the dividends are treated as effectively connected with a United States trade or business. If the amount distributed exceeds a non-U.S. Shareholder's allocable share of such earnings and profits, the excess will be treated as a tax-free return of capital to the extent of such shareholder's adjusted basis in the common stock. To the extent that such distributions exceed the adjusted basis of a non-U.S. Shareholder's common stock, such distributions will generally be subject to tax if such shareholder would otherwise be subject to tax on any gain from the sale or disposition of its common stock, as described below. Under current law, it appears that PSI will be required to withhold 10% of any distribution to a non-U.S. Shareholder in excess of PSI's current and accumulated earnings and profits. Consequently, although PSI intends to withhold at a rate of 30% on the entire amount of any distribution to a non-U.S. Shareholder (or lower applicable treaty rate), to the extent PSI does not do so, any portion of such a distribution not subject to withholding at a rate of 30% (or lower applicable treaty rate) will be subject to withholding at a rate of 10%. However, the non-U.S. Shareholder may seek a refund of such amounts from the IRS if it subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of PSI, and the amount withheld exceeded the non-U.S. Shareholder's United States tax liability, if any, with respect to the distribution. A Non-U.S. shareholder who is a shareholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with PSI in order to claim such treatment.

     Distributions to a non-U.S. Shareholder that are designated by PSI at the time of distribution as capital gains dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to United States federal income taxation, unless (i) the investment in the common stock is effectively connected with the non-U.S. Shareholder's United States trade or business, in which case the non-U.S. Shareholder will be subject to the same treatment as domestic shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax) or (ii) the non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other requirements are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

     Under the Foreign Investment in Real Property Tax Act ("FIRPTA"), distributions to a non-U.S. Shareholder that are attributable to gain from sales or exchanges by PSI of United States real property interests (whether or not designated as a capital gain dividend) will be treated as income effectively connected with a United States trade or business. Non-U.S. Shareholders would thus generally be taxed at the same rates applicable to domestic shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a non-U.S. Shareholder that is a corporation. PSI is required to withhold 35% of any such distribution. That amount is creditable against the non-U.S. Shareholder's United States federal income tax liability.

     Although the law is not entirely clear on the matter, it appears that amounts designated by PSI pursuant to the 1997 Act as undistributed capital gains in respect of shares of common stock (see "Taxation of Taxable Domestic Holders of Common Stock" above) would be treated with respect to non-U.S. Shareholders in the manner outlined in the preceding paragraph for actual distributions by PSI of capital gain dividends. Under that approach, the non-U.S. Shareholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by PSI on such undistributed capital gains (and to receive from the IRS a refund to the extent their proportionate share of such tax paid by PSI were to exceed their actual United States federal income tax liability).

     Sale of Common Stock. Gain recognized by a non-U.S. Shareholder upon a sale of its common stock will generally not be subject to tax under FIRPTA if PSI is a "domestically controlled REIT," which is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares were held directly or indirectly by non-U.S. persons. Because only a minority of PSI's shareholders are believed to be non-U.S. Shareholders, PSI expects to qualify as a "domestically controlled REIT." Accordingly, a non-U.S. Shareholder should not be subject to U.S. tax from gains recognized upon disposition of the common stock, provided that such gain is not effectively connected with the conduct of a United States trade or business and, in the case of an individual shareholder, such holder is not present in the United States for 183 days or more during the year of sale and certain other requirements are met.

     Backup Withholding Tax and Information Reporting. Backup withholding tax (which generally is a withholding tax imposed at a rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) and information reporting will generally not apply to distributions paid to non-U.S. Shareholders outside the United States that are treated as (i) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, (ii) capital gains dividends, or
(iii) distributions attributable to gain from the sale or exchange by PSI of United States real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of common stock by a foreign office of a broker that (a) is a United States person, (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) is a "controlled foreign corporation" (generally a foreign corporation controlled by United States shareholders) for United States tax purposes, unless the broker has documentary evidence in its records that the holder is a non-U.S. Shareholder and certain other conditions are met, or the shareholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of a sale of common stock is subject to both backup withholding and information reporting unless the shareholder certifies under penalty of perjury that the shareholder is a non-U.S. Shareholder, or otherwise establishes an exemption. A non-U.S. Shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

OWNERSHIP RECORDS

     To monitor PSI's compliance with the REIT share ownership requirements, PSI is required to demand annual written statements from the record holders of designated percentages of its capital stock disclosing the actual owners of the capital stock and to maintain permanent records showing the information it has received as to the actual ownership of such capital stock and a list of those persons failing or refusing to comply with such demand.

RECENT LEGISLATION

     As described above, the 1997 Act contained certain changes to the REIT qualification requirements and to the taxation of REITs. The 1997 Act also contained certain changes to the taxation of capital gains of individuals, trusts and estates and further changes relating to capital gains were made by the 1998 Reform Act.

     Capital Gain Rates. Under the 1997 Act as modified by the 1998 Reform Act beginning January 1, 1998, individuals, trusts and estates that hold certain investments for more than one year may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. The 1997 Act also provided a maximum rate of 25% for "unrecaptured section 1250 gain" for individuals, trusts and estates, special rules for "qualified 5 year gain," and other changes to prior law. The 1997 Act allows the IRS to prescribe regulations on how the 1997 Act's new capital gain rates will apply to sales of capital assets by "pass-through entities," including REITs and to sales of interests in "pass-through entities." For a discussion of new rules under the 1997 Act that apply to the taxation of distributions by PSI to its shareholders that are designated by PSI as "capital gain dividends," see "- Taxation of Taxable Domestic Holders of PSI Common Stock - Distributions by PSI" above. Shareholders are urged to consult with their tax advisors with respect to the new rules contained in the 1997 Act and the 1998 Reform Act.

     REIT Provisions. In addition to the provisions discussed above, the 1997 Act contained a number of technical provisions that either (i) reduce the risk that PSI will inadvertently cease to qualify as a REIT, or (ii) provide additional flexibility with which PSI can meet the REIT qualification requirements. These provisions are effective for PSI's taxable years commencing on or after January 1, 1998.

RECENT ADMINISTRATION PROPOSAL

     The administration's budget proposal announced on February 2, 1998 included a proposal to amend the REIT asset tests with respect to non-qualified REIT subsidiaries, such as the Lock/Box Company. The proposal would require a REIT to own no more than 10% of the vote or value of the outstanding stock of any non-qualified REIT subsidiary. Stock interests held by a REIT in existing non-qualified REIT subsidiaries would be grandfathered, and therefore subject only to the existing test that restricts a REIT from owning more than 10% of the voting securities of an issuer (see "- General Tax Treatment of PSI"), except that such grandfathered status would terminate if the non-qualified REIT subsidiary engaged in a new trade or business or acquired substantial new assets on or after the effective date of the proposal. As a result, if the legislation were enacted and the Lock/Box Company were to commence new trade or business activities or acquire substantial new assets after the effective date of the proposal, the Lock/Box Company would lose its grandfathered status and PSI would be subject to the new 10% of the vote or value limitation with respect to its ownership interest in the Lock/Box Company (which PSI does not now satisfy). Accordingly, the proposal, if enacted, could materially impede PSI's ability to expand the business activities of the Lock/Box Company or PSPUD and to engage in other activities through non-qualified REIT subsidiaries without jeopardizing PSI's REIT status. This would limit PSI's ability to derive economic benefit from engaging in activities which were related to PSI's businesses, but which were not qualified REIT activities.

     A second proposed provision would tax immediately the built-in gains of C corporations merging into REITs in tax-free reorganizations. Under current law, C corporations can defer and may be able to eliminate this tax. Accordingly, if enacted as currently drafted, this provision could impede PSI's ability to acquire additional properties through mergers with C corporations.

                             STATE AND LOCAL TAXES

     The tax treatment of limited partners, PSI and PSI's shareholders in states having taxing jurisdiction over them may differ from the federal income tax treatment. Accordingly, no discussion of state taxation of limited partners, PSI or PSI's shareholders is provided nor is any representation made as to the tax status of PSI in such states. All limited partners should consult their own tax advisors as to the treatment under the respective state tax laws applicable to them.

                                 LEGAL OPINIONS

     David Goldberg, senior vice president and general counsel of PSI, will deliver an opinion to the effect that the shares of PSI common stock to be issued in the merger will be validly issued, fully paid and nonassessable. Mr. Goldberg owns 89,547 shares of PSI common stock and 600 shares of PSI senior preferred stock and has options to acquire an additional 160,834 shares of PSI common stock. A. Timothy Scott, senior vice president and tax counsel of PSI, has rendered an opinion to the effect that the discussion under "Federal Income Tax Considerations" fairly summarizes the material federal income tax considerations to a limited partner as a result of the merger, and the subsequent ownership of PSI common stock. Mr. Scott owns 3,367 shares of PSI common stock and has options to acquire an additional 55,000 shares of PSI common stock.

                                    EXPERTS

     The consolidated financial statements of PSI at December 31, 1997 and 1996 and for the three years in the period ended December 31, 1997 which are included in PSI's Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of the Partnership at December 31, 1997 and 1996 and for the three years in the period ended December 31, 1997 appearing herein and in the Annual Report on Form 10-K of the Partnership have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports included herein. Such consolidated financial statements are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                    GLOSSARY

     The following are definitions of certain terms used in this statement:

     "General Partners."  The general partners of the Partnership.

     "Hughes."  B. Wayne Hughes, a general partner of the Partnership.

     "Limited Partners."  The limited partners of the Partnership.

     "Merger."  The merger of a subsidiary of PSI with and into the Partnership.

     "Partnership."  PS Partners VIII, Ltd., a California Limited Partnership.

     "Partnership Agreement." The amended and restated agreement of limited partnership of the Partnership.

     "Partnership Units." Units of limited partnership interest in the Partnership.

     "PSBP."  PS Business Parks, L.P.

     "PSI." Public Storage, Inc., a REIT organized as a California corporation (formerly Storage Equities, Inc.). PSI is a general partner of the Partnership.

     "PSI common stock." Shares of Common Stock, par value $.10 per share, of PSI.

     "PSI shareholder."  A holder of shares of PSI common stock.

     "PSMI." Public Storage Management, Inc., a California corporation, which, together with its affiliates, was merged into Storage Equities, Inc. on November 16, 1995.

     "REIT."  A real estate investment trust.

                                                                      Appendix A

                     AGREEMENT AND PLAN OF REORGANIZATION



     THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement") is entered into as of this 28th day of September, 1998, by and among PUBLIC STORAGE, INC., a California corporation ("PSI"), PS Partners VIII Merger Co., Inc., a California corporation ("Sub") and PS Partners VIII, Ltd., a California Limited Partnership ("PSP").

     A. This Agreement provides for the merger of Sub, a wholly-owned, second tier subsidiary of PSI, with and into PSP in accordance with the applicable provisions of the California Revised Limited Partnership Act (the "CRLPA") and the Certificate of Merger in the form prescribed by the California Secretary of State as provided in Section 15678.4 of the CRLPA (the "Certificate of Merger").

     B. The Board of Directors of PSI and the general partners of PSP believe that it is in the best interests of PSI and PSP to enter into and complete this Agreement and they have approved this Agreement and the transactions contemplated hereby.

     NOW, THEREFORE, the parties agree as follows:

     1. ADOPTION OF PLAN. The parties hereby adopt the Plan of Reorganization hereinafter set forth.

     2.   THE MERGER.

          2.1 COMPLETION OF THE MERGER. At the Effective Time (as defined below), Sub will be merged with and into PSP (the "Merger") in accordance with the terms, conditions and provisions of this Agreement and the Certificate of Merger. The Merger shall become effective at the time at which the Certificate of Merger is filed with the California Secretary of State in accordance with the CRLPA, except that if the Certificate of Merger specifies a date subsequent to the date of such filing on which the Merger is to become effective, the Merger shall be effective on such specified subsequent date (the "Effective Time").
Sub and PSP are sometimes collectively referred to herein as the "Constituent Entities" and PSP, as the surviving entity in the Merger, is sometimes referred to herein as the "Surviving Entity."

          2.2  EFFECT OF THE MERGER.  At the Effective Time:

               2.2.1 CONSTITUENT ENTITIES. The separate corporate existence of Sub shall cease and the Surviving Entity shall thereupon succeed, without other transfer, to all the rights and property of Sub and shall be subject to all the debts and liabilities of Sub in the same manner as if the Surviving Entity had itself incurred them; all rights of creditors and all liens upon the property of each of the Constituent Entities shall be preserved unimpaired, provided that such liens upon property of Sub shall be limited to the property affected thereby immediately prior to the Effective Time; and any action or proceeding pending by or against Sub may be prosecuted to judgment, which shall bind the Surviving Entity, or the Surviving Entity may be proceeded against or substituted in its place.

               2.2.2 PARTNERSHIP AGREEMENT. The partnership agreement of PSP in effect at the Effective Time shall continue in full force and effect until amended or terminated as provided in such partnership agreement or as provided by law.

               2.2.3 GENERAL PARTNERS. The general partners of PSP shall remain as its general partners with the same interests in PSP that they owned at the Effective Time.

          2.3 CONVERSION OF PARTNERSHIP UNITS. The manner of converting the outstanding units of limited partnership interest of PSP (the "Units") into cash and/or shares of Common Stock ($.10 par value) of PSI (the "PSI Shares") shall be as follows:

               2.3.1 CASH ELECTION. At the Effective Time, each Unit as to which a cash election has been made in accordance with the provisions of Section
2.5 hereof and has not been revoked, relinquished or lost pursuant to Section
2.5 hereof (the "Cash Election Units") shall be converted into and shall represent the right to receive $449 in cash (the "Cash Election Price"). As soon as practicable after the Effective Time, the registered holders of Cash Election Units shall be paid the cash to which they are entitled hereunder in respect of such Cash Election Units.

               2.3.2 SHARE EXCHANGE. At the Effective Time, subject to Sections 2.4 and 2.5 hereof, each Unit (other than Cash Election Units and Units owned by the parent of Sub) shall be converted into that number of PSI Shares equal to, rounded to the nearest thousandth, the quotient (the "Conversion Number") derived by dividing $449 by the average of the per share closing prices on the New York Stock Exchange, Inc. (the "NYSE") of PSI Shares during the 20 consecutive trading days ending on the fifth trading day prior to the Effective Time. If, prior to the Effective Time, PSI should split or combine the PSI Shares, or pay a stock dividend, the Conversion Number will be appropriately adjusted to reflect such action.

          2.4 NO FRACTIONAL SHARES. Notwithstanding any other term or provision of this Agreement, no fractional PSI Shares and no certificates or script therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu of any such fractional share interests, each holder of Units who would otherwise be entitled to such fractional share will receive a whole PSI Share if such fractional share to which such holder would otherwise have been entitled is .5 of an PSI Share or more, and such fractional share shall be disregarded if it represents less than .5 of an PSI Share; provided, however, that, such fractional share shall not be disregarded if such fractional share to which such holder would otherwise have been entitled represents .5 of 1% or more of the total number of PSI Shares such holder is entitled to receive in the Merger. In such event, such holder shall be paid an amount in cash (without interest), rounded to the nearest $.01, determined by multiplying (i) the per share closing price on the NYSE of the PSI Shares at the Effective Time by (ii) the fractional interest.

          2.5 PROCEDURE FOR CASH ELECTION. At the time of the mailing of the Information Statement provided for in Section 6.5 hereof, PSI will send to each holder of record of Units a cash election form (the "Form of Election") providing such holder with the option to elect to receive the Cash Election Price with respect to all or any portion of such holder's Units. Any such election to receive the cash payment contemplated by Section 2.3.1 hereof shall have been properly made only if BankBoston N.A. (the "Exchange Agent") shall have received at its designated office, by 5:00 p.m., New York time, on the last business day preceding the Effective Time, a Form of Election properly completed, as set forth in such Form of Election. Any Form of Election may be revoked by the person submitting the same to the Exchange Agent only by written notice received by the Exchange Agent prior to 5:00 p.m., New York time, on the last business day before the Effective Time. In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by the parties hereto that the Merger have been abandoned. The Exchange Agent may determine whether or not elections to receive cash have been properly made or revoked pursuant to this Section 2.5, and any such determination shall be conclusive and binding. If the Exchange Agent determines that any election to receive cash was not properly or timely made, the Units covered thereby shall not be treated as Cash Election Units, and shall be converted in the Merger as provided in Section 2.3.2 hereof. The Exchange Agent may, with the agreement of PSI and PSP, establish such procedures, not inconsistent with this Section 2.5, as may be necessary or desirable to implement this Section 2.5.

          2.6 CONVERSION OF SHARES. At the Effective Time, the shares of capital stock of Sub shall be converted into an aggregate of 52,751 Units.

          2.7 CANCELLATION OF UNITS OWNED BY PARENT OF SUB. At the Effective Time, any Units owned by the parent of Sub (other than Units acquired pursuant to Section 2.6 hereof) shall be cancelled and retired and no shares shall be issuable, and no cash shall be exchangeable, with respect thereto.

          2.8 DELIVERY OF CERTIFICATES. After the Effective Time, each holder of Units which were converted into PSI Shares pursuant to Section 2.3.2 shall be entitled to receive a certificate representing the number of whole PSI Shares into which such Units shall have been converted as provided in Section 2.3.2 hereof and cash payment in lieu of fractional share interests, if any, as provided in Section 2.4 hereof.

          2.9 TRANSFER OF UNITS. After the Effective Time, there shall be no further registration of transfers of Units on the records of PSP.

     3.   CLOSING.

          3.1 TIME AND PLACE OF CLOSING. If this Agreement is approved by the limited partners of PSP, a meeting (the "Closing") shall take place as promptly as practicable thereafter at which the applicable parties will exchange certificates and other documents as required by this Agreement. Such Closing shall take place at such time and place as PSI may designate. The date of the Closing shall be referred to as the "Closing Date."

          3.2 EXECUTION AND FILING OF CERTIFICATE OF MERGER. At or before the Closing and after approval of the limited partners of PSP, the applicable parties shall execute the Certificate of Merger for filing with the California Secretary of State. The Certificate of Merger shall be duly filed with the California Secretary of State in accordance with the CRLPA.

     4. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF PSP. PSP represents, warrants and agrees with PSI that:

          4.1 AUTHORIZATION. Subject to approval of this Agreement by the limited partners of PSP, (i) the execution, delivery and performance of this Agreement by PSP has been duly authorized and approved by all necessary action of PSP, and (ii) PSP has necessary power and authority to enter into this Agreement, to perform its obligations hereunder and to complete the transactions contemplated hereby.

          4.2 ORGANIZATION AND RELATED MATTERS. PSP is a limited partnership duly organized, existing and in good standing under the laws of the State of California with all requisite power and authority to own, lease and operate its properties and to carry on its business as and where now owned, leased, operated or carried on, as the case may be; and is duly qualified to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business carried on by it requires such qualification and where the failure to so qualify would have a material adverse effect on its business, properties, results of operations or financial condition.

          4.3 UNITS. PSP has outstanding 52,751 Units, all of which have been duly and validly authorized and issued, and are fully paid and nonassessable. There are no options or agreements to which PSP is a party or by which it is bound calling for or requiring the issuance of additional Units.

          4.4 CONSENTS AND APPROVALS; NO VIOLATION. Assuming approval of the Merger and of this Agreement by the limited partners of PSP, neither the execution and delivery of this Agreement nor the consummation by PSP of the transactions contemplated hereby will: (i) conflict with or result in any breach of any provision of its partnership agreement; (ii) require any consent, waiver, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (A) in connection with the applicable requirements, if any, of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (B) pursuant to the applicable requirements of the federal securities laws and the rules and regulations promulgated thereunder, (C) the filing of the Certificate of Merger pursuant to the CRLPA, (D) as may be required by any applicable state securities or takeover laws, or (E) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a material adverse effect on PSP or adversely affect the ability of PSP to consummate the transactions contemplated hereby; (iii) result in a violation or breach of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, mortgage, agreement or other instrument or obligation to which PSP is a party or any of its properties or assets may be bound, except for such violations, breaches and defaults which, in the aggregate, would not have a material adverse effect on PSP or adversely affect the ability of PSP to consummate the transactions contemplated hereby; or (iv) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 4.4 are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to PSP or its properties or assets, except for violations which would not in the aggregate have a material adverse effect on PSP or adversely affect the ability of PSP to consummate the transactions contemplated hereby.

          4.5 LITIGATION. There is no litigation, proceeding or governmental investigation which, individually or in the aggregate, is or may be material and adverse, pending or, to the knowledge of PSP, threatened against PSP or involving any of its properties or assets.

          4.6 SEC REPORTS. Since January 1, 1995, PSP has filed all forms, reports and documents with the Securities and Exchange Commission ("SEC") required to be filed by it pursuant to the federal securities laws and the rules and regulations promulgated by the SEC thereunder, all of which complied in all material respects with all applicable requirements of the federal securities laws and such rules and regulations (collectively, the "PSP SEC Reports"). None of the PSP SEC Reports, including without limitation any financial statements or schedules included therein, at the time filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          4.7 FINANCIAL STATEMENTS. The financial statements included in the PSP SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as otherwise noted therein), and present fairly the financial position of PSP as of their respective dates, and the results of operations of PSP for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

          4.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since January 1, 1998, the business of PSP has been carried on only in the ordinary and usual course and there has not been any material adverse change in its business, results of operations or financial condition, or any damage or destruction in the nature of a casualty loss, whether covered by insurance or not, that would materially and adversely affect its properties, business or results of operations.

          4.9 S-4 REGISTRATION STATEMENT AND INFORMATION STATEMENT. None of the information supplied or to be supplied by PSP for inclusion or incorporation by reference in the S-4 Registration Statement or the Information Statement (as such terms are defined in Section 6.5 hereof) will (i) in the case of the S-4 Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) in the case of the Information Statement, at the time of the mailing of the Information Statement and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          4.10 INSURANCE. All material insurance of PSP is currently in full force and effect and PSP has reported all claims and occurrences to the extent required by such insurance.

          4.11 DISCLOSURE. The representations and warranties by PSP in this Agreement and any certificate or document delivered by it pursuant hereto do not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein not misleading.

     5. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF PSI. PSI hereby represents, warrants and agrees with PSP that:

          5.1 AUTHORIZATION. The execution, delivery and performance of this Agreement by PSI have been duly authorized and approved by all necessary corporate action of PSI, and PSI has all necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to complete the transactions contemplated hereby.

          5.2 ORGANIZATION AND RELATED MATTERS. PSI is a corporation duly organized, existing and in good standing under the laws of the State of California, with all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as and where now owned, leased, operated or carried on, as the case may be; and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business carried on by it requires such qualification and where the failure to so qualify would have a material adverse effect on the business, properties, results of operations or financial condition of PSI.

          5.3 CAPITAL STOCK. The authorized capital stock of PSI consists solely of (i) 200,000,000 shares of Common Stock ($.10 par value), 105,102,145 of which were issued and outstanding as of December 31, 1997, (ii) 7,000,000 shares of Class B Common Stock ($.10 par value), all of which were issued and outstanding as of December 31, 1997, (iii) 50,000,000 shares of Preferred Stock ($.10 par value), 13,261,884 of which were issued and outstanding as of December 31, 1997 and (iv) 200,000,000 shares of Equity Stock ($.01 par value), 225,000 of which were issued and outstanding at December 31, 1997. All of the issued and outstanding shares of Common Stock, Class B Common Stock, Preferred Stock and Equity Stock of PSI have been duly and validly authorized and issued, and are fully paid and nonassessable. The issuance of the PSI Shares in the Merger has been duly and validly authorized and, when issued and delivered as provided in this Agreement, the PSI Shares will have been duly and validly issued, fully paid and nonassessable; and the shareholders of PSI have no preemptive rights with respect to any shares of capital stock of PSI.

          5.4 CONSENTS AND APPROVALS; NO VIOLATION. Neither the execution and delivery of this Agreement nor the consummation by PSI of the transactions contemplated hereby will: (i) conflict with or result in any breach of any provision of its Articles of Incorporation or Bylaws; (ii) require any consent, waiver, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (A) in connection with the applicable requirements, if any, of the HSR Act, (B) pursuant to the applicable requirements of the federal securities laws and the rules and regulations promulgated thereunder, (C) the filing of the Certificate of Merger pursuant to the CRLPA, (D) as may be required by any applicable state securities or takeover laws, or (E) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a material adverse effect on PSI or adversely affect the ability of PSI to consummate the transactions contemplated hereby; (iii) result in a violation or breach of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, mortgage, agreement or other instrument or obligation to which PSI is a party or any of its properties or assets may be bound, except for such violations, breaches and defaults which, in the aggregate, would not have a material adverse effect on PSI or adversely affect the ability of PSI to consummate the transactions contemplated hereby; or (iv) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 5.4 are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to PSI or its properties or assets, except for violations which would not in the aggregate have a material adverse effect on PSI or adversely affect the ability of PSI to consummate the transactions contemplated hereby.

          5.5 LITIGATION. There is no litigation, proceeding or governmental investigation which, individually or in the aggregate, is or may be material and adverse, pending or, to the knowledge of PSI, threatened against PSI or involving any of its properties or assets.

          5.6 SEC REPORTS. Since January 1, 1995, PSI has filed all forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities laws and the rules and regulations promulgated by the SEC thereunder, all of which complied in all material respects with all applicable requirements of the federal securities laws and such rules and regulations (collectively, the "PSI SEC Reports"). None of the PSI SEC Reports, including without limitation any financial statements or schedules included therein, at the time filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          5.7 FINANCIAL STATEMENTS. The financial statements included in PSI's SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as otherwise noted therein), and present fairly the financial position of PSI as of their respective dates, and the results of operations of PSI for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

          5.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since January 1, 1998, the business of PSI has been carried on only in the ordinary and usual course and there has not been any material adverse change in its business, results of operations or financial condition, or any damage or destruction in the nature of a casualty loss, whether covered by insurance or not, that would materially and adversely affect its properties, business or results of operations.

          5.9 S-4 REGISTRATION STATEMENT AND INFORMATION STATEMENT. None of the information supplied or to be supplied by PSI for inclusion or incorporation by reference in the S-4 Registration Statement or the Information Statement (as those terms are defined in Section 6.5 hereof) will (i) in the case of the S-4 Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) in the case of the Information Statement, at the time of the mailing of the Information Statement and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          5.10 INSURANCE. All material insurance of PSI is currently in full force and effect and PSI has reported all claims and occurrences to the extent required by such insurance.

          5.11 DISCLOSURE. The representations and warranties by PSI in this Agreement and any certificate or document delivered by it pursuant hereto do not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein not misleading.

     6.   COVENANTS AND AGREEMENTS.

          6.1 ORDINARY COURSE. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time, each of PSI and PSP will carry on its business in the ordinary course in substantially the same manner as heretofore conducted and use all reasonable efforts to: (a) preserve intact its present business, organization and goodwill, (b) maintain all permits, licenses and authorizations required by applicable laws, and (c) keep available the services of its present employees and preserve its relationships with customers, suppliers, lenders, lessors, governmental entities and others having business or regulatory dealings with it. PSP will not issue any Units or debt securities convertible into Units. PSI and PSP will promptly notify the other of any event or occurrence not in the ordinary and usual course of business or which may have a material adverse effect on the properties or financial condition of such party.

          6.2 ACTION BY PSP. PSP will take all action necessary in accordance with applicable law as promptly as practicable to secure approval of this Agreement, it being understood that the principal terms of the Agreement must be approved by the affirmative vote of a majority of the outstanding Units.

          6.3 VOTE BY PSI. PSI agrees to cause its subsidiary to vote its Units in favor of the Merger prior to the mailing of the Information Statement.

          6.4 ACQUISITION PROPOSALS. PSP will not initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal with respect to a merger, consolidation, share exchange or similar transaction involving PSP, or any purchase of all or any significant portion of its assets, or any equity interest in it, other than the transactions contemplated hereby (an "Acquisition Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal; provided, however, that PSP's general partners may furnish or cause to be furnished information and may participate in such discussions and negotiations through its representatives with persons who have sought the same if the failure to provide such information or participate in such negotiations and discussions might cause the general partners of PSP to breach their fiduciary duty to the limited partners of PSP under applicable law as advised by counsel. PSP will notify PSI immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with PSP, and will keep PSI informed of the status and terms of any such proposals and any such negotiations or discussions.

          6.5 REGISTRATION AND INFORMATION STATEMENT. PSP will promptly prepare and file with the SEC a preliminary information statement and notice of action without a meeting in connection with the approval of the Merger by the limited partners of PSP. PSI will, as promptly as practicable, prepare and file with the SEC a registration statement on Form S-4 (the "S-4 Registration Statement"), containing an information statement, notice of action without a meeting and prospectus, in connection with the registration under the Securities Act of 1933, as amended (the "Securities Act") of the PSI Shares to be issued to holders of Units in the Merger (such information statement, notice of action without a meeting and prospectus, together with any amendments thereof or supplements thereto, in each case in the form or forms to be mailed to the limited partners of PSP, being herein called the "Information Statement"). PSI and PSP will use their best efforts to have or cause the S-4 Registration Statement to be declared effective as promptly as practicable, and also will take any other action required to be taken under federal or state securities laws, and PSP will use its best efforts to cause the Information Statement to be mailed to its limited partners at the earliest practicable date. PSP agrees that if at any time prior to the Effective Time any event with respect to PSP should occur which is required to be described in an amendment of, or a supplement to, the Information Statement or the S-4 Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the limited partners of PSP and
(ii) the Information Statement will (with respect to PSP) comply as to form in all material respects with the requirements of the federal securities laws. PSI agrees that (i) if at any time prior to the Effective Time any event with respect to PSI should occur which is required to be described in an amendment of, or a supplement to, the Information Statement or the S-4 Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the limited partners of PSP and (ii) the Information Statement will (with respect to PSI) comply as to form in all material respects with the requirements of the federal securities laws.

          6.6 BEST EFFORTS. Each of PSI and PSP shall: (i) promptly make its respective filings and thereafter make any other required submissions under all applicable laws with respect to the Merger and the other transactions contemplated hereby; and (ii) use its best efforts to promptly take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement as soon as practicable.

          6.7 REGISTRATION AND LISTING OF PSI SHARES. PSI will use its best efforts to register the PSI Shares under the applicable provisions of the Securities Act and to cause the PSI Shares to be listed for trading on the NYSE upon official notice of issuance.

          6.8 DISTRIBUTIONS. PSP will not, at any time prior to the Effective Time, declare or pay any cash distributions to its limited partners, except (i) regular quarterly distributions at a quarterly rate not in excess of $6.76 per Unit and (ii) distributions to limited partners of record immediately prior to the Effective Time in an aggregate amount equal to the amount by which the estimated Net Asset Value of PSP (as defined below) as of the Effective Time exceeds $449 per Unit. For this purpose, the Net Asset Value of PSP is the sum of (a) the fair market value of PSP's real estate assets as determined by appraisal by Charles R. Wilson & Associates, Inc. as of September 16, 1998, (b) the book value of PSP's non-real estate assets (excluding marketable securities) as of the date of determination and (c) the fair value of PSP's partnership interests in PS Business Parks, L.P. based on the average of the per share closing prices on the American Stock Exchange of the shares of common stock of PS Business Parks, Inc. during the 20 consecutive trading days ending on the fifth trading day prior to the Effective Time and less (d) PSP's liabilities as of the date of determination. The determination of book value and liabilities shall be from PSP's financial statements prepared in accordance with generally accepted accounting principles on a basis consistent with prior periods.

     7.   CONDITIONS.

          7.1 CONDITIONS TO EACH PARTY'S OBLIGATIONS. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following conditions, any or all of which may be waived in whole or in part, to the extent permitted by applicable law:

               7.1.1 LIMITED PARTNER APPROVAL. This Agreement and the transactions contemplated hereby shall have been duly approved by the limited partners of PSP as contemplated by Section 6.2.

               7.1.2 GOVERNMENTAL AND REGULATORY CONSENTS. All filings required to be made prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, governmental and regulatory authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the expiration of the waiting period requirements of the HSR Act) shall have been made or obtained (as the case may
be) without material restrictions, except where the failure to obtain such consents, approvals, permits and authorizations could not reasonably be expected to have a material adverse effect on PSI or PSP.

               7.1.3 LITIGATION. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) or taken any action which prohibits the consummation of the transactions contemplated by this Agreement and no legal action challenging such transactions shall be pending.

               7.1.4 REGISTRATION STATEMENT. The S-4 Registration Statement shall have been declared effective and no stop order suspending effectiveness shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under federal and state securities laws relating to the issuance or trading of the PSI Shares shall have been received.

               7.1.5 LISTING OF PSI SHARES ON NYSE. The PSI Shares shall have been approved for listing on the NYSE upon official notice of issuance.

               7.1.6 FAIRNESS OPINION. PSP shall have received the opinion of Robert A. Stanger & Co., Inc. in form and substance satisfactory to it to the effect that the consideration to be received by the public limited partners of PSP in the Merger is fair to such public limited partners from a financial point of view, and such opinion shall not have been withdrawn or revoked.

               7.1.7 PSI BOARD APPROVAL. This Agreement and the transactions contemplated hereby shall have been duly approved by the Board of Directors of PSI.

          7.2 CONDITIONS TO OBLIGATIONS OF PSI. The obligations of PSI to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of the following conditions, which may be waived in whole or in part by PSI to the extent permitted by applicable law:

               7.2.1 ACCURACY OF REPRESENTATIONS; PERFORMANCE OF AGREEMENTS. Each of the representations and warranties of PSP contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date (except to the extent they relate to a particular date) and PSP shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

               7.2.2 CERTIFICATE OF GENERAL PARTNERS. PSI shall have received such certificates of the general partners of PSP as PSI may reasonably request in connection with the Closing, to the effect that, to the best of their knowledge, all representations and warranties of PSP contained in this Agreement are true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date, and PSP has performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by PSP at or prior to the Closing.

               7.2.3 TITLE TO PROPERTIES; ENVIRONMENTAL AUDITS. PSI in its sole discretion shall be satisfied as to the status of title to (including the existence and effect of liens and encumbrances), and the results of an environmental audit of, each of the real properties owned by PSP.

               7.2.4 TRADING PRICE OF PSI SHARES. The average of the per share closing prices of the PSI Shares on the NYSE during the 20 consecutive trading days ending on the fifth trading day prior to the Effective Time (the "Average PSI Share Price") shall be not less than $25.

          7.3 CONDITIONS TO OBLIGATIONS OF PSP. The obligations of PSP to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of the following conditions, which may be waived in whole or in part by PSP to the extent permitted by applicable law.

               7.3.1 ACCURACY OF REPRESENTATIONS; PERFORMANCE OF AGREEMENTS. Each of the representations and warranties of PSP contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date (except to the extent they relate to a particular date) and PSI shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

               7.3.2 CERTIFICATE OF OFFICERS. PSP shall have received such certificates of officers of PSI as PSP may reasonably request in connection with the Closing, including upon request a certificate satisfactory to PSP of the Chief Executive Officer and the Chief Financial Officer of PSI, to the effect that, to the best of their knowledge, all representations and warranties of PSI contained in this Agreement are true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date, and PSI has performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

     8.   TERMINATION.

          8.1 TERMINATION BY MUTUAL CONSENT. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after limited partner approval, by the mutual written consent of PSI and PSP.

          8.2 TERMINATION BY PSI OR PSP. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of PSI or by the general partners of PSP if (i) the Merger shall not have been consummated by June 30, 1999 (provided that the right to terminate this Agreement under this Section 8.2 shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); (ii) any court of competent jurisdiction in the United States or some other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or (iii) the limited partners of PSP shall have failed to approve this Agreement and the transactions contemplated hereby.

          8.3 TERMINATION BY PSI. This Agreement may be terminated by PSI, and the Merger may be abandoned at any time prior to the Effective Time, as to the defaulting party if (i) PSP shall have failed to comply in any material respect with any of the covenants, conditions or agreements contained in this Agreement to be complied with or performed by such party at or prior to such date of termination, which failure to comply has not been cured within five business days following notice to such party of such failure to comply, or (ii) any representation or warranty of PSP contained in this Agreement shall not be true in all material respects when made, which inaccuracy or breach (if capable of cure) has not been cured within five business days following notice to PSP of the inaccuracy or breach, or on and as of the Closing as if made on and as of the Closing Date.

          8.4 TERMINATION BY PSP. This Agreement may be terminated by PSP and the Merger may be abandoned at any time prior to the Effective Time, before or after limited partner approval, if (i) PSI shall have failed to comply in any material respect with any of the covenants, conditions or agreements contained in this Agreement to be complied with or performed by PSI at or prior to such date of termination, which failure to comply has not been cured within five business days following notice to PSI of such failure to comply, or (ii) any representation or warranty of PSI contained in this Agreement shall not be true in all material respects when made, which inaccuracy or beach (if capable of cure) has not been cured within five business days following notice to PSI of the inaccuracy or breach, or on and as of the Closing as if made on and as of the Closing Date.

          8.5 EFFECT OF TERMINATION AND ABANDONMENT. In the event of termination of this Agreement and abandonment of the Merger pursuant to this
Section 8, no party (or any directors, officers, employees, agents or representatives of any party) shall have any liability or further obligation to any other party or any person who controls a party within the meaning of the Securities Act, except as provided in Section 9.1 and except that nothing herein will relieve any party from liability for any breach of this Agreement.

     9.   MISCELLANEOUS.

          9.1 PAYMENT OF EXPENSES. If the Merger is consummated, PSI shall pay all the expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby. If the Merger is not consummated, each of PSI and PSP shall pay its own expenses, except that any expenses incurred in connection with the printing of the S-4 Registration Statement and the Information Statement, the real estate appraisals and environmental audits of the properties of PSP and preparation for real estate closings, and any filing fees under the HSR Act, the Securities Act and the Securities Exchange Act of 1934, as amended shall be paid 50% by PSI and 50% by PSP.

          9.2 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS. The respective representations and warranties of PSI and PSP contained herein or in any certificate or document delivered pursuant hereto shall expire with and be terminated and extinguished by the effectiveness of the Merger and shall not survive the Effective Time. The sole right and remedy arising from a misrepresentation or breach of warranty, or from the failure of any of the conditions to be met, shall be the termination of this Agreement by the other party. This Section 9.2 shall not limit any covenant or agreement of the parties, which by its terms contemplates performance after the Effective Time.

          9.3 MODIFICATION OR AMENDMENT. The parties may modify or amend this Agreement by written agreement authorized by the Board of Directors of PSI and the general partners of PSP and executed and delivered by the parties; provided, however, that after approval of this Agreement by the limited partners of PSP, no amendment shall be made which changes any of the principal terms of the Merger or this Agreement, without the approval of such limited partners.

          9.4 WAIVER OF CONDITIONS. The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

          9.5 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to the principles of conflict of laws thereof.

          9.6 INTERPRETATION. This Agreement has been negotiated by the parties and is to be interpreted according to its fair meaning as if the parties had prepared it together and not strictly for or against any party. Each of the capitalized terms defined in this Agreement shall, for all purposes of this Agreement (and whether defined in the plural and used in the singular, or vice versa), have the respective meaning assigned to such term in the Section in which such meaning is set forth. References in this Agreement to "parties" or a "party" refer to parties to this Agreement unless expressly indicated otherwise. At each place in this Agreement where the context so requires, the masculine, feminine or neuter gender includes the others and the singular or plural number includes the other. "Including" means "including without limitation."

          9.7 HEADINGS. The descriptive headings contained in the Sections and subsections of this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

          9.8 PARTIES IN INTEREST. This Agreement, and the rights, interests and obligations created by this Agreement, shall bind and inure to the benefit of the parties and their respective successors and permitted assigns, and shall confer no right, benefit or interest upon any other person, including shareholders of the respective parties.

          9.9 NOTICES. All notices or other communications required or permitted under this Agreement shall be in writing and shall be delivered personally or sent by U.S. mail, postage prepaid, addressed as follows or such other address as the party to be notified has furnished in writing by a notice given in accordance with this Section 9.9:

               If to PSI or to Sub:

               Public Storage, Inc.
               701 Western Avenue
               Glendale, California 91201-2397
               Attention:  Harvey Lenkin
                           President

               If to PSP:

               PS Partners VIII, Ltd., a California Limited Partnership c/o Public Storage, Inc.
               701 Western Avenue
               Glendale, California 91201-2397
               Attention:  Harvey Lenkin
                           President

Any such notice or communication shall be deemed given as of the date of delivery, if delivered personally, or on the second day after deposit with the U.S. Postal Service, if sent by U.S. mail.

          9.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall be considered one and the same agreement.

          9.11 ASSIGNMENT. No rights, interests or obligations of either party under this Agreement may be assigned or delegated without the prior written consent of the other party.

          9.12 ENTIRE AGREEMENT. This Agreement embodies the entire agreement and understanding between the parties pertaining to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations, representations and discussions, whether written or oral.

          9.13 SEVERABLE PROVISIONS. If any of the provisions of this Agreement may be determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions, and any partially enforceable provisions to the extent enforceable, shall nevertheless be binding and enforceable.

     IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date first above written.

                                  PUBLIC STORAGE, INC.


                                  By:       /s/ HARVEY LENKIN
                                       -----------------------------------------
                                            Harvey Lenkin
                                            President

                                  PS PARTNERS VIII, LTD., a California Limited
                                  Partnership

                                  By:  Public Storage, Inc.,
                                       General Partner


                                  By:       /s/ HARVEY LENKIN
                                       -----------------------------------------
                                            Harvey Lenkin
                                            President


                                  By:       /s/ B. WAYNE HUGHES
                                       -----------------------------------------
                                            B. Wayne Hughes
                                            General Partner

                                  PS PARTNERS VIII MERGER CO., INC.


                                  By:       /s/ HARVEY LENKIN
                                       -----------------------------------------
                                            Harvey Lenkin
                                            President

                                                                      Appendix B

              [Letterhead of Charles R. Wilson & Associates, Inc.]


September 30, 1998

PS PARTNERS VIII, LTD.
c/o PUBLIC STORAGE, INC., General Partner
701 Western Avenue, Suite 200
Glendale, California 91201-2397


Re:  Market Value Appraisal
     -5-Property Portfolio
     Job File No. 980263

   24802  17W170 Roosevelt Road, Oakbrook Terrace, IL
   24803  911 South State Road #7, Plantation, FL
   24804  1290 N Lakeview Avenue, Anaheim, CA
   24805  1314 Austin Highway, San Antonio, TX
   24806  16001 Frederick Road, Rockville, MD


Gentlemen:


According to your request and authorization, we have prepared a limited appraisal of the above-referenced portfolio described in the attached document, entitled Property Identification and Classification, and formed an opinion of their Fee Simple Market Value. The accompanying appraisal report, of which this letter is a part, briefly describes each property and method of appraisal.

This report is presented in a restricted format and cannot be fully understood without additional information supporting the appraisal, which has been retained in the working files of the appraiser.

PURPOSE OF APPRAISAL
--------------------

The purpose of the appraisal is to estimate the aggregate market value of the portfolio in connection with a proposed merger of PS Partners VIII, Ltd., with a subsidiary of Public Storage, Inc. (PSI).

This report, presented in a restricted format, is intended for use only by the clients or their advisors. It may be referred to in solicitation materials distributed to the partners of PS Partners VIII, Ltd., in connection with the proposed merger.


SCOPE OF ASSIGNMENT
-------------------

The accompanying report describes the appraisal process undertaken. In accordance with our agreement, the scope of this assignment has been limited, as described herein, but is in conformity with the Departure Provision of Uniform Standards of Professional Appraisal Practice (USPAP). The client must consider that the value may be impacted to the degree there is a departure from specific USPAP Guidelines. However, this valuation analysis has utilized the two most appropriate approaches to value. We did not consider the Cost Approach to be applicable. Based upon our contact with knowledgeable self-storage investors, owners, and managers, little reliance is placed upon the Cost Approach, particularly as to properties the age and type of those included in the portfolio. Therefore, we have employed both the Income and Sales comparison Approaches. We have relied most heavily on the Income Approach that is supported by actual market data found in the Sales Comparison approach. In our opinion, we have performed all actions necessary to ensure an accurate valuation of the portfolio.

Your attention is directed to the Assumptions and Limiting Conditions and description of the appraisal process set forth on the accompanying pages that are an integral part of our report. Only the summary conclusions are presented in this report.

VALUE CONCLUSIONS
-----------------

Aggregate Market Value

The market value estimate set forth herein is a gross value estimate and does not include either a premium or a discount a potential buyer may assign to a portfolio. Based on our experience with buyers and sellers of properties the size and type included in the portfolio, it would be inappropriate to assign either a premium or discount. Furthermore, the market value estimate herein assumes that the properties would be disposed of in an orderly manner, allowing sufficient time for exposure of each property on the open market.

Based upon the analysis made, it is our opinion that the Fee Simple and Leased Fee Market Value of the Portfolio, as of September 16, 1998, is:

             NINETEEN MILLION SEVEN HUNDRED FIFTY THOUSAND DOLLARS
             -----------------------------------------------------
                                 ($19,750,000)



Sincerely,
CHARLES R. WILSON & ASSOCIATES, INC.

/s/ Charles R. Wilson

Charles R. Wilson, MAI, CRE
State of California
Certification No. AG002172

NATURE OF ASSIGNMENT AND DEFINITIONS

This report sets forth a summary of the analysis and valuation conclusions. In accordance with our agreement, this Limited Appraisal presented in a restricted report format represents a departure from a full narrative appraisal but has been prepared in conformity with the Departure Provision of the Uniform Standards of Professional Appraisal Practice Guidelines.

PROPERTY IDENTIFICATION AND CLASSIFICATION

The Subject properties are located in 5 separate locations in 5 states and are specifically identified by the street addresses below:

                                                             Net        No.
                                                         Rentable SF   Units
                                                         -----------   -----
24802      17W170 Roosevelt Road, Oakbrook Terrace, IL      65,000       730
24803      911 South State Road #7, Plantation, FL....      51,448       510
24804      1290 N Lakeview Avenue, Anaheim, CA........      66,587       621
24805      1314 Austin Highway, San Antonio, TX.......      52,200       368
24806      16001 Frederick Road, Rockville, MD........      56,470       612


PURPOSE, FUNCTION, AND SCOPE OF THE APPRAISAL

The purpose of this appraisal is to estimate the Fee Simple Market Value of the portfolio and to present a summary of conclusions.

The function of this appraisal is for use only by our clients, PS Partners VIII, Ltd., and PSI, and their advisors in connection with the proposed merger of PS Partners VIII, Ltd., with and into PSI.

The scope of this assignment is in accordance with an agreement between Charles
R. Wilson & Associates, Inc., and PS Partners VIII, Ltd.   In connection with
this portfolio valuation, the following actions have been taken as described more fully in the section entitled Valuation Methodology.

 . Inspections of each property were conducted by Charles R. Wilson, MAI, CRE, or a representative of Charles R. Wilson & Associates, Inc.

 . Physical descriptive information was provided by the subject's on-site managers and from previous appraisals of the subject properties performed by Charles R. Wilson & Associates, Inc.

 . Demographic information including population trends, household income, employment, average housing prices, and rental rates was obtained from Scan/US Inc.

 . Rental surveys of competitive facilities were provided by the on-site managers of the subject facilities. The information was verified by phone calls and other sources.

 .  Self Storage Data Services, Inc. (SSDS), an affiliate company of Charles R.
   Wilson & Associates, Inc., provided operating income and expense information on facilities from its nationwide database of over 23,000 self-storage facilities.

 . Historical income and expense information on each of the subject properties was provided by PSI and the property managers, and compared to the operating information found in the SSDS database.

 . In the cash flow analysis, the actual operating history of each of the subject properties was evaluated based on the experience of Charles R. Wilson & Associates, Inc., which has appraised over 500 self-storage facilities during the past 12 months.

 . Discount rates, capitalization rates, and growth rates for income and expenses were derived from data on actual sales of similar properties, surveys of self-storage operator/investors throughout the United States, and our market experience over the past 20 years. Surveying self-storage investor's criteria is an ongoing function of Charles R. Wilson & Associates, Inc. In addition, specific individual and multiple-property transactions involving Public Storage, Inc., which are currently under contract or consummated within the past 12 months were reviewed.

 . The Sales Comparison Approach of the self-storage facilities is based on 70 sales of self-storage facilities that occurred between July 1997 and June 1998.

  PROPERTY RIGHTS APPRAISED

  The property rights appraised consist of the Fee Simple and Leased fee Estates. Due to the short-term, month-to-month tenancies, and the fact that rents are at market levels, a Fee Simple Interest is appropriate for self-storage facilities.

  According to the Appraisal Institute, Dictionary of Real Estate Appraisal, 3rd
                                        ----------------------------------------
  Edition, 1993.
  -------

     "Fee Simple Estate" is defined on page 140 as: "Absolute ownership unencumbered by any other interest or estate; subject only to the limitations of governmental powers of taxation, eminent domain, police power, and escheat."

     "Leased Fee Estate" is defined on page 140 as: "An ownership interest held by a landlord with the rights of use and occupancy conveyed by lease to others."

  MARKET VALUE DEFINITION

  The following Market Value definition is based on Uniform Standards of Professional Appraisal Practice regulations and standards.

  "Market Value" means the most probable price that a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

  1.  Buyer and seller are typically motivated;

  2. Buyer and seller are well informed or well advised, and acting in what they consider their own best interest;

  3.  A reasonable time is allowed for exposure on the open market;

  4. Payment is made in cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

  5. The price represents the normal consideration for the property sold unaffected by special or creative financing or sale concessions granted by anyone associated with the sale.

    Source: Office of the Comptroller of the Currency under 12 CRF, part 34, Subpart C-Appraisals, 34.43 Definitions {f}.

  VALUATION METHODOLOGY

  Analysis and Valuation of the subject properties involved determining the highest and best use of the sites, estimating the value of the subjects by current appraisal theory, and reconciling to a final estimate of value.

  The term "highest and best use," as used in this report, is defined as
  follows:   "The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value."

  Source: Appraisal Institute, The Dictionary of Real Estate Appraisal, 3rd Edition, 1993, P.171.

  In considering the highest and best use of the properties in this portfolio, we believe that each facility is producing net operating income in excess of a reasonable land value. Therefore, we have concluded that the Highest and Best Use of each property, as improved and as if vacant, is its existing use as a self-storage facility. No other use would warrant their removal or alteration from their current and intended use.

  This valuation analysis has considered all appropriate approaches to value, namely: the Cost, Income, and Sales Comparison Approaches.

  The Cost Approach is based upon the proposition that the informed purchaser would pay no more than the cost of producing a substitute property with the same utility as the subject property. The Cost Approach is particularly applicable when the property being appraised involves relatively new improvements, which represent the highest and best use of the land, and when relatively unique of specialized improvements are located on the site and for which there exists no comparable properties in the marketplace.

  The Income Capitalization Approach is a procedure in appraisal analysis that converts the anticipated benefits (dollar income or amenities) to be derived from the ownership of property into a value estimate. The Income Capitalization Approach is widely applied in appraising income-producing properties. Anticipated future income and/or reversions are discounted to a present worth figure through the capitalization process.

  The Sales Comparison Approach is based upon the principle that an informed purchaser would pay no more for a property than the cost of acquiring an existing property with the same utility. This approach is applicable when an active market provides sufficient quantities of reliable data that can be verified from authoritative sources. The Sale Comparison Approach is relatively unreliable in an inactive market or in estimating the value of properties for which no real comparable sales data is available.

  In all instances, we considered the Income and Sales Comparison Approaches to be most applicable for the subject properties. Based on our contact with property buyers and sellers and others knowledgeable of recent transactions, today's investors do not rely on the Cost Approach, particularly as to properties the age and type of those included in the portfolio. Therefore, we have employed both the Income and Sales Comparison Approaches to value the facilities.

  Inspections were made of each property and interviews with property management personnel were conducted to learn of any deferred maintenance items that need correcting, as well as general information of the overall condition of the property. Questionnaires were completed by each on-site manager concerning performance of the subject property and market competitors, rental surveys of competitive properties were also reviewed and verified by telephone and other sources. Demographic information on each market was reviewed to gain insight about local economic trends. Consideration has been given to significant variations in quality among the various portfolio of properties including: property income potential, quality of location and construction, tenant appeal, access, viability, and potential competition.


  VALUATION ANALYSIS

  Income Approach
  ---------------

  The Income Approach utilized the yield capitalization method. The analysis was premised upon a survey of competitive properties in order to determine market rental rates, occupancy, and expense levels.

  In addition, we reviewed each property's previous four-year operating statement. Ancillary income included late fees and administrative fees. Rental concessions if any were analyzed and taken into consideration. Utilizing the SSDS database of operating statistics, the actual operating experience of self-storage facilities in each subject's market area were compared to the subjects' actual expenses to determine the reasonableness of each item of expense. Stabilized levels of income and expenses were determined.

  In applying yield capitalization, we studied acquisition criteria of investors in self-storage, and analyzed recent sales for valuation indicators such as overall capitalization rates, effective gross rent multipliers, and prices being paid per square foot. We also consulted published sources of investment criteria for other types of real estate.

  In our yield capitalization analysis, we prepared a ten-year discounted cash flow of each of the self-storage facilities ending in 2008. Using the investment criteria discussed above, the income and expenses were increased 3.5% annually based on local market conditions. Real estate taxes for the California properties are based on a sale and reassessment as of the date of value and increased at 2% per annum, per California law. The residual value was determined by capitalizing the eleventh year income at a terminal capitalization rate of 10.25% and then deducting 3% for sales costs. The yearly cash flows and the properties' residual values were discounted to present worth using a discount rate of 12.75%.

  The indicated value of the portfolio based upon the Income Approach is $19,740,000.

  Sales Comparison Approach
  -------------------------

  In the Sales Comparison Approach, we relied most heavily upon an analysis of 70 sales of self-storage properties that occurred between July 1997 and June 1998. The sales were analyzed on the basis of effective gross rent multipliers, overall capitalization rates, and sales price per square foot of
  net rentable area.   A regression analysis of the relationship between net
  operating income and sales price per square foot was prepared. The value conclusion derived in the Income Approach was compared to the conclusions derived from the Sales Comparison Approach to determine the reasonableness of the value conclusion by the Income Approach. Differences in time of sale, location, and physical characteristics between the sale comparables and each subject property were taken into consideration.

  Based upon the portfolio's net income per square foot, using the regression analysis, the indicated value of the portfolio ranged between $17,492,500 to $20,412,500. As a reasonableness, the resultant property and portfolio capitalization rates were compared to reported capitalization rates of recent transactions of self-storage property portfolios, some of which involved Public Storage Inc., as a party to the transactions.

  Value Conclusion
  ----------------

  Although the departure provision has been invoked, it is our opinion that we have performed actions necessary to develop an opinion as to the market value of the portfolio.

  The value conclusions from the Income and Sales Comparison Approaches were reconciled into our final value conclusion of $19,750,000. In the final analysis, both Income and Sales Comparison Approaches were considered, but most reliance was placed upon the Income Approach. This is the methodology employed by today's investors in self-storage.

  GENERAL ASSUMPTIONS & LIMITING CONDITIONS

  Standards Rule (SR) 2-1 of the "Standards of Professional Practice" of the Appraisal Institute requires the appraiser to "clearly and accurately disclose any extraordinary assumption or limiting condition that directly affects an appraisal analysis, opinion, or conclusion." In compliance with SR 2-1, and to assist the reader in interpreting this report, such assumptions and limiting conditions are set forth as follows:

  1. The date of value to which the conclusions and opinions expressed in this report apply is set forth in the letter of transmittal. Further, the dollar amount of any value opinion rendered in this report is based upon the purchasing power of the American dollar existing on that date.

  2. The appraiser assumes no responsibility for economic or physical factors that may affect the opinions in the report which occur after the date of the letter transmitting the report.

  3. Forecasts of anticipated revenue and expenses were based on our analysis of market trends, economic conditions, and historical operating results of the properties. Such forecasts are dependent on assumptions as to future economic, social and political conditions, as well as market related activity. They represent our opinion of current investor attributes and motivations applicable to the class of property appraised, and no warranty or representation that these forecasts will materialize is implied.

  4. To the best of our knowledge the data set forth in this report and utilized in this appraisal is true and accurate. The information furnished by others is believed to be reliable; however, no warranty is give for its accuracy.

  5. No opinion as to title is rendered. Data related to ownership and legal description was obtained from public records and is considered reliable. Title is assumed to be marketable and free and clear of all liens, encumbrances, easements, and restrictions except those specifically discussed in the report. The properties are appraised assuming they will be under responsible ownership and competent management, and available for their highest and best use.

  6. The appraiser reserves the right to make such adjustments to the analyses, opinions, and conclusions set forth in this report as may be required by consideration of additional data or more reliable data that may become available.

  7. The appraiser assumes no responsibility for hidden or unapparent conditions of the properties, subsoil, or structures that render them more or less valuable. No responsibility is assumed for arranging for engineering studies that may be required to discover them.

  8. The properties are appraised assuming that all applicable zoning and use regulations and restrictions have been complied with, unless otherwise stated.

  9. The properties are appraised assuming that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been, or can be, obtained or renewed for any use on which the value estimate contained in this report is based, unless otherwise stated.

 10. No engineering survey has been made by the appraiser. Except as specifically stated, data relative to size and area was taken from sources considered reliable, and no encroachment of real property improvements is considered to exist.

 11. No soil tests or environmental studies were reviewed. The appraised value assumes that there are no sub-surface, toxic waste, or building material hazards in or on the properties that would adversely affect their existing or potential use.

 12. Unless specifically stated, this appraisal does not take into consideration the possibility of the existence of asbestos, PCB transformer, or other toxic, hazardous, or contaminated substances and/or underground storage tanks (hazardous material), or the cost of encapsulation or removing thereof.

 13. No opinion is expressed as to the value of subsurface oil, gas, or mineral rights or whether the properties are subject to surface entry for the exploration or removal of such material except as is expressly stated.

 14. Maps, plats, and exhibits included in this report are for illustration only as an aid in visualizing matters discussed within the report. They should not be considered as surveys or relied upon for any other purpose, nor should they be removed from, reproduced, or used apart from this report.

 15. No opinion is intended to be expressed for matters that require legal expertise or specialized investigation or knowledge beyond that customarily employed by real estate appraisers.

 16. Except as consented to in the letter of transmittal, possession of this report, or a copy of it, does not carry with it the right of publication. It may not be used for any purpose by any person other than the party to whom it is addressed or it's financial advisors without the written consent of the appraiser and in any event only with proper written qualification and only in its entirety.

 17. Testimony of attendance in court or at any other hearing is not required by reason of rendering this appraisal, unless such arrangements are made a reasonable time in advance relative to such additional employment.

 18. Disclosure of the contents of this appraisal report is governed by the By-Laws and Regulations of the Appraisal Institute.

 19. Except as consented to in the letter of transmittal, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraisers, or any reference to the Appraisal Institute, or the MAI or CRE designation) shall be disseminated to the public through advertising media, public relations media, news media, sales media, or any other public means of communication, without the prior written consent and approval of the author.

SPECIFIC ASSUMPTIONS AND LIMITING CONDITIONS

1. The physical description and current condition of each subject property was based upon a combination of previous appraisals, inspections by representatives of Charles R. Wilson & Associates, Inc., and information provided by PS Partners VIII, Ltd., and PSI. Charles R. Wilson & Associates, Inc., assumes no responsibility for the soundness of structural members nor for the condition of mechanical equipment, plumbing, or electrical components.

2. Pursuant to the engagement agreement, the content of the appraisal report has been limited as presented herein. This report is not intended to meet the requirements of Title XI of the Federal Financial Institutions Reform, Recovery, and Enforcement Act of 1989. Therefore, federally regulated institutions should not rely on this report for financing purposes.

3. The portfolio valuation reported herein does not reflect any premium or discount a potential buyer may assign to the portfolio of properties as result of its size. Neither a premium nor a discount is appropriate based on our experience with buyers and sellers of self-storage facilities.

4. This valuation analysis assumes that capitalization and discount rates used in the market for valuing individual properties are appropriate to apply to a portfolio's cash flow for the purpose of estimating the portfolio's fair market value.

5. This valuation covers only the real properties described herein and only applies to the valuation problems as stated and does not include consideration of mineral rights or related right of entry, nor personal property or the removal thereof. Values reported herein are not intended to be valid in any other context, nor are any conclusions as to unit values applicable or any other property or utilization than that specifically identified herein. No value has been assigned to any personal property, fixtures, or intangible items that are not real property, except for that equipment and personal property considered usual and incidental to the operation of the facilities such as golf cards, office supplies, computer systems, etc.

6.  This report invokes the Departure Provision as follows:

      Standard Rule 1-2 (c), states that the appraiser must, "consider easements, restrictions, encumbrances, reservations, covenants, contracts, declarations, special assessments, ordinances, or other items of a similar nature". The effect of any easements, encumbrances, and similar items were not taken into consideration in this valuation analysis. We were not provided copies of title reports, deed restrictions, or similar items nor are we aware of any restrictions or similar items existing that could have an impact on our valuation of the portfolio. At the request of the clients, this valuation analysis does not consider any such restrictions.

      Standard Rule 1-3 (a), states that the appraiser must "consider the effect on use and value of the following factors: existing land use regulations, reasonably probable modification of such land use regulation, economic demand, the physical adaptability of the property, neighborhood trends, and the highest and best use of the property". City and county officials were not interviewed and thus it is assumed that each property complies with city and county building codes and zoning ordinances. It is further assumed that there are no new or planned facilities that would negatively impact any of the portfolio's properties.

      Standard Rule 1-4 (a) states the appraiser must "collect, verify, analyze, and reconcile:...(iv) such comparable rental data, adequately identified and described, as are available to estimate the market rental of the property being appraised;..." Each on-site manager provided the appraiser with competition surveys. The rental rates were verified and used to determine market rent, however, no physical inspections were made of competing facilities.

7. For properties located in California, real estate taxes used in the Income Approach are adjusted to reflect a fair sale as is standard practice in California in compliance with Proposition 13.

CERTIFICATION

This appraiser certifies, to the best of his knowledge and belief, that:

 .  The statements of fact contained in this report are true and correct.

 . The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are the appraisers' personal, unbiased professional analysis, opinions, and conclusions.

 . The appraiser has no present or prospective interest in the properties that are the subject of this report and no personal interest or bias with respect to the parties involved.

 . The appraiser's compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

 . Receipt of the appraisal assignment was not based upon a requested minimum value, a specific value, or approval of a loan.

 . The appraiser's analyses, opinions, and conclusions were developed and this report has been prepared in conformity with the agreement between Charles R. Wilson & Associates, Inc., and Public Storage Partners VIII, Ltd. The appraiser has relied upon the departure provisions of Uniform Standards of Professional Appraisal Practice (USPAP).

 .  The use of this report is subject to the requirements of the Appraisal
   Institute relating to review by its duly authorized representatives.

 .  As of the effective date of this report, September 16, 1998, Charles R.
   Wilson, MAI, CRE, has completed the requirements of the continuing education program of the Appraisal Institute.

 .  Charles R. Wilson, MAI, CRE, or a representative of Charles R. Wilson &
   Associates, Inc. made inspections of the properties in this portfolio, in September 1998.

 . Our firm's analyses, opinions, and conclusions were not developed nor is this report intended to comply with the appraisal related mandates within Title XI of the Federal Financial Institution's Reform, Recovery, and Enforcement Act of 1989 (FIRREA).

 . The date of this report, September 16, 1998, indicates the perspective of the appraiser on the market conditions as of the effective date of the appraisal.

 . The appraiser's estimate of aggregate As Is Market Value for the portfolio, as of September 16, 1998, is Fee Simple estate is $19,750,000.

 . The appraiser has extensive experience in appraising properties similar to the portfolio.

Respectfully submitted,
CHARLES R. WILSON & ASSOCIATES, INC.

/s/ Charles R. Wilson


-------------------------------
Charles Ray Wilson, MAI, CRE
State of California
Certification No. AG002172

                                                                      Appendix C

[Letterhead of Robert A. Stanger & Co., Inc.]



PS Partners VIII, LTD.,
a California Limited Partnership
701 Western Avenue, Suite 200
Glendale, CA  91201-2397

Gentlemen:

     We have been advised that PS Partners, VIII, LTD. (the "Partnership"), a California Limited Partnership, is entering into a transaction (the "Transaction") in which the Partnership will be merged with a subsidiary of Public Storage, Inc. ("PSI"), an affiliated, publicly traded real estate investment trust. In the Transaction, the limited partners of the Partnership (the "Limited Partners") will be offered the option of converting their interests in the Partnership (the "Units") into $449 of cash per Unit or shares of PSI Common Stock with an equivalent market value based upon the average closing prices on the New York Stock Exchange during the twenty consecutive trading days ending five days prior to the closing date of the Transaction (collectively, the "Consideration"). We have been further advised that the Unit price offered to the Limited Partners is equivalent to the net asset value per Unit based in part on an independent appraisal of the Partnership's properties. We also have been advised that additional distributions will be made to the Limited Partners prior to the consummation of the Transaction to the extent required to cause the Partnership's net asset value as of the closing date of the Transaction to be substantially equivalent to the estimate of the Partnership's net asset value as of June 30, 1998 contained in the Information Statement to be filed with the Securities and Exchange Commission.

     The Partnership has requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to the fairness to the Limited Partners (excluding PSI or its affiliates), from a financial point of view, of the Consideration to be received in the Transaction.


     In the course of our review to render this opinion, we have, among other things:

     o Reviewed the Information Statement related to the Transaction to be filed with the Securities and Exchange Commission (the "SEC");

     o Reviewed the Partnership's and PSI's annual reports to shareholders filed with the SEC on Form 10-K for the fiscal years ending December 31, 1995, 1996 and 1997, and the Form 10-Q filed as of March 31, 1998 and June 30, 1998, which reports the Partnership's management and PSI's management have indicated to be the most current financial statements available;

     o Reviewed the MAI-certified portfolio appraisal of the properties owned by the Partnership as of September 16, 1998 performed by Charles R. Wilson & Associates Inc. (the "Appraisal"), and discussed with management of the Partnership and the appraiser the methodologies and procedures employed in preparing the Appraisal;

     o Reviewed information regarding purchases and sales of self-storage properties by PSI or any affiliated entities and other information available relating to acquisition criteria for self-storage properties;

     o Reviewed internal financial analyses and forecasts prepared by the Partnership, and based in part on the Appraisal, of the current net liquidation value per Unit of the Partnership's assets and projections of cash flow from operations, cash flow distributions and going-concern values per Unit for the Partnership, including the Partnership's calculation of the allocation of such values between the limited and general partners;

     o Discussed with members of senior management of the Partnership and PSI conditions in self-storage property markets, conditions in the market for sales/acquisitions of properties similar to those owned by the Partnership, current and projected operations and performance, financial condition and future prospects of the Partnership and PSI;

     o Reviewed historical market prices, trading volume and dividends for PSI Common Stock, and secondary market transactions involving interests in the Partnership; and

     o Conducted other studies, analyses, inquiries and investigations as we deemed appropriate.

     In rendering this fairness opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information contained in the Information Statement or that was furnished or otherwise communicated to us by the Partnership and PSI. We have not performed an independent appraisal of the assets and liabilities of the Partnership or PSI and have relied upon and assumed the accuracy of the appraisals performed by Charles R. Wilson & Associates Inc. We have also relied on the assurance of the Partnership and PSI that any pro forma financial statements, projections, budgets, estimates of environmental liability, or value estimates contained in the Information Statement or otherwise provided to us, were reasonably prepared on bases consistent with actual historical experience and reflect the best currently available estimates and good faith judgments; that the allocation of Consideration to the Limited Partners has been determined by the

Partnership in accordance with the provisions of the Partnership Agreement; that no material changes have occurred in the appraised value of the properties or the information reviewed between the date of the Appraisal or the date of the other information provided and the date of this letter; and that the Partnership and PSI are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading in any material respect.

     We have not been requested to, and therefore did not: (i) select the method of determining the Consideration offered in the Transaction; (ii) make any recommendation to the Limited Partners of the Partnership as to whether to select the cash or Common Stock option in the Transaction; or (iii) express any opinion as to the business decision to effect the Transaction, alternatives to the Transaction, or tax factors resulting from the Transaction or relating to PSI's continued qualification as a REIT. Our opinion is based on business, economic, real estate and securities markets, and other conditions as of the date of our analysis and addresses the Transaction in the context of information available as of the date of our analysis. Events occurring after that date may materially affect the assumptions used in preparing the opinion.

     Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that as of the date of this letter the Consideration to be received in the Transaction is fair to the public Limited Partners of the Partnership from a financial point of view.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. We have advised the Partnership that our entire analysis must be considered as a whole and that selecting portions of our analysis and the factors considered by us, without considering all analyses and facts, could create an incomplete view of the evaluation process underlying this opinion.



Yours truly,

/s/ Robert A. Stanger & Co., Inc.

Robert A. Stanger & Co., Inc.
Shrewsbury, NJ
October 26, 1998

                                                                      Appendix D

                  PROPOSED AMENDMENT TO PARTNERSHIP AGREEMENT

     Add a new section 13.5 to the partnership agreement of PS Partners VIII, Ltd., a California Limited Partnership that would read in its entirety as follows:

          13.5 MERGER. Notwithstanding anything in the Agreement to the contrary, the Partnership may merge with PSI or a subsidiary, provided that such merger is approved by a Majority Vote.

                                                                      APPENDIX E

                            PS PARTNERS VIII, LTD.,
                    FINANCIAL STATEMENTS OF THE PARTNERSHIP

JUNE 30, 1998:
--------------

Condensed Consolidated Balance Sheets at
  June 30, 1998 (Unaudited) and December 31, 1997..................................       E-1

Condensed Consolidated Statements of Income for the
  Three and Six Months Ended June 30, 1998 and 1997 (Unaudited)....................       E-2

Condensed Consolidated Statements of Cash Flow
  for the Six Months Ended June 30, 1998 and 1997 (Unaudited)......................    E-3 - E-4

Notes to Condensed Consolidated Financial Statements...............................       E-5

DECEMBER 31, 1997:
------------------

Report of Independent Auditors.....................................................       E-6

Consolidated Balance Sheets as of December 31, 1997 and 1996.......................       E-7

For the years ended December 31, 1997, 1996 and 1995:

  Consolidated Statements of Income................................................       E-8

  Consolidated Statements of Partners' Equity......................................       E-9

  Consolidated Statements of Cash Flows............................................   E-10 - E-11

  Notes to Consolidated Financial Statements.......................................   E-12 - E-14

                            PS PARTNERS VIII, LTD.,
                     CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                  June 30,          December 31,
                                                                    1998                1997
                                                                --------------------------------
                                                                (Unaudited)
                                   ASSETS


Cash and cash equivalents                                       $   441,000         $   249,000

Rent and other receivables                                           11,000              11,000

Real estate facilities, at cost:
 Land                                                             4,926,000           4,926,000
 Buildings and equipment                                         12,382,000          12,320,000
                                                                -------------------------------
                                                                 17,308,000          17,246,000

 Less accumulated depreciation                                   (5,368,000)         (5,081,000)
                                                                -------------------------------
                                                                 11,940,000          12,165,000

Investment in real estate entity                                  5,146,000           5,134,000

Other assets                                                         34,000              31,000
                                                                -------------------------------

                                                                $17,572,000         $17,590,000
                                                                ===============================

                          LIABILITIES AND PARTNERS' EQUITY

Accounts payable                                                $   288,000         $   223,000

Advance payments from renters                                       121,000             121,000

Partners' equity:
 Limited partners' equity,
   $500 per unit, 150,000 units authorized,
   52,751 issued and outstanding                                 16,957,000          17,039,000
 General partners' equity                                           206,000             207,000
                                                                -------------------------------

        Total partners' equity                                   17,163,000          17,246,000
                                                                -------------------------------

                                                                $17,572,000         $17,590,000
                                                                ===============================

                            See accompanying notes.

                              Appendix E - Page 1

                            PS PARTNERS VIII, LTD.,
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)



                                                                       Three Months Ended              Six Months Ended
                                                                             June 30,                       June 30,
                                                                 ------------------------------------------------------------
                                                                        1998          1997           1998            1997
                                                                 ------------------------------------------------------------
REVENUE:

Rental income                                                            $693,000    $645,000        $1,364,000    $1,266,000
Equity in income of real estate entity                                     70,000      59,000           130,000       102,000
Interest income                                                             6,000       3,000            10,000         6,000
                                                                 ------------------------------------------------------------
                                                                          769,000     707,000         1,504,000     1,374,000
                                                                 ------------------------------------------------------------

COSTS AND EXPENSES:

Cost of operations                                                        191,000     176,000           378,000       348,000
Management fees                                                            42,000      39,000            82,000        76,000
Depreciation and amortization                                             144,000     139,000           287,000       278,000
Administrative                                                             25,000      23,000            40,000        36,000
                                                                 ------------------------------------------------------------
                                                                          402,000     377,000           787,000       738,000
                                                                 ------------------------------------------------------------

NET INCOME                                                               $367,000    $330,000        $  717,000    $  636,000
                                                                 ============================================================

Limited partners' share of net income
 ($11.96 per unit in 1998 and
 $10.43 per unit 1997)                                                                               $  631,000    $  550,000
General partners' share of net income                                                                    86,000        86,000
                                                                                                     ------------------------
                                                                                                     $  717,000    $  636,000
                                                                                                     ========================

                            See accompanying notes.

                              Appendix E - Page 2

                            PS PARTNERS VIII, LTD.,
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)



                                                                                                  Six Months Ended
                                                                                                      June 30,
                                                                                   ------------------------------------------
                                                                                             1998                1997
                                                                                   ------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

 Net income                                                                               $ 717,000            $ 636,000

 Adjustments to reconcile net income to net cash provided by operating activities

   Depreciation and amortization                                                            287,000              278,000
   Increase in rent and other receivables                                                         -               (1,000)
   (Increase) decrease in other assets                                                       (3,000)              15,000
   Increase (decrease) in accounts payable                                                   65,000               (8,000)
   Increase in advance payments from renters                                                      -                4,000
   Equity in income of real estate entity                                                  (130,000)            (102,000)
                                                                                   -------------------------------------

        Total adjustments                                                                   219,000              186,000
                                                                                   -------------------------------------

        Net cash provided by operating activities                                           936,000              822,000
                                                                                   -------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

 Distributions from real estate entity                                                      118,000                    -
 Investment in real estate entity                                                                 -               (2,000)
 Additions to real estate facilities                                                        (62,000)             (38,000)
                                                                                   -------------------------------------

        Net cash provided by (used in) investing activities                                  56,000              (40,000)
                                                                                   -------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

 Distributions to partners                                                                 (800,000)            (800,000)
                                                                                   -------------------------------------

        Net cash used in financing activities                                              (800,000)            (800,000)
                                                                                   -------------------------------------

Net increase (decrease) in cash and cash equivalents                                        192,000              (18,000)

Cash and cash equivalents at the beginning of the period                                    249,000              209,000
                                                                                   -------------------------------------

Cash and cash equivalents at the end of the period                                        $ 441,000            $ 191,000
                                                                                   =====================================

                            See accompanying notes.

                              Appendix E - Page 3

                            PS PARTNERS VIII, LTD.,
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                  (Continued)


                                                                                                Six Months Ended
                                                                                                     June 30,
                                                                                   -----------------------------------------
                                                                                             1998                 1997
                                                                                   -----------------------------------------
Supplemental schedule of noncash investing and financing activities:

 Investment in real estate entity                                                             $ -                $(5,015,000)

 Transfer of real estate facilities for interest in real estate entity, net                     -                  5,015,000

                            See accompanying notes.

                              Appendix E - Page 4

                            PS PARTNERS VIII, LTD.,
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1998
                                  (UNAUDITED)

1. The accompanying unaudited condensed financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures contained herein are adequate to make the information presented not misleading. These unaudited condensed financial statements should be read in conjunction with the financial statements and related notes appearing in the Partnership's Form 10-K for the year ended December 31, 1997.

2. In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments, consisting of only normal accruals, necessary to present fairly the Partnership's financial position at June 30, 1998, the results of operations for the three and six months ended June 30, 1998 and 1997 and cash flows for the six months then ended.

3. The results of operations for the three and six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the full year.

                              Appendix E - Page 5

                         Report of Independent Auditors



The Partners
PS Partners VIII, Ltd., a California Limited Partnership


We have audited the balance sheets of PS Partners VIII, Ltd., a California Limited Partnership as of December 31, 1997 and 1996 and the related statements of income, partners' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PS Partners VIII, Ltd., a California Limited Partnership at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                 ERNST & YOUNG LLP



February 23, 1998
Los Angeles, California

                              Appendix E - Page 6

                            PS PARTNERS VIII, LTD.
                          CONSOLIDATED BALANCE SHEETS
                          December 31, 1997 and 1996


                                                                            1997                  1996
                                                                    -------------------------------------
                                     ASSETS


Cash and cash equivalents                                               $   249,000           $   209,000

Rent and other receivables                                                   11,000                10,000

Real estate facilities, at cost:
 Land                                                                     4,926,000             7,461,000
 Buildings and equipment                                                 12,320,000            16,442,000
                                                                    -------------------------------------
                                                                         17,246,000            23,903,000

 Less accumulated depreciation                                           (5,081,000)           (6,309,000)
                                                                    -------------------------------------
                                                                         12,165,000            17,594,000

Investment in real estate partnership                                     5,134,000                     -

Other assets                                                                 31,000                45,000
                                                                    -------------------------------------

                                                                        $17,590,000           $17,858,000
                                                                    =====================================


                             LIABILITIES AND PARTNERS' EQUITY

Accounts payable                                                        $   223,000           $   259,000

Advance payments from renters                                               121,000               110,000

Partners' equity:
 Limited partners' equity,
   $500 per unit, 150,000 units authorized,
   52,751 issued and outstanding                                         17,039,000            17,279,000
 General partners' equity                                                   207,000               210,000
                                                                    -------------------------------------

   Total partners' equity                                                17,246,000            17,489,000
                                                                    -------------------------------------

                                                                        $17,590,000           $17,858,000
                                                                    =====================================

                            See accompanying notes.

                              Appendix E - Page 7

                            PS PARTNERS VIII, LTD.
                       CONSOLIDATED STATEMENTS OF INCOME
             For the years ended December 31, 1997, 1996, and 1995




                                                                      1997                 1996                 1995
                                                              ----------------------------------------------------------
REVENUE:

Rental income                                                       $2,599,000           $2,907,000           $2,783,000
Equity in income of real estate partnership                            199,000                    -                    -
Interest income                                                         13,000               15,000               45,000
                                                              ----------------------------------------------------------
                                                                     2,811,000            2,922,000            2,828,000
                                                              ----------------------------------------------------------

COSTS AND EXPENSES:

Cost of operations                                                     665,000              777,000              794,000
Management fees                                                        156,000              169,000              162,000
Depreciation and amortization                                          559,000              808,000              758,000
Administrative                                                          73,000               69,000               68,000
Environmental costs                                                          -                    -              169,000
                                                              ----------------------------------------------------------
                                                                     1,453,000            1,823,000            1,951,000
                                                              ----------------------------------------------------------

NET INCOME                                                          $1,358,000           $1,099,000           $  877,000
                                                              ==========================================================

Limited partners' share of net income
 ($22.48, $17.61, and $12.32 per unit in
 1997, 1996, and 1995, respectively)                                $1,186,000           $  929,000           $  650,000
General partners' share of net income                                  172,000              170,000              227,000
                                                              ----------------------------------------------------------
                                                                    $1,358,000           $1,099,000           $  877,000
                                                              ==========================================================

                            See accompanying notes.

                              Appendix E - Page 8

                            PS PARTNERS VIII, LTD.
                  CONSOLIDATED STATEMENTS OF PARTNERS' EQUITY
             For the years ended December 31, 1997, 1996, and 1995


                                                                      Limited               General
                                                                      Partners              Partners                Total
                                                              -------------------------------------------------------------
Balances at December 31, 1994                                       $19,087,000             $ 227,000           $19,314,000

Net income                                                              650,000               227,000               877,000

Distributions                                                        (1,961,000)             (240,000)           (2,201,000)
                                                              -------------------------------------------------------------

Balances at December 31, 1995                                        17,776,000               214,000            17,990,000

Net income                                                              929,000               170,000             1,099,000

Distributions                                                        (1,426,000)             (174,000)           (1,600,000)
                                                              -------------------------------------------------------------

Balances at December 31, 1996                                        17,279,000               210,000            17,489,000

Net income                                                            1,186,000               172,000             1,358,000

Distributions                                                        (1,426,000)             (175,000)           (1,601,000)
                                                              -------------------------------------------------------------

Balances at December 31, 1997                                       $17,039,000             $ 207,000           $17,246,000
                                                              =============================================================

                            See accompanying notes.

                              Appendix E - Page 9

                            PS PARTNERS VIII, LTD.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             For the years ended December 31, 1997, 1996, and 1995




                                                                            1997                 1996                  1995
                                                                        --------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

 Net income                                                              $ 1,358,000          $ 1,099,000            $   877,000

 Adjustments to reconcile net income to net cash provided by operating activities

   Depreciation and amortization                                             559,000              808,000                758,000
   (Increase) decrease in rent and other receivables                          (1,000)              (1,000)                 3,000
   Decrease (increase) in other assets                                        14,000              (18,000)                 8,000
   (Decrease) increase in accounts payable                                   (36,000)             (65,000)               171,000
   Increase (decrease) in advance payments from renters                       11,000               (2,000)               (15,000)
   Equity in income of real estate partnership                              (199,000)                   -                      -
                                                                        --------------------------------------------------------

     Total adjustments                                                       348,000              722,000                925,000
                                                                        --------------------------------------------------------

     Net cash provided by operating activities                             1,706,000            1,821,000              1,802,000
                                                                        --------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

 Distributions from real estate partnership                                   82,000                    -                      -
 Investment in real estate partnership                                        (2,000)                   -                      -
 Additions to real estate facilities                                        (145,000)            (229,000)              (272,000)
                                                                        --------------------------------------------------------

     Net cash used in investing activities                                   (65,000)            (229,000)              (272,000)
                                                                        --------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

 Distributions to partners                                                (1,601,000)          (1,600,000)            (2,201,000)
                                                                        --------------------------------------------------------

     Net cash used in financing activities                                (1,601,000)          (1,600,000)            (2,201,000)
                                                                        --------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                          40,000               (8,000)              (671,000)

Cash and cash equivalents at the beginning of the period                     209,000              217,000                888,000
                                                                        --------------------------------------------------------

Cash and cash equivalents at the end of the period                       $   249,000          $   209,000            $   217,000
                                                                        ========================================================

                            See accompanying notes.

                             Appendix E - Page 10

                            PS PARTNERS VIII, LTD.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             For the years ended December 31, 1997, 1996, and 1995
                                  (Continued)




                                                                                  1997              1996             1995
                                                                         -----------------------------------------------------
Supplemental schedule of noncash investing and financing activities:


 Investment in real estate partnership                                          $(5,015,000)        $ -                $ -

 Transfer of real estate facilities for interest in real estate
  partnership, net                                                                5,015,000           -                  -

                            See accompanying notes.

                             Appendix E - Page 11

                            PS PARTNERS VIII, LTD.,
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1997

1.   Summary of Significant Accounting Policies and Partnership Matters
     ------------------------------------------------------------------

     Description of Partnership
     --------------------------
          PS Partners VIII, Ltd., a California Limited Partnership (the "Partnership") was formed with the proceeds of an interstate public offering. PSI Associates II, Inc. ("PSA"), an affiliate of Public Storage Management, Inc., organized the Partnership along with B. Wayne Hughes ("Hughes"). In September 1993, Storage Equities, Inc., now known as Public Storage, Inc. ("PSI"), a California corporation, acquired the interest of PSA relating to its general partner capital contribution in the Partnership and was substituted as a co-general partner in place of PSA.

          In 1995, there was a series of mergers among Public Storage Management, Inc. (which was the Partnership's mini-warehouse operator), Public Storage, Inc. and their affiliates (collectively, "PSMI"), culminating in the November 16, 1995 merger (the "PSMI Merger") of PSMI into Storage Equities, Inc. In the PSMI Merger, Storage Equities, Inc. was renamed Public Storage, Inc. and it acquired substantially all of PSMI's United States real estate operations and became the operator of the Partnership's mini-warehouse properties.

          The Partnership has invested in existing mini-warehouse storage facilities which offer self-service storage spaces for lease, usually on a month-to-month basis, to the general public and, to a lesser extent, in an existing business park facility which offers industrial and office space for lease. The Partnership has ownership interests in 5 properties in 5 states, which exclude 1 property transferred to PS Business Parks, L.P. ("PSBPLP") in January 1997.

     Real Estate Facilities
     ----------------------
          The Partnership depreciates the buildings and equipment on a straight-line method over estimated useful lives of 25 and 5 years, respectively. Leasing commissions relating to business park properties are expensed when incurred.

          In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("Statement 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Statement 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the method of accounting for long-lived assets that are expected to be disposed. The Partnership adopted Statement 121 in 1996 and the adoption had no effect.

          In January 1997, the Partnership and PSI and other related partnerships transferred a total of 35 business parks to PSBPLP, an operating partnership formed to own and operate business parks in which PSI has a significant interest. Included among the properties transferred was the Partnership's business park in exchange for a partnership interest in PSBPLP. The general partner of PSBPLP is PS Business Parks, Inc.

     Revenue Recognition
     -------------------
          Property rents are recognized as earned.

     Allocation of Net Income
     ------------------------
          The General Partners' share of net income consists of an amount attributable to their 1% capital contribution and an additional percentage of cash flow (as defined, see note 2) which relates to the General Partners' share of cash distributions as set forth in the Partnership Agreement. All remaining net income is allocated to the limited partners.

                             Appendix E - Page 12

                            PS PARTNERS VIII, LTD.,
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1997


1.   Summary of Significant Accounting Policies and Partnership Matters
     ------------------------------------------------------------------
     (continued)
     -----------

     Per Unit Data
     -------------
          Per unit data is based on the weighted average number of limited partnership units (52,751) outstanding during the year.

     Environmental Cost
     ------------------
          Substantially all of the Partnership's facilities were acquired prior to the time that it was customary to conduct extensive environmental investigations in connection with the property acquisitions. During the fourth quarter of 1995, an independent environmental consulting firm completed environmental assessments on the Partnership's properties to evaluate the environmental condition of, and potential environmental liabilities of such properties. Based on the assessments, the Partnership believes that it is probable that it will incur costs totaling $120,000 after December 31, 1997 for known environmental remediation requirements. During 1997, 1996, and 1995, the Partnership paid $12,000, $21,000, and
     $16,000, respectively, in connection with the environmental remediations. Although there can be no assurance, the Partnership is not aware of any unaccrued environmental contamination of its facilities which individually or in the aggregate would be material to the Partnership's overall business, financial condition, or results of operations.

     Use of Estimates
     ----------------
          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Cash Distributions
     ------------------
          The Partnership Agreement provides for quarterly distributions of cash flow from operations (as defined). Cash distributions per unit were $27.04, $27.04, and $37.18 during 1997, 1996, and 1995, respectively.

     Cash and Cash Equivalents
     -------------------------
          For financial statement purposes, the Partnership considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2.   General Partners' Equity
     ------------------------
          The General Partners have a 1% interest in the Partnership. In addition, the General Partners have a 10% interest in cash distributions attributable to operations, exclusive of distributions attributable to sales and refinancing proceeds.

          Proceeds from sales and refinancings will be distributed entirely to the limited partners until the limited partners recover their investment plus a cumulative 8% annual return (not compounded). Thereafter, the General Partners have a 15% interest in remaining proceeds.

3.   Related Party Transactions
     --------------------------
          The Partnership has a management agreement with PSI whereby PSI operates the Partnership's mini-warehouse facilities for a fee equal to 6% of the facilities' monthly gross revenue (as defined).

                             Appendix E - Page 13

                            PS PARTNERS VIII, LTD.,
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1997

3.   Related Party Transactions (continued)
     --------------------------------------
          In January 1997, the Partnership transferred its business park facility to PSBPLP in exchange for a partnership interest in PSBPLP.

          PSI has a significant economic interest in PSBPLP and PSBP.

4.   Leases
     ------
          The Partnership has invested primarily in existing mini-warehouse storage facilities which offer self-storage spaces for lease to the general public. Leases for such space are usually on a month-to-month basis.

5.   Taxes Based on Income
     ---------------------
          Taxes based on income are the responsibility of the individual partners and, accordingly, the Partnership's consolidated financial statements do not reflect a provision for such taxes.

          Taxable net income was $1,511,000, $1,315,000 and $1,153,000 for the years ended December 31, 1997, 1996 and 1995, respectively. The difference between taxable income and book income is primarily related to timing differences in depreciation expense.

                             Appendix E - Page 14

                                                                      APPENDIX F

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                              OF THE PARTNERSHIP


RESULTS OF OPERATIONS
---------------------

     Three months ended June 30, 1998 compared to three months ended June 30, 1997: The Partnership's net income for the three months ended June 30, 1998 was $367,000 compared to $330,000 for the same period in 1997, representing an increase of $37,000, or 11%. The increase is primarily attributable to an increase in the Partnership's mini-warehouse operations.

     Rental income for the Partnership's mini-warehouse operations was $693,000 compared to $645,000 for the three months ended June 30, 1998 and 1997, respectively, representing an increase of $48,000, or 7%. The increase in rental income was primarily attributable to increased rental rates at the Partnership's mini-warehouse facilities. The monthly average realized rent per square foot for the mini-warehouse facilities was $.86 compared to $.80 for the three months ended June 30, 1998 and 1997, respectively. The weighted average occupancy levels at the mini-warehouse facilities remained stable at 93% for the three months ended June 30, 1997 and 1998. Cost of operations (including management fees) increased $18,000, or 8%, to $233,000 from $215,000 for the three months ended June 30, 1998 and 1997, respectively. This increase was primarily attributable to increases in advertising and promotion (due primarily to the PSI national telephone reservation center) and property tax expenses. Accordingly, for the Partnership's mini-warehouse operations, property net operating income increased $30,000, or 7%, from $430,000 to $460,000 for the three months ended June 30, 1997 and 1998, respectively.

     Six months ended June 30, 1998 compared to six months ended June 30, 1997:
The Partnership's net income for the six months ended June 30, 1998 was $717,000 compared to $636,000 for the same period in 1997, representing an increase of $81,000, or 13%. The increase is primarily attributable to an increase in the Partnership's mini-warehouse operations.

     Rental income for the Partnership's mini-warehouse operations was $1,364,000 compared to $1,266,000 for the six months ended June 30, 1998 and 1997, respectively, representing an increase of $98,000, or 8%. The increase in rental income was primarily attributable to increased rental rates at the Partnership's mini-warehouse facilities, combined with increased occupancy levels. The monthly average realized rent per square foot for the mini-warehouse facilities was $.84 compared to $.79 for the six months ended June 30, 1998 and 1997, respectively. The weighted average occupancy levels at the mini-warehouse facilities increased from 92% to 93% for the six months ended June 30, 1997 and 1998, respectively. Cost of operations (including management fees) increased $36,000, or 8%, to $460,000 from $424,000 for the six months ended June 30, 1998 and 1997, respectively. This increase was primarily attributable to increases in advertising and promotion (due primarily to the PSI national telephone reservation center) and property tax expenses. Accordingly, for the Partnership's mini-warehouse operations, property net operating income increased $62,000, or 7%, from $842,000 to $904,000 for the six months ended June 30, 1997 and 1998, respectively.

     Year ended December 31, 1997 compared to year ended December 31, 1996: The Partnership's net income was $1,358,000 in 1997 compared to $1,099,000 in 1996, representing an increase of $259,000, or 24%. Excluding the 1996 operations for the Partnership's business park facility as compared to the 1997 equity in income of real estate partnership, the increase is primarily attributable to an increase in the Partnership's mini-warehouse operations.

     Rental income for the Partnership's mini-warehouse operations was $2,599,000 during 1997 compared to $2,394,000 in 1996, representing an increase of $205,000, or 9%. The increase in rental income was primarily attributable to increased rental rates at the mini-warehouse facilities, combined with increased occupancy levels. The monthly average realized rent per square foot for the mini-warehouse facilities was $.80 in 1997 compared to

                             Appendix F - Page 1

$.76 for 1996. The weighted average occupancy levels at the mini-warehouse facilities increased from 91% in 1996 to 93% during 1997. Cost of operations (including management fees) increased $81,000, or 11%, to $821,000 during 1997 from $740,000 for 1996. This increase was primarily attributable to increases in property tax, advertising, and payroll expenses. Accordingly, for the Partnership's mini-warehouse operations, property net operating income increased $124,000, or 8%, from $1,654,000 in 1996 to $1,778,000 during 1997.

     The following table summarizes the Partnership's operating income, net of depreciation, from its investment in Public Storage Business Parks, L.P. during 1997 compared to that of the exchanged business park facility for 1996:


                                                                         1997               1996
                                                                       --------           --------
Equity in earnings of real estate partnership                          $199,000           $      -
Rental income                                                                 -            513,000
Cost of operations                                                            -            206,000
                                                                       --------           --------
Net operating income                                                    199,000            307,000
Depreciation                                                                  -            267,000
                                                                       --------           --------
Operating income, net of depreciation                                  $199,000           $ 40,000
                                                                       ========           ========

     The difference in operating income, net of depreciation, in 1997 and 1996 is primarily due to the effect of depreciation and an improvement in property operations.

     Depreciation and amortization attributable to the Partnership's mini-warehouse facilities increased $18,000 from $541,000 in 1996 to $559,000 in 1997. This increase was primarily attributable to the depreciation of capital expenditures made during 1996 and 1997.

     Year ended December 31, 1996 compared to year ended December 31, 1995: The Partnership's net income in 1996 was $1,099,000 compared to $877,000 in 1995, representing an increase of $222,000, or 25%. The increase was primarily a result of decreased environmental costs, combined with an increase in property operating results, partially offset by an increase in depreciation expense and a decrease in interest income.

     Property net operating income (rental income less cost of operations and management fees and excluding depreciation expense) increased approximately $134,000, or 7%, in 1996 compared to 1995, as rental income increased by $124,000, or 4%, and cost of operations (including management fees) decreased by $10,000.

     Rental income for the Partnership's mini-warehouse operations was $2,394,000 in 1996 compared to $2,264,000 in 1995, representing an increase of $130,000, or 6%. The increase in rental income was primarily attributable to increased rental rates and occupancy levels at the mini-warehouse facilities. The monthly realized rent per square foot for the mini-warehouse facilities averaged $.76 in 1996 compared to $.73 in 1995. Weighted average occupancy levels at the mini-warehouse facilities increased to 91% in 1996 from 89% in 1995. Cost of operations (including management fees) decreased $1,000 to $740,000 in 1996 from $741,000 in 1995. Accordingly, for the Partnership's mini-warehouse operations, property net operating income increased by $131,000 to $1,654,000 in 1996 from $1,523,000 in 1995.

     Rental income for the Partnership's business park operations was $513,000 in 1996 compared to $519,000 in 1995, representing a decrease of $6,000. The decrease in rental income was primarily attributable to reduced rental rates, partially offset by increased occupancy rates. The monthly realized rent per square foot for the

                             Appendix F - Page 2
business park facility averaged $.58 in 1996 compared to $.59 in 1995. Weighted average occupancy levels at the business park facility increased to 95% in 1996 from 93% in 1995. Cost of operations (including management fees) decreased $9,000, or 4%, to $206,000 in 1996 from $215,000 in 1995. The decrease in cost of operations was primarily attributable to decreases in property tax and lease commissions expenses, partially offset by an increase in payroll expense. Accordingly, for the Partnership's business park facility, property net operating income increased by $3,000 to $307,000 in 1996 from $304,000 in 1995.

     Interest income decreased in 1996 over 1995 as a result of a decrease in average invested cash balances.

     Depreciation and amortization increased $50,000 to $808,000 in 1996 from $758,000 in 1995. This increase is principally attributable to depreciation of capital expenditures made during 1995 and 1996.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     The Partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis, primarily by internally generated cash from property operations combined with cash on-hand of approximately $441,000.

     Cash flows from operating activities ($1,706,000 for the year ended December 31, 1997 and $936,000 for the six months ended June 30, 1998) have been sufficient to meet all current obligations of the Partnership. Capital improvements were $145,000, $229,000, and $272,000 in 1997, 1996, and 1995,
respectively. During 1998, the Partnership anticipates approximately $188,000 of capital improvements ($62,000 for the six months ended June 30, 1998).

     The Partnership expects to continue making quarterly distributions. Total distributions paid to the General Partners and the limited partners (including per Unit amounts) for 1997 and prior years and for the six months ended June 30, 1998 were as follows:

                                                          Total         Per Unit
                                                       ----------       --------
  1998 (through June 30)                               $  712,000        $13.52
  1997                                                  1,601,000         27.04
  1996                                                  1,600,000         27.04
  1995                                                  2,201,000         37.18
  1994                                                  1,208,000         20.40
  1993                                                  1,166,000         19.70
  1992                                                  1,625,000         27.45
  1991                                                  1,778,000         30.02
  1990                                                  1,554,000         26.24
  1989                                                  1,517,000         25.63
  1988                                                  1,480,000         25.01
  1987                                                    476,000         14.55

     The General Partners distributed, concurrently with the distribution for the fourth quarter of 1991, a portion of the operating reserve and adjusted the ongoing distribution level. The operating reserve that was distributed was estimated at $7.45 per Unit. The General Partners distributed, concurrently with the distribution

                             Appendix F - Page 3
for the third quarter of 1995, a portion of the operating reserve of the Partnership estimated to be $10.14 per Unit. Future distribution levels will be based on cash available for distributions (cash flow from all sources, less cash necessary for capital improvement needs and to establish reserves).

IMPACT OF YEAR 2000

     PSI has completed an initial assessment of its computer systems. The majority of the computer programs were installed or upgraded over the past few years and are Year 2000 compliant. Some of the older computer programs utilized by PSI were written without regard for Year 2000 issues and could cause a system failure or miscalculations with possible disruption of operations. Each of these computer programs and systems has been evaluated to be upgraded or replaced as part of PSI's Year 2000 project.

     The cost of the Year 2000 project will be allocated to all entities that use the PSI computer systems. The cost of the Year 2000 project which is expected to be allocated to the Partnership is approximately $15,000. The cost of new software will be capitalized and the cost of maintenance to existing systems will be expensed as incurred.

     The project is expected to be completed by March 31, 1999 which is prior to any anticipated impact on operating systems. PSI believes that with modifications to existing software and, in some instances, the conversion to new software, the Year 2000 issue will not pose significant operational problems. However, if such modifications are not made, or are not completed timely, the Year 2000 issue could have a material impact on the operations of the Partnership.

     The costs of the project and the date on which PSI believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events. There can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated.

                             Appendix F - Page 4

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS, OFFICERS AND AGENTS.

     In August 1988, the Company's Articles of Incorporation were amended (as approved by the shareholders in August 1988) to provide that the Company may indemnify the agents of the Company to the maximum extent permitted under California law. See Section V of the Certificate of Amendment of Articles of Incorporation (Exhibit 3.11) and Article VII of the By-Laws (Exhibit 3.21) which are incorporated herein by this reference. In October 1988, the Company also entered into indemnity agreements (in the form approved by the shareholders in August 1988) with its management and non-management directors and executive officers. The agreements permit the Company to indemnify directors and executive officers to the maximum extent permitted under California law and prohibit the Company from terminating its indemnification obligations as to acts or omissions of any director or executive officer occurring before the termination. The indemnification and limitations on liability permitted by the amendment to the Articles of Incorporation and the agreements are subject to the limitations set forth by California law. The Company believes the indemnification agreements will assist it in attracting and retaining qualified individuals to serve as directors and executive officers of the Company.


ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  EXHIBITS:  See Exhibit Index contained herein.

     (b)  FINANCIAL STATEMENT SCHEDULES:

          See Index to Financial Statement Schedules in registrant's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference.

          All other financial statement schedules are omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.


ITEM 22.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes as follows:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs 3.(i) and 3.(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     4. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     5. That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     6. That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     7. To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     8. Except as permitted by General Instruction H to Form S-4 (in a transaction not covered by General Instruction I), to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glendale, State of California, on the 26th day of October, 1998.

                                  PUBLIC STORAGE, INC.


                                  By:  /s/ B. WAYNE HUGHES
                                      ------------------------------------------
                                      B. Wayne Hughes, Chairman of the Board


     Each person whose signature appears below hereby authorizes B. Wayne Hughes and Harvey Lenkin, and each of them, as attorney-in-fact, to sign on his behalf, individually and in each capacity stated below, any amendment, including post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


        SIGNATURE                            CAPACITY                              DATE
        ---------                            --------                              ----

/s/ B. WAYNE HUGHES               Chairman of the Board, Chief Executive       October 26, 1998
_____________________________     Officer and Director (principal
     B. Wayne Hughes              executive officer)


/s/ HARVEY LENKIN                 President and Director                       October 26, 1998
_____________________________
      Harvey Lenkin


/s/ JOHN REYES                    Senior Vice President and Chief              October 26, 1998
_____________________________     Financial Officer (principal financial
     John Reyes                   officer and principal accounting officer)


/s/ ROBERT J. ABERNETHY                          Director                      October 26, 1998
_____________________________
      Robert J. Abernethy


/s/ DANN V. ANGELOFF                             Director                      October 26, 1998
_____________________________
      Dann V. Angeloff


/s/ WILLIAM C. BAKER                             Director                      October 26, 1998
_____________________________
      William C. Baker


/s/ URI P. HARKHAM                               Director                      October 26, 1998
_____________________________
     Uri P. Harkham


/s/ B. WAYNE HUGHES, JR.          Vice President and Director                  October 26, 1998
_____________________________
    B. Wayne Hughes, Jr.


                                                 Director
_____________________________
     Thomas J. Barrack, Jr.

                                 EXHIBIT INDEX


     2.1 Agreement and Plan of Reorganization among Registrant, PS Partners VIII Merger Co., Inc. and PS Partners VIII, Ltd., a California Limited Partnership dated as of September 28, 1998 (filed as Appendix A to the Information Statement and Prospectus).

     3.1 Restated Articles of Incorporation. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

     3.2 Certificate of Determination for the 10% Cumulative Preferred Stock, Series A. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

     3.3 Certificate of Determination for the 9.20% Cumulative Preferred Stock, Series B. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

     3.4 Amendment to Certificate of Determination for the 9.20% Cumulative Preferred Stock, Series B. Filed with Registrant's Registration Statement No. 33-56925 and incorporated herein by reference.

     3.5 Certificate of Determination for the 8.25% Convertible Preferred Stock. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

     3.6 Certificate of Determination for the Adjustable Rate Cumulative Preferred Stock, Series C. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

     3.7 Certificate of Determination for the 9.50% Cumulative Preferred Stock, Series D. Filed with Registrant's Form 8-A/A Registration Statement relating to the 9.50% Cumulative Preferred Stock, Series D and incorporated herein by reference.

     3.8 Certificate of Determination for the 10% Cumulative Preferred Stock, Series E. Filed with Registrant's Form 8-A/A Registration Statement relating to the 10% Cumulative Preferred Stock, Series E and incorporated herein by reference.

     3.9 Certificate of Determination for the 9.75% Cumulative Preferred Stock, Series F. Filed with Registrant's Form 8-A/A Registration Statement relating to the 9.75% Cumulative Preferred Stock, Series F and incorporated herein by reference.

     3.10 Certificate of Determination for the Convertible Participating Preferred Stock. Filed with Registrant's Registration Statement No. 33-63947 and incorporated herein by reference.

     3.11 Certificate of Amendment of Articles of Incorporation. Filed with Registrant's Registration Statement No. 33-63947 and incorporated herein by reference.

     3.12 Certificate of Determination for the 8-7/8% Cumulative Preferred Stock, Series G. Filed with Registrant's Form 8-A/A Registration Statement relating to the 8-7/8% Cumulative Preferred Stock, Series G and incorporated herein by reference.

     3.13 Certificate of Determination for the 8.45% Cumulative Preferred Stock, Series H. Filed with Registrant's Form 8-A/A Registration Statement relating to the 8.45% Cumulative Preferred Stock, Series H and incorporated herein by reference.

     3.14 Certificate of Determination for the Convertible Preferred Stock, Series CC. Filed with Registrant's Registration Statement No. 333-03749 and incorporated herein by reference.

     3.15 Certificate of Correction of Certificate of Determination for the Convertible Participating Preferred Stock. Filed with Registrant's Registration Statement No. 333-08791 and incorporated herein by reference.

     3.16 Certificate of Determination for 8 5/8% Cumulative Preferred Stock, Series I. Filed with Registrant's Form 8-A/A Registration Statement relating to the 8 5/8% Cumulative Preferred Stock, Series I and incorporated herein by reference.

     3.17 Certificate of Amendment of Articles of Incorporation. Filed with Registrant's Registration Statement No. 333-18395 and incorporated herein by reference.

     3.18 Certificate of Determination for Equity Stock, Series A. Filed with Registrant's Form 10-Q for the quarterly period ended June 30, 1997 and incorporated herein by reference.

     3.19 Certificate of Determination for 8% Cumulative Preferred Stock, Series J. Filed with Registrant's Form 8-A/A Registration Statement relating to the 8% Cumulative Preferred Stock, Series J and incorporated herein by reference.

     3.20 Certificate of Correction of Certificate of Determination for the 8.25% Convertible Preferred Stock. Filed with Registrant's Registration Statement No. 333-61045 and incorporated herein by reference.

     3.21 Bylaws, as amended. Filed with Registrant's Registration Statement No. 33-64971 and incorporated herein by reference.

     3.22 Amendment to Bylaws adopted on May 9, 1996. Filed with Registrant's Registration Statement No. 333-03749 and incorporated herein by reference.

     3.23 Amendment to Bylaws adopted on June 26, 1997. Filed with Registrant's Registration Statement No. 333-41123 and incorporated herein by reference.

     3.24 Amendment to Bylaws adopted on January 6, 1998. Filed with Registrant's Registration Statement No. 333-41123 and incorporated herein by reference.

     3.25 Amendment to Bylaws adopted on February 10, 1998. Filed with Registrant's Current Report on Form 8-K dated February 10, 1998 and incorporated herein by reference.

     5.1   Opinion on legality.  Filed herewith.

     8.1   Opinion on tax matters.  Filed herewith.

    10.1 Loan Agreement between Registrant and Aetna Life Insurance Company dated as of July 11, 1988. Filed with Registrant's Current Report on Form 8-K dated July 14, 1988 and incorporated herein by reference.

    10.2 Amendment to Loan Agreement between Registrant and Aetna Life Insurance Company dated as of September 1, 1993. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference.

    10.3 Second Amended and Restated Credit Agreement by and among Registrant, Wells Fargo Bank, National Association, as agent, and the financial institutions party thereto dated as of February 25, 1997. Filed with Registrant's Registration Statement No. 333-22665 and incorporated herein by reference.

    10.4 Note Assumption and Exchange Agreement by and among Public Storage Management, Inc., Public Storage, Inc., Registrant and the holders of the notes dated as of November 13, 1995. Filed with Registrant's Registration Statement No. 33-64971 and incorporated herein by reference.

   *10.5 Registrant's 1990 Stock Option Plan. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.

   *10.6 Registrant's 1994 Stock Option Plan. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference.

    *10.7 Registrant's 1996 Stock Option and Incentive Plan. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference.

     23.1  Consent of Independent Auditors.  Filed herewith.

     23.2  Consent of David Goldberg (included in Exhibit 5.1).

     23.3  Consent of A. Timothy Scott (included in Exhibit 8.1).

     23.4  Consent of Charles R. Wilson & Associates, Inc.  Filed herewith.

     23.5  Consent of Robert A. Stanger & Co., Inc.  Filed herewith.

     99.1  Cash Election Form.  Filed herewith.

     99.2 Real Estate Appraisal Report by Charles R. Wilson & Associates, Inc. dated September 30, 1998 (filed as Appendix B to the Information Statement and Prospectus).

     99.3 Opinion of Robert A. Stanger & Co., Inc. dated October 26, 1998 (filed as Appendix C to the Information Statement and Prospectus).

_______________

     *     Compensatory benefit plan.